SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

[ X ]  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[   ]  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year ended _________________.

or

[  ]  Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

[  ]  shell company report pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report _______

For the transition period from _________ to ________

Commission File Number:___________________

BAJA MINING CORP.

__________________________________________________________

(Exact Name of Registrant as Specified in its Charter)

___________________________________________________________

(Translation of Registrant's Name into English)

British Columbia, Canada

___________________________________________________________

(Jurisdiction of Incorporation or Organization)

2350-1177 West Hastings Street

Vancouver, British Columbia V6E 2K3

____________________________________________________________

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class

Name of each exchange on which registerer

N/A

N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

  Common Shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of February 1, 2006:  76,280,820 Common Shares without par value.

Indicate by checkmark whether the registrant (1) has filed reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES_____

NO_____

N/A

Indicate by checkmark which financial statement item the registrant has elected to follow.

ITEM 17  _X_

ITEM 18 ______

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES_____

NO_____

N/A

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES_____

NO_____

N/A

BAJA MINING CORP.

TABLE OF CONTENTS

PART I

Page Number

Item 1.

Identity of Directors, Senior Management

and Advisors

3

Item 2.

Offer Statistics and Expected Timetable

4

Item 3.

Key Information

4

Item 4.

Information on the Company

16

Item 5.

Operating and Financial Review and Prospects

37

Item 6.

Directors, Senior Management and Employees

44

Item 7.

Major Shareholders and Related Party Transactions

56

Item 8.

Financial Information

59

Item 9.

The Offer and Listing

60

Item 10.

Additional Information

61

Item 11.

Quantitative and Qualitative Disclosure About

Market Risk

77

Item 12.

Description of Securities Other than Equity Securities

78

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies.

78

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

78

Item 15.

Controls and Procedures

78

Item 16.

Item 16A.

Audit Committee Financial Expert

78

Item 16B.

Code of Ethics

78

Item 16C.

Principal Accountant Fees and Services

78

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

79

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

79

PART III

Item 17.

Financial Statements

79

Item 18.

Financial Statements

79

Item 19.

Financial Statements and its Exhibits

79

Glossary of Terms

Guide 7 and CIM Reporting Definitions

Signature Page

NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements in this registration statement that are not based on historical facts are referred to as “forward-looking statements.”  These statements can be identified generally by forward-looking words such as “expect”, “believe”, “anticipate”, “plan”, “intend”, “estimate”, “may”, “will” or similar words.  Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in Item 3.D. of this Registration Statement under the heading, “Risk Factors”, and elsewhere in this Registration Statement.

You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions.  Some of these risks and assumptions include:

•

general economic and business conditions, including changes in interest rates, fluctuations in the prices for base metals, fluctuations in prices for securities in the resource sector, demand for base metals and other economic and business conditions;

•

natural phenomena or disasters that may affect completion of drill programs, exploration work, completion of feasibility studies or development, if warranted;

•

actions by government authorities, including changes in government regulation, permitting requirements or environmental legislation;

•

the company’s ability to raise sufficient financing to complete its planned exploration work on its properties and to place its properties into development, if warranted;

•

future decisions by management in response to changing conditions, and

•

misjudgments, inaccurate assumptions or changes in conditions related to forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.  You should not place undue reliance on such forward-looking statements.

METRIC CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

Metric Unit	U.S. Measure	U.S. Measure	Metric Unit

1 hectare	2.471 acres	1 acre	0.4047 hectares
1 metre	3.2881 feet	1 foot	0.3048 metres
1 kilometre	0.621 miles	1 mile	1.609 kilometres
1 gram	0.032 troy oz.	1 troy ounce	31.1 grams
1 kilogram	2.205 pounds	1 pound	0.4541 kilograms
1 tonne	1.102 short tons	1 short ton	0.907 tonnes
1 gram/tonne	0.029 troy ozs./ton	1 troy ounce/ton	34.28 grams/tonne

EXPLANATORY NOTE

Our financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP, and are stated in Canadian Dollars.  Financial information should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Registration Statement, including our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002.  Reference is made to Note 14 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP. The financial information should also be read in conjunction with our financial statements and the notes thereto included elsewhere in this Registration Statement, including our unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2005 and 2004.  Reference is made to Note 9 in our unaudited interim consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

In this document, references to “we”, “our”, “us”, the “Company” “Registrant” or “Baja” mean Baja Mining Corp. and its subsidiaries unless the context of the sentence clearly suggests otherwise.

PART I

BUSINESS OF THE COMPANY

The Company is involved in the mining industry and currently has only one resource property, the Boleo property, Mexico.  The Boleo property is a copper-cobalt-zinc-manganese deposit located near Santa Rosalia, Baja California Sur, Mexico.  The Company is currently conducting a Definitive Feasibility Study on the Boleo property to determine the viability of placing such property into production to produce copper metal, either cobalt metal or an intermediate cobalt product (such as cobalt carbonate) for further processing off-site, zinc sulphate and an intermediate manganese product such as manganese carbonate or manganese sulphate.  The definitive feasibility study is currently scheduled to be completed in July 2006.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.

Directors and senior management

As of  February 15, 2006, the members of our Board of Directors and senior officers are as follows:

Name and municipality of residence	Principal Occupation for the past five years	Position with Baja
John Greenslade, P.Eng. Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3	President of the Company; President Minterra Resource Corp., (a mineral exploration company), Previously Partner, Holmes Greenslade (Barristers & Solicitors)	President, Director & CEO
William Murray, Suite 2350 – 1177 West Hastings Street, Vancouver , British Columbia, Canada	VP Operations of the Company, Consulting Engineer, President Polymet Mining Corp.(a mineral development company)	Director, Vice President Operations
Robert Mouat Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3	Chief Financial Officer of the Company, Managing Director Mintec, Director Terra Gaia Inc (an environmental company)	Director, Chief Financial Officer, Corporate Secretary
Graham Thody, Suite 540 – 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9	Chartered Accountant, Partner Nemeth Thody Anderson	Director
Charles Thomas Ogryzlo, P.Eng. Ofiplaza El Ritro, Rotonda El Peridista 150m al Sur, Edif.. 7, Suite 723, Managua, Nicaragua	President and CEO of Polaris Energy Corp., President and CEO of Blackhawk Mining Corp and Triton Mining Corp.	Director
Ross Glanville,P.Eng. Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3	President Ross Glanville & Associates since 1990	Director
David Dreisinger, PhD. 5233 Bentley Drive, Delta, British Columbia, Canada V4K 4K2	VP. Metallurgy of the Company, Professor Faculty of Applied Science, Department of Metal and Materials Engineering at University of British Columbia	Vice President of Metallurgy
Gaston Reymenants Fabrieksweg 7 B3190 Boortmeerbeek, Belgium	Managing Director, GMS Metals, Dublin, Ireland, VP Marketing of the Company	Vice President Marketing
Tawn Albinson Sinaloa #106 Desp. 301 Col. Roma 06700 Mexico, D.F.	Manager and Director Minera y Metalurgica del Boléo, Consulting Geologist	Managing Director, Minera y Metalurgica del Boléo.

See “Item 6. Directors, Senior Management and Employees” for additional information.

B.

Advisers.

Not Applicable.

C.

Auditors

Staley Okada & Partners, Chartered Accountants, 3rd Floor, 10190 – 152A Street, Surrey, British Columbia (“Staley Okada")were reappointed as the Company’s Auditors  at its  Annual General Meeting held on June 2, 2005. Staley Okada were first appointed as Auditors at the Annual General meeting on June 18, 2004.  Staley, Okada & Partners are members of the Institute of Chartered Accountants of British Columbia and are properly registered with the United States Public Company Accounting Oversight Board and Canadian Public Accountability Board.

Amisano Hanson, Chartered Accountants, 604 – 750 West Pender Street, Vancouver, British Columbia Canada, V6C 2T7 (“Amisano Hanson) were the Company’s Auditors prior to Staley Okada.  Amisano Hanson resigned as a result of the reverse takeover (“Reverse Acquisition”) of the Company by shareholders of Mintec International Limited herein described. The resignation was not as a result of any reservation, reportable events, disagreements, consultation or unresolved issues with Amisano Hanson.

Staley Okada & Partners were the auditors for Mintec International Limited (“Mintec”) prior to the reverse take over.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.

Selected Financial Data

The following table presents selected financial information.  The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). There are several material differences between Canadian GAAP and generally accepted accounting principles in the United States (“U.S. GAAP”) as is applicable to the financial information disclosed or summarized herein.

The following selected financial data has been extracted from the more detailed financial statements included herein (stated in Canadian Dollars, being the foreign currency our financial statements are denominated in; see “Currency and Exchange Rates”), including our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 and our unaudited interim financial statements for the three and nine month periods ended September 30, 2005 and 2004.  Reference is made to Note 14 in our audited consolidated financial statements for years ended December 31, 2004, 2003 and 2002, and Note 9 in our unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2005 and 2004, for an explanation of all material differences between Canadian GAAP and U.S. GAAP.  The selected financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto as well as management’s discussion and analysis of results of operations and liquidity and capital resources under “Item 5.  Operating and Financial Review and Prospects”.  The Company completed a reverse acquisition of Mintec International Corporation, Barbados, on April 22, 2004 and accordingly, comparable financial information for the periods ended December 31, 2003, 2002 and 2001 are to Mintec’s financial statements.  Financial Statements for periods prior to December 31, 2001 were not available without unreasonable effort and expense, and financial data for such periods have been omitted.  Prior to April 22, 2004, Mintec was a non-reporting (private) company and only prepared financial statements on an annual basis.

Table 1 – Selected Financial Information

	Nine Month Period Ended September 30 (unaudited)		Year Ended December 31 (audited)
	2005	2004	2004	2003	2002	2001
Canadian GAAP – Canadian Dollars
Total revenues	-	-	-	-	-	-
Net Income (Loss)	(5,827,632)	(2,937,680)	(5,391,685)	(404,029)	481,445	(691,257)
Income (Loss) per common share	$(0.10)	$(0.05)	$(0.10)	$(0.01)	$0.01	$(0.02)
Total Assets	2,545,483	7,614,318	6,355,007	970,077	892,383	885,610
Long term debt	-	-			-	-
Cash dividend per share	-	-	-	-	-	-
Shares Outstanding (1)	66,619,856	60,216,306	60,236,306	40,000,000	40,000,000	40,000,000
Due to related parties	42,413	28,829	47,003	793,849	330,172	594,285
Total shareholders’ equity	1,992,673	7,537,651	5,146,809	144,042	548,071	666,626

(1)  Number of common shares issued and outstanding.

Table 2 - Presented in Accordance with U.S. GAAP.

	Nine Month Period Ended September 30		Year Ended December 31
	2005	2004	2004	2003	2002

Total revenues	-	-	-	-	-
Net Income (Loss)	(5,778,995)	(2,889,711)	(5,376,645)	(477,863)	505,344
Income (Loss) per common share	$(0.10)	$(0.05)	$(0.10)	$(0.01)	$0.01
Total Assets	2,545,483	7,614,318	5,597,214	970,077	892,383
Long term debt	-	-		-	-
Cash dividend per share	-	-	-	-	-
Shares Outstanding (1)	66,619,856	60,216,306	60,236,306	40,000,000	40,000,000
Due to related parties	42,413	28,829	47,003	793,849	330,172
Total shareholders’ equity	1,234,880	6,779,858	4,389,016	144,042	548,071

(1)  Number of common shares issued and outstanding.

Note: Readers should refer to Note 14 of the Company's Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002, and Note 9 of the Company’s Unaudited Interim Consolidated Financial Statements for the three and nine month periods ended September 30 ,2005 and 2004, for the material differences between Canadian and U.S. GAAP.

The rate of exchange was 1.1535 on February 8, 2006.

CURRENCY AND EXCHANGE RATES

All monetary amounts are expressed in Canadian dollars except where otherwise indicated. The following table sets forth the rate of exchange for the Canadian Dollar at the end of each of the previous six months and the five most recent fiscal years ended December 31, the average rates for each year and the range of high and low rates for month end period and each year.  For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar.  The average rate means the average of the exchange rates on the last day of each month during the year.

For the month end

     High

           Low

January 2006

1.1726

1.1436

December 2005

1.1754

1.1427

November 30, 2005

1.1960

1.1656

October 30, 2005

1.1887

1.1657

September 30, 2005

1.1943

1.1620

August 31, 2005

1.2298

1.1857

For the year ended

       Average

December 31, 2005

1.1630

December 31, 2004

1.3015

December 31, 2003

1.2946

December 31, 2002

1.5694

December 31, 2001

1.5488

B.

Capitalization and indebtedness

The following table sets forth the Company’s indebtedness, capitalization and the accumulated deficit as at December 31, 2005:

(Calculated in accordance with Canadian GAAP)	December 31, 2005 (Unaudited)
Long-term indebtedness	nil
Shareholders’ Equity
Authorized: 200,000,000 Common shares, without par value
Issued and outstanding:76,280,820 shares	$ 45,512,490
Contributed Surplus	2,339,721
Accumulated (Deficit)	$(44,063,229)
Total shareholders’ equity and capitalization	$ 3,788,982

The Company had an accumulated deficit as of December 31, 2005 of $44,063,229.  This amount primarily relates to amounts expended on the exploration and development of the Boleo Property.

C.

Reason for the offer and use of proceeds

Not applicable.

D.

Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment.  We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

Estimates of mineralized material are inherently forward-looking statements subject to error. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Our properties may prove to be uneconomic for commercial operations and we may never recover the investments made in our properties

We have no probable or proven reserves on any of our properties.  We cannot assure you that minerals will be discovered in sufficient quantities and grade at Boleo to justify commercial operations or that funds required for development can be obtained on a timely basis, if ever.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  If we are unable to upgrade our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations, we will be unable to develop mines and we may lose all of the resources we have invested in our properties.

We will require additional financing to complete the definitive feasibility study on our Boleo property and, if warranted, place it into development.

We are under Canadian generally accepted accounting standards considered to be a development stage company however under US generally accepted accounting standards we are considered to be an exploration company and currently do not have sufficient capital to fully fund the expected exploration work at Boleo.  As of December 31, 2005, we had working capital of approximately $2.5 million, and cash and cash equivalents of $2.78 million.  We plan to spend approximately $8,500,000 during the eleven month period from February 1, 2006 through December 31, 2006 on  work related to Boleo, and estimate that our general operating expenses during this period will be approximately $1,100,000.

We believe we only have adequate working capital to fund general and administrative expenses for the next 12 months.  We currently estimate that the cost to complete the definitive feasibility study on the Boleo Property is approximately $8,500,000.  We estimate we will need to raise at least $7.1 million in additional financing by late March 2006, or we will have to delay completion of the definitive feasibility study.  Upon completion of the definitive feasibility study, and assuming such study demonstrates that the Boleo deposit can be economically mined and generate an adequate rate of return on investment, the next stage of development will require us to raise significant capital in order to develop a mine.  We do not have a definitive estimate of the cost of developing the mine.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and, if warranted, development or production, on any or all of our properties or even a loss of property interest.  We cannot be certain that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable or acceptable to us.

We anticipate that we will raise additional capital through equity financing, which may cause substantial dilution to our existing shareholders

We estimate that estimate we will need to raise at least $7.1 million in additional capital by late March 2006, to fund the feasibility study for the Boleo property.  We may issue securities on less than favorable terms to raise sufficient capital to fund our business plan.  Any transaction involving the issuance of equity securities or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective holders of common shares.

We currently depend on a single property,  the Boleo Property, and there is no assurance we will successfully place it into production

Our only mineral property is the Boleo Property.  Unless we acquire additional properties or projects or discover additional deposits at Boleo, our company, if successful in developing the Boleo Property, will be solely dependent upon a single mine operation at the Boleo Property for its revenue and profits, if any.  We cannot assure you that we will establish any reserves on the Boleo Property or that we will successfully develop any mining operations at the Boleo Property.  We are an early stage company and currently do not have sufficient capital to fully fund the plan of operation at the Boleo Property.

Our ability to continue to operate involves a going concern risk

Our auditors have included an explanatory note to U.S. readers and our financial statements contain a note expressing substantial doubt regarding its ability to continue as a going concern.  Our financial statements are presented on a going concern basis, which assumes that we will continue to realize our assets and discharge our liabilities in the normal course of operations.  We estimate that we will need to raise at least $7.1 million in additional capital by late March 2006, to fund the feasibility study for the Boleo property.  If future financing is unavailable, for further exploration and development of our Boleo project, we may not be able to meet our ongoing obligations, in which case the realizable value of its assets may decline materially from current estimates.

We have no history of production and no revenues from operations; we may never generate any revenues from operations

Our company currently has no commercial production at Boleo and has never recorded any revenues from mining operations.  We expect to continue to incur losses, and will continue to do  so  until such time, if ever, as our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. The development of new mining operations at Boleo will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties are added.  The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control.  We may never generate any revenues or achieve profitability.

The price of our securities, our ability to raise additional financing and the results of our exploration activities may be adversely affected by fluctuations in copper and other metal prices

The value and price of our common shares, our financial results, and the results of our exploration activities may be significantly adversely affected by declines in the price of copper and other metals. Copper and cobalt prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of copper producing countries throughout the world. The price for copper fluctuates in response to many factors beyond anyone’s ability to predict.  These fluctuations if adverse either individually or cumulatively could render the project uneconomic or if placed into commercial production could cause fluctuations in earnings including possible reductions in revenues,  net income and possible losses.

The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media.  The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors.  For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant positive cash flow, if any, or it may result in a significant change in the amount of resources.  Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower copper and other metal prices than currently being utilized in conducting a definitive feasibility study could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and our financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Our property and exploration activities are subject to geologic uncertainty and inherent variability

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated.  There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process.  Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Our quantification of mineral resources are based on estimates and are subject to great uncertainty

The calculations of mineralized material amount are estimates only, actual recoveries of copper or other mineral from mineralized material may be lower or that the Boleo Property or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited.  Mineralized material, which is not mineral reserves, does not have demonstrated economic viability.  Any material change in the quantity of mineralization, grade or stripping ratio, or the copper price may affect the economic viability of our properties.  In addition, there can be no assurance that copper recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.  In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade, percent extraction of those reserves recoverable by underground mining techniques or stripping ratio for those reserves recoverable by open pit mining techniques may affect the economic viability of the Boleo Property. In addition, there can be no assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards use in this registration statement

We use the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” in this registration statement to comply with reporting standards in Canada.  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (SEC) does not recognize them.  US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resource will ever be upgraded to a higher category.  In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies.  Investors are cautioned not to assume that any part of the reported measured mineral resource, indicated mineral resource, or inferred mineral resource in this registration statement is economically or legally mineable.

We are subject to numerous government regulations which could cause delays in our exploration and development projects, if any, and increase costs related to our business

Baja’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.  Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could substantially increase the costs associated with our business or prevent us from exploring or developing our properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Baja and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Our exploration activities are exploratory in nature and may not be commercially successful

We currently have no properties that produce copper or any other metals.  The Boleo Project is currently an exploration project.  Mineral exploration is highly speculative in nature, involves many risks and is frequently nonproductive.  Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs.  We are currently conducting exploration and deposit definition drilling at Boleo.  The success of copper exploration is determined in part by the following factors:

•

the identification of potential copper mineralization based on superficial analysis;

•

availability of government-granted exploration permits;

•

the quality of our management and our geological and technical expertise; and

•

the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  There can be no assurance that any copper reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis.

We may not be able to obtain permits in order to develop the Boleo Property

All phases of our operations are subject to permitting and environmental regulation in the various jurisdictions (federal, state and local) in which we operate.  Permitting and environmental legislation is evolving in a manner that we anticipate will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Prior to any development on the Boleo Property, Minera y Metalurgica del Boléo S.A. de C.V. must receive a permit from the Secretaria de Desarrollo Social of Mexico (“SEDESOL”).  There is no guarantee that Minera y Metalurgica del Boléo S.A. de C.V. will obtain all permits necessary to develop the Boleo Property or that changes in the legislation or permitting requirements may be implemented.  Future changes in permitting and environmental regulation, if any, may adversely affect our operations by requiring additional work on impact studies, delays caused by administrative hearings and governmental review; increased costs related to preparation of studies, field work and consulting experts; delays in obtaining permits and additional implementation costs; changes to expected standards and assumptions of management and other requirements affecting the timing, costs and ability to obtain the required permits for our activities.

The Boleo Property is located in the Vizcaino Natural Protected Area boundary which will affect permitting.

The Boleo Property is located within the boundaries of the Natural Protected Area know as “El Vizcaino”.  Natural Protected Areas are geographical zones that due to their environmental characteristics, are designated, by law, to conservation purposes.  The El Vizcaino Natural Protected Area was established on December 5, 1988 and its management plan was published on September 1, 2000.  The major points of the management plan as related to the Boleo project are as follow:

a)

the plan, officially and specifically recognizes the existence of three mining operations:

•

salt production at Guerro Negro (by a party unrelated to the Company)

•

gypsum extraction at Santa Rosalia (an open pit gypsum mine is located immediately to the north of and adjacent to the Company’s Boleo Project) and

•

metallic mining project (the Company’s El Boleo Project) at Santa Rosalia.

The zone plan established for the Natural Protected Area allows the execution of new mining operations once we have met federal, state and municipal environmental requirements and have been granted an environmental impact authorization.

We expect that our Environmental Impact Manifest will be subject to closer scrutiny and review and stricter environmental limitation than if it was not in the Natural Protected Area.

The Boleo Property is located in Mexico and subject to several country risks that may affect our ability to complete exploration and development work on the property

All of our mineral activities will be conducted in Mexico.  Our activities will be exposed to various levels of political, economic and other risks and uncertainties.  These risks include but are not limited to, hostage taking, fluctuations in currency exchange rates, high rates of inflation, excessive import duties and taxes on the importation of equipment, expropriation and nationalization, possible future restrictions on foreign exchange and repatriation, changes in taxation policies, and changing political conditions, currency controls and government regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ local citizens.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Company’s operations or profitability. Current activities and future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications, and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

We raise required capital in Canadian dollars, but spend such funds in Canadian and United States dollars as well as Mexican pesos (plus minor expenditures in British pounds, Euros and Australian dollars). The exchange rate between these currencies has fluctuated significantly in recent years and in most years has resulted in foreign exchange losses.  The Company does not currently enter into foreign currency contracts to hedge against such risk.  Should the Boleo property be placed into production it is anticipated that revenue form sales will principally be in United States dollars while operating expenses will primarily be in Mexican pesos.  Any changes in exchange rates could have an adverse impact on any future operating revenues.

The current Presidential regime in Mexico has been supportive of foreign investment.  A Mexican presidential election is scheduled to occur in July 2006. A change in Presidential regime could have a negative impact on the Company if it resulted, among other things, in delaying the proposed reduction in corporate tax rates, changes in existing legislation in regard to the repatriation of profits, restrictions on foreign ownership or currency controls.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations or future profitability.

Exploration, development and mining involve a high degree of risk

Our operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base  metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, unstable ground conditions, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the mining and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations.  Various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the leaching operations are executed as planned. If these issues are not addressed, unforeseen difficulties may occur in planned operations.

Lack of infrastructure at Boleo Property will add to Project capital and operating costs

There is not an adequate supply of fresh water or electric power at the Boleo Property.  The process plant will primarily utilize sea water, which will add to corrosion expenses. To the extent potable water is required it will be produced in a desalination plant. The cost of this plant is approximately US$3million and is included in current capital cost estimates.  Power for the project will be provided by a 15 megawatt diesel generated power plant plus from a cogeneration plant attached to an acid plant that burns sulphur to provide necessary sulphuric acid for the process plant.  The cost of sulphur is the single largest reagent cost in the plant.  Any increase in the cost of sulphur will result in a significant increase in operating costs. The acid plant is currently budgeted on the basis of a used plant at an estimated cost of US$17 million.  If a used plant cannot be obtained it will significantly increase this cost.

Baja’s title to its properties may be subject to other claims

There is no guarantee that title to Baja’s properties will not be challenged or impugned. Baja’s mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of Baja’s properties which, if successful, could impair development and/or operations.  There are currently no known or threatened challenges to the Company’s title to the Boleo Property.

Baja does not insure against all risks

Baja’s insurance will not cover all the potential risks associated with a mining company’s operations.  Baja may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Baja or to other companies in the mining industry on acceptable terms. Baja might also become subject to liability for pollution or other hazards which may not be insured against or which Baja may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Baja to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

The mining industry is competitive, which may limit our ability to retain qualified personnel, acquire attractive properties or raise capital

The mining industry is competitive in all of its phases, including recruiting qualified personnel, acquisition of properties that may be complementary, capital raising and securing equipment or services required for exploration programs and analysis.   We face strong competition from other mining companies in these areas.  Many of these companies have greater financial resources, operational experience and technical capabilities than Baja.  As a result of this competition, we may be unable to maintain or acquire attractive mining properties, retain consultants and personnel or raise financing on terms we consider acceptable or at all.  Intense competition may delay our exploration activities or increase our costs substantially, which could affect our financial condition and results or operations.

Our success is dependent on our key personnel

We are dependent upon our key executives: John Greenslade, William Murray, Tawn Albinson and Dr. David Dreisinger, who are responsible for developing our property, exploration, mine and plant design, and financing strategies.  The loss of the services of one or more of such key management personnel could have a material adverse effect on our business.  Our ability to manage our exploration and, if warranted, development activities, and hence our success, will depend in large part on the efforts of these individuals.  We face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel.

Certain of our officers and directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts

Certain of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  For example, John W. Greenslade is also President of Minterra Resource Corp., a mineral exploration company; Robert Mouat is a director of Terra Gaia Inc., an environmental company; and William Murray is President of Polymet Mining Corp., a mineral development company.  Such associations may give rise to conflicts of interest from time to time.  Our directors are required by law to act honestly and in good faith with a view to the best interests of the company and to disclose any interest which they may have in any project or opportunity of the company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter.  In determining whether or not we will participate in any project or opportunity, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at the time.

Our growth will require new personnel, who may not be readily available

We are expecting significant growth in our number of employees if the results of our exploration and feasibility study activities on the Boleo Property are successful and, if warranted, we begin development activities and reach a decision to place the property into production.  This growth is expected to place substantial demands on our management and operations.  Our ability to assimilate new personnel, if warranted, will be critical to our performance as we will be required to recruit additional personnel and to train, motivate and manage our employees.   We will also have to adopt and implement new systems in all aspects of our operations. This will be particularly critical in the event we decide not to use a contract miner at the Boleo Property. We may not be able to recruit the personnel required to execute our programs or to manage these changes successfully.

Legislation, including the effective date of Section 404 of Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies.  Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers.  The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that beginning in our annual report for the year ended December 31, 2007, we will be required to furnish a report by management on our internal controls over financial reporting.  Such report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.  This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management.  Such report must also contain a statement that our auditors have issued an attestation report on our management’s assessment of such internal controls. Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, our management’s assessment of the effectiveness of internal control over financial reporting under Section 404.

While we believe our internal control over financial reporting is effective, we are still compiling the system and processing documentation and performing the evaluation needed to comply with Section 404, which is both costly and challenging.  We cannot be certain that we will be able to complete our evaluation, testing and any required remediation in a timely fashion.  During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

You may be unable to enforce U.S. judgments against us or our officers and directors

We are incorporated under the laws of the Province of British Columbia, Canada. The majority of our directors are resident in Canada; the two exceptions are residents in Costa Rica and the Bahamas, respectively.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments. Judgments of United States courts predicated upon civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicted solely upon such civil liabilities.

We do not intend to pay cash dividends and there is no assurance that we will ever declare cash dividends.

We do not have any intention of paying cash dividends in the foreseeable future.  In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

We believe we were a passive foreign investment company during 2004, which may have a material affect on U.S. holders.

We believe we were a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2004, which may have a material affect on US Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  See Item 10. “Taxation – United States Federal Income Tax Consequences.”

See Item 10 Additional Information - Taxation - United States Federal Income Tax Consequences for a detailed discussion of material United States federal income tax consequences for U.S. Shareholders.

ITEM 4.  INFORMATION ON THE COMPANY

A.

History and Development of the Company

Baja Mining Corp. was incorporated under the laws of the Province of British Columbia, Canada pursuant to the Company Act (British Columbia) on July 15, 1985 under the name “Scimitar Systems Inc.”

On May 12, 1987, the Company’s name was changed to “Gypsy Resources Ltd.” and, on August 24, 1988, the Company’s then existing Articles were cancelled and new Articles were adopted.  On July 5, 1989, the Company’s share capital was subdivided on a two new for one old share basis and its Memorandum was altered to increase its authorized capital to 200,000,000 common shares without par value.  On February 2, 1990, the Company’s name was changed to “Pacific Century Explorations Ltd.”, and, on November 27, 1992, the Company’s then existing Articles were cancelled and new Articles were adopted.  On June 9, 1994, the Company’s name was changed to “Goldwater Resources Ltd.”, its share capital was consolidated on a one new for five old share basis and its Memorandum was altered to increase its authorized capital to 200,000,000 common shares without par value.  On November 16, 1999, the Company’s name was changed to “First Goldwater Resources Inc.”. Effective November 14, 2002, the Company’s share capital was consolidated on a one new for sixteen old shares basis and its Memorandum was altered to increase its authorized capital to 200,000,000 common shares without par value.

Mintec International Corporation was incorporated under the laws of Barbados, as an International Business Corporation, on the 7th day of October 1993 and continued its corporate charter to British Columbia under the British Columbia Business Corporations Act, under the name “Mintec Processing Ltd.” (Mintec International Corporation and Mintec Processing Ltd., being the same entity are referred to herein as “Mintec”), on November 25, 2004. Mintec was officially discontinued as a Barbados company on March 7, 2005. Its head office is the same as the Company’s and its registered and records office is located at 1040-999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

On April 19, 2004 the Company completed a share exchange with all the shareholders of Mintec in accordance with the terms of a Letter Agreement.   The share exchange resulted in a change of control of the Company (the “Reverse Acquisition”).

On July 19, 2004 the Company’s name was changed to Baja Mining Corp. The Company is the resulting Company after the acquisition of Mintec but is under the control of the former shareholders of Mintec. The Company remains a British Columbia company with the Company’s head office and registered and records office situated at Suite 2350-1177 West Hastings Street, Vancouver, B.C.,V6E 2K3, (Telephone: 604-685-2323). The Company is a reporting Company in each of the provinces of Alberta and British Columbia. The Company’s shares have been listed on the TSX Venture Exchange (TSX V) since 1987.  Its current trading symbol is "BAJ".

The principal expenditures of the Company are related to its Boleo Copper/Cobalt/Manganese/Zinc Property, located in Baja California Sur, Mexico.  During the years ended December 31, 2004, December 31, 2003 and 2002   exploration expenses incurred were $3,825,698, $381,698 and $579,027 respectively.   The Company incurred expenses of $3,967,963 during the first nine months ended September 30, 2005 related to the exploration activities on the Boleo Property.

The Company relies principally on equity financing to fund its projects and expenditures.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s common shares or by the Company in respect of other company’s shares during the last or current financial year other than the Reverse Acquisition.

B.

Business Overview

The Company is in the process of completing a definitive feasibility study on its Boleo Property in Mexico. The Company is considered under United States generally accepted accounting policies to be in exploration stage.  (Under Canadian generally accepted accounting policies it is considered to be in the development stage.)

Work related to the definitive feasibility study is anticipated to be completed in or about July, 2006; however, the final published document is not expected to be published until late August or September of 2006.  The Company is currently completing an underground test mine as part of the definitive feasibility study.  Completion of the definitive feasibility study is dependent on completion of various metallurgical tests, including a phase 2 pilot plant, which is expected be completed by the end of May 2006 at an estimated cost of $2.5 million, approximately 25,000 metres of drilling to enhance the geological classification of existing geological resources, at an estimated cost of $3.2 million and process plant  and infrastructure design and data compilation and report writing at an estimated cost of $0.75 million, for an aggregate remaining cost estimate of approximately $8.5 million.  This is currently an estimate only and the final cost could vary.

The Company commenced operations upon its incorporation in 1985.  From 1994 to 1998 the Company was engaged primarily in the business of acquiring interests in, and exploring, mineral and natural resource properties. Historically, the Company has been involved in both the mining and oil and gas industries.  From 1998 until the Reverse Acquisition, the Company focused primarily on the exploration and development of oil and gas properties.

The Company is engaged in the acquisition, exploration and future development of natural resource properties.  As a result of the Reverse Acquisition the Company will be involved principally in the mining industry and will be focused on the ongoing development of the Boleo Property, Mexico (See “Property, Plant and Equipment”).

The Company entered into a letter agreement with the shareholders of Mintec on December 2, 2003 and subsequently amended on February 12, 2004 and March 8, 2004, (the “Letter Agreement”) pursuant to which such shareholders agreed to exchange all the issued and outstanding shares of Mintec for 40,000,000 shares in the capital stock of the Company.  The share exchange was subject to the Company completing an equity issue to raise a minimum of $10 million in gross proceeds.

On April 20, 2004, the Company completed the required equity financings in the form of a private placement for 10,666,666 units and a short form offering financing for 2,666,666 Units, both financings were at a price of $0.75 per unit.  Each unit consisted of one common share of the Company and one-half of one share purchase warrant (“Unit”).  One whole warrant will entitle the holder to purchase one common share at a price of $1.15 per common share.  The warrants are exercisable at any time up to the close of business on April 19, 2009.

Concurrent with the closing of the financings, effective April 20, 2004 the Company completed the share exchange in accordance with the terms of the Letter Agreement.   The share exchange resulted in the Reverse Acquisition.  Mintec and its shareholders were at arms-length to the Company.

Significant acquisitions and dispositions for the past three financial years ended December 31, 2003 include:

During the period ended December 31, 2003, pre-Reverse Acquisition the Company’s interests in oil and gas prospects were transferred to the Company’s then wholly owned subsidiary Goldwater Energy. The Company disposed of Goldwater Energy and accordingly its oil and gas prospects effective April 19, 2004 in accordance with the Reverse Acquisition.

Other than the assets acquired under the Reverse Acquisition as described herein, the Company has not had any other significant acquisition or disposition of assets.

The Company has an agreement with the Commonwealth Scientific and Industrial Research Organization, pursuant to which the Company has a non-exclusive royalty free licence to utilize a proprietary mixture of commercially available reagents (chemicals) that permit the use of solvent extraction, to recover cobalt, zinc and manganese directly from leach solutions.  If this technical information was not available for the Company’s use or should further testing indicate that the proprietary reagent mixture cannot be economically applied the Company would have to utilize other processes for the recovery of cobalt, manganese and zinc.  These other processes are expected to have higher capital and operating costs.

Mining Regulations in Mexico

Under the Mexican Constitution and the mining law of Mexico, all mining projects are subject to Federal legal control. This control is exercised from the exploration phase through the closure phase of a mining project.  Prior to the initiation of exploration or construction activities, all mining projects require to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMERNAT ( Secretaria de Medio Ambiente y  Recursos Naturales).  This requires the presentation of an environmental impact manifest and a technical study which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jusrisdiction

The Boleo Property is located within the boundaries of the Natural Protected Area known as “El Vizcaino”.  Natural Protected Areas are geographical zones that, due to its environmental characteristics, are designated, by law, to conservation purposes.   The El Vizcaino management plan, officially and specifically, recognizes the existence of three mining operations in the area, one of which is the Boleo Property.  The zoning plan established for the Natural Protected Area allows the execution of new mining operations once the Company has met Federal, State and Municipal environmental requirements and has been granted an environmental impact authorization.

C.

Organizational Structure

As at February 1, 2006, the Company has two (2) wholly owned subsidiaries:

Baja Mining Corp. (British Columbia)

Minera y Metalurgica del Boléo, S.A. de C.V., (Mexico)	Mintec Processing Ltd. (British Columbia)

D.

Property, plant and equipment

Boleo Copper/Cobalt Property, Baja California Sur, Mexico

An independent technical report (the "Hunter Report") on the Boleo property entitled "Independent Technical Report on the Boleo Copper Cobalt Project located in Baja California Sur, Mexico - A Review of the Potential to Develop a Mining Operation in the Boleo District together with Recommendations for Further Project Development" has been authored by Don Hunter ("Hunter"), FAusIMM, C.P. (Mining) of Hunter Mine Engineering Services Pty Ltd.  dated June 15, 2005.  There is significant reference in the Hunter Report to a report dated November 27, 2003 (the "Mehner Report") prepared by David Mehner ("Mehner"), P.Geo., entitled an "Underground Resource Calculation and Review, Boleo District".

A technical report dated August 12th, 2005, entitled “Baja Mining Corporation – A Preliminary Assessment of the El Boleo Copper Cobalt Project”, prepared by independent Qualified persons, William Yeo, MAusIMM, PhD., and Phillip Hellman, FAIG, PhD., of Hellman & Schofield, John Wyche, MAusIMM, MMICA,CPMin, of AMDAD, Michael Holmes, MSAIMM, PrEng., of Bateman, John Greenslade, BASc, M.Eng., P.Eng., LLB, and Don Hunter, FAusIMM, MIOM,CPEng, C.Eng. (the “Bateman Preliminary Assessment”). The Preliminary Economic Assessment (the “PEA”) contained in the Bateman Preliminary Assessment was prepared by John Greenslade, President of the Company and a non-independent Qualified Person. The PEA was reviewed by Don Hunter, FAusIMM, MIOM,CPEng, C.Eng., to provide for necessary independence under N.I. 43-101.

In addition, the Corporation has received a report dated March 2005 prepared by Hellman & Schofield Pty. Ltd. of Sydney, Australia, entitled "Resource Estimate Study The El Boleo Copper-Cobalt-Zinc Deposit, Baja California, Mexico" (the "Hellman & Schofield Report").

The Hunter Report, the Bateman Preliminary Assessment, the Mehner Report and the Hellman & Schofield Report are available for review under the Corporation's profile on the SEDAR website at www.sedar.com.

The foregoing disclosure relating to the Boleo property has been derived from the Hunter Report, the Bateman Preliminary Assessment and the Hellman & Schofield Report.

Geographic Location, Property Size and Claim Information

The Company's Boléo Property is located adjacent to the town of Santa Rosalia on tidewater on the east coast of the Baja peninsula overlooking the Golfo de California (Gulf) in the province of Baja California Sur, Mexico. Santa Rosalía is approximately 180 kms (2 - 3 hours drive) north of the coastal town of Loreto and approximately 850 km. south of San Diego, California, U.S.A.

El Boleo Location Map

Access for construction equipment would principally be by the Trans-peninsular highway from the United States border.  The highway passes through Santa Rosalia and carries heavy traffic volumes year round. Equipment could also be brought in by barge to the port of Santa Rosalia or the Pacific Coast marine facilities at Guerro Negro.  There are regular scheduled air services from the United States of America and mainland Mexico to both Loreto and to La Paz (a six hour drive to the south of Santa Rosalia). The closest private airstrip is at Palo Verde a half hour drive away.  Port facilities at Santa Rosalia, which serviced the copper mine until 1985, are still being used twice a week by a ferry service to the mainland at Guaymas.

The Boléo Property consists of 16  mineral concessions, all but one - the San Bruno - of which are contiguous, consisting of seven (7) exploitation concessions and nine (9) exploration concessions as described below, covering 18,864.1872 hectares.  The project also includes three surface lots, which total 6,692.58 hectares and cover all of the identified mining areas.

Claim	Title No.	Surface Area (hectares)	Type	Expiry Date

El Boleo	218082	4,975.6132	Exploitation	Sept 28-2050
El Boleo I	218092	72.4463	Exploitation	Aug. 30-2050
Boleo III	212148	224.6410	Exploitation	Aug. 30-2050
Nuevo San Luciano	214189	150.000	Exploitation	Aug. 9-2051
Boleo II frac4	218975	267.1579	Exploitation	Jan.27-2053
El Boleo II frac I	218179	1,296.6156	Exploitation	Sept.28-2050
El Boleo II frax IA	218180	507.2841	Exploitation	Sept.28-2050

	Total	7,493.7581

Boleo X frac 16	211066	0.0068	Exploration	Mar.23-2006
Biarritz B	219819	0.0055	Exploration	Apr.15-2009
San Luciano 2	220790	670.000	Exploration	Sep.29-2009
San Luciano 3	221073	1,899.000	Exploration	Nov.18-2009
San Bruno	222772	8,783.000	Exploration	Aug.26-2010

	Total	11,352.0123
Total Exploration and Exploitation concessions		18,845.7704

The Mexican Mining Law was amended by a Congress Decree dated February 22, 2005, published at the Official Diary of the Federation on April 28, 2005.  According to this Amendment there will now exist only one type of mining concession with a period of fifty years.  All existing exploration mining concessions will be converted into new mining concessions from the date in which the related amendments to the Federal Duties Law are published in the Official Daily of the Federation, which was adopted in January 2006.

Ownership

Minera y Metalurgica del Boléo holds a 100% interest in the Boleo Property free of encumbrances.

Environmental

The Boleo Project was initially presented to the Mexican Federal Environmental agency SEMERNAT (Secretaria de Medio Ambiente y Recursos Naturales) during the pre-feasibility baseline work which ended in 1998.  As a consequence, the project is well known by federal and state authorities in Mexico.  The project environmental permitting process, re-activated during the current definitive feasibility study, involves a process of completing the earlier baseline data collection program; a definition of air quality and water quality parameters; inclusion of the engineered layouts for process facilities and mine, habitat compensation measures and other socio-economic data.  The project has already obtained authorization for the execution of exploration work, which represents an important precedent for the final authorization of the mining project.  This authorization has caused SEMERNAT to provide legal requirements for the promoter of the project.  Consequently, a full compliance and permit management plan has been implemented for the exploration project.  The environmental consultants (Corporacion Ambiental de Mexico) report that the Mexican authorities are in the mode of fast tracking all new applications for mine development.

The following steps have been completed by the Company to date:

•

Environmental Impact Resolution for Exploration Activities – Permit issued on October 8, 2004;

•

Authorization of Exploration Activities in a Natural Protected Area – Authorization issued on November 18, 2004;

•

Integration of Environmental Impact Manifest for Mining and Ore Dressing – Climatology and biological field work concluded, plant and process description and environmental impact evaluations pending.

As part of the Environmental Impact Manifest, the submission is expected to include applications for a variety of regulatory permit approvals related to development of the Boleo Property.  In order to begin development of the property, we anticipate that the following permits will be required:

•

Authorization of Mining and Ore Dressing in a Natural Protected Area

•

Federal Land Occupation Permit (Tailings Dam)

•

Permit for Power Generation for Self Supply

•

Permit for the Operation of Low Level Radioactive Sources

•

Water Discharge Permit

The Environmental Impact Manifest was scheduled for submission to SEMERNAT in late 2005, however as a result of discussions with SEMERNAT the company elected to conduct an initial series of informal discussions in regard to the content of the proposed Manifest prior to submission.  The Environmental Impact Manifest is now scheduled for submission during the first quarter of 2006.  The applications are subject to governmental review and, if deemed necessary, hearing.  We anticipate that the mining permitting and review process will take approximately six (6) months from the date we submit the environmental impact manifest.

Legal Framework

Similar to many countries, Mexican Environmental Statutes are enacted at the federal, the state and municipal levels of government.

For economic activities subject to Federal control, the Mexican environmental legal framework comprises the following structure:

•

General Law for Ecological Equilibrium and the Protection of the Environment

•

General Law for the Integral Management and Prevention of Residues

•

General Law of Sustainable Forestry Development

•

General Wildlife Law

•

Law of National Waters

Permitting Process for the Boleo Mining Process

Prior to the initiation of exploration or construction activities, all mining projects are required to apply for and to obtain an environmental impact authorization and a land use permit.

This requires the presentation of an environmental impact manifest and a technical study, which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction.

Specific Restrictions Applicable to the Boleo Project

The Boleo Project is located within the boundaries of the Natural Protected Area known as “El Vizcaino”.  Natural Protected Areas are geographical zones that, due to its environmental characteristics, are designated, by law, to conservation purposes.

The need to meet the environmental requirements associated with its location within the Vizcaino Natural Protected Area boundary is a significant project issue.

Management Plan

The “El Vizcaino” Natural Protected Area was established through a decree issued by the executive branch of the Federal Government on December 5, 1988.  Its management plan was published on September 1, 2000.

The major points of the management plan as related to the Boleo Project are as follows:

a)

The plan, officially and specifically, recognizes the existence of three mining operations:

•

Salt production at Guerrero Negro;

•

Gypsum extraction at Santa Rosalia and;

•

Metallic mining project (copper and cobalt – El Boleo) in its early stages of development at Santa Rosalia.

b)

The zoning plan established for the Natural Protected Area allows for the execution of new mining operations in the buffer zone once the Company has met Federal, State and Municipal environmental requirements and has been granted an environmental impact authorization.

Work By Previous Operators

The discovery of copper in the Boléo District occurred in 1868, and was followed in 1872 with mining and hand sorting high-grade oxidized copper ores from trenches and open cuts for shipment to smelters in Europe and Guaymas.

In 1885 the Compagnie du Boléo (later to be known in Mexico as the Compania del Boléo, S.A. – the "Boléo Company") was formed in Paris, and systematic mining operations were organised later that same year with early work involving the development of several mines and construction of a smelter, port facility, town site, and other infrastructure.

The Boléo Company was active from 1885 to 1938, when it went into liquidation.  However, operations continued on a reduced scale until 1948, when the company was reorganized as the Boléo Estudios y Inversiones Mineras, S.A.

Smelting operations were initially suspended in 1954 when operations were taken over by the Compañia Minera Santa Rosalía, S.A., jointly owned by Federal and State Governments and private Mexican interests and managed by the Comisión de Fomento Minera (Bureau of Mines) ("Fomento Minera").  Fomento Minera attempted to sustain copper production by re-opening the smelter and building a leach-precipitation-flotation (Leach Precipitation Flotation) plant to treat dump material and small amounts of underground ore.  The smelter continued operation, treating material produced by poquiteros and concentrates from offshore, until final closure in 1985.

During the 1960s and early 1970s, the Compañia Minera Santa Rosalía S.A, in an effort to find more mineralization for the Leach Precipitation Flotation plant, commenced an underground program in which it blocked out a measured resource of backfill material in the Apollo Mine area reported to be in the order of 660,000 tonnes grading about 1.60% copper, with an unknown cobalt and zinc content.  This material was never mined due to lack of funding.

Historical Mining Activities at Boleo

Period of Activity	Tonnes Mined	Average Copper Grade	Tonnes Copper Produced
To 1884	~ 54,400	24.0%	~ 10,400
1888-1947	13,622,327	4.81%	540,334
1948-1952	817,300	3.95%	~ 27,000
1953-1972	1,118,200	3.95%	~ 36,500
1973-1985	720,900	3.02%	~ 18,000
1964-1972	2,500,000	1.40%	n/a

Between about 1964 and 1972, about 2.5 million tonnes averaging 1.4% Cu are believed to have been recovered from old dumps and to a lesser extent by independent miners from small scale workings.

After cessation of operations in the 1980's, the bulk of the district was placed into the Mexican Strategic National Mining Reserve ("Mexican Strategic National Mining Reserve"). Some months after the release of the ground from the Mexican Strategic National Mining Reserve in 1991, much of the district was acquired by Minera Terra Gaia S.A. de C.V. ("Minera Tera Gaia"), a Mexican company wholly-owned by Terratech.  In 1993, Minera Terra Gaia optioned the concessions to International Curator Resources Ltd. (“International Curator”)(now known as Canadian Gold Hunter Inc., a TSX listed company), retaining a significant net revenue interest in the property.  Terratech is a wholly-owned subsidiary of Tek Terra Corporation ("Tek Terra"), of Barbados, which company is owned by the pre-Reverse Acquisition shareholders of Mintec.

Work by International Curator culminated in the issuance of a pre-feasibility study. The study was preliminary in nature and not intended to be a definitive statement of resource or reserve estimates. The International Curator pre-feasibility study contemplated a conventional open-pit mine with on-site processing utilizing a hydrometallurgical plant producing copper, zinc, and cobalt cathode with an option to produce a cobalt sulphide product instead of cathode.  Metal recovery was expected to involve acid leaching with copper, cobalt, and zinc recovered from the leach slurry using an in-pulp method of recovery.  In 2001, following a significant decline in metal prices, International Curator withdrew from the project by reverting back its interest in Mintec and the Boléo concessions to Terratech.

After regaining ownership, Mintec (under the control of Terratech), carried out only limited field exploration work. Instead, Minera y Metalurgica del Boléo concentrated on a complete geological, mining, and processing review of the project.  This included an independent review of the open-pit copper-cobalt-zinc reserves, a preliminary determination of underground resources, an in-depth review of alternate ore processing flowsheets, and an investigation into alternative mining methods.  This review was followed in February 2002 by a pre-feasibility study prepared by Bateman Engineering, Pty. Limited ("Bateman Engineering Study (2002)"), which study utilized the then existing technical data to develop a simpler hydrometallurgical flowsheet (from that proposed in the International Curator pre-feasibility study); incorporating recent advances in solid-liquid separation technology,   for the recovery of copper metal, cobalt metal and zinc sulphate

Following Bateman Engineering’s assessment, Mintec embarked on a corporate re-organization based on the belief that the process flowsheet proposed in the Bateman Engineering Study (2002), if proved viable through future metallurgical testing, would improve project economics and possible commercial viability.  In April 2002, as part of this restructuring, Tek Terra caused its subsidiary corporations (Minera Tera Gaia & Terratech) to transfer to Mintec’s wholly owned Mexican subsidiary, Minera y Metalurgica del Boléo, all of the rights to the copper-cobalt concessions, as described above, such that Minera y Metalurgica del Boléo became the registered owner of a 100% interest in the Boléo copper-cobalt-zinc concessions.  Tek Terra subsequently distributed by dividend all of the shares of Mintec to the shareholders of Tek Terra culminating in the completion of the Reverse Acquisition in 2004.

Work by Baja

Baja commenced the preparation of a definitive feasibility study on the El Boleo copper/cobalt/zinc project, located at Santa  Rosalia, Baja California Sur, Mexico in August, 2004 under the direction of Bateman Engineering Inc. Canada.  The Bateman Engineering pre-feasibility Study (2002) was a review of existing technical information and an investigation into alternative mining and processing techniques on the basis of existing data.  It included reviewing new technology, particularly in the area of solid/liquid separation technology developed after the 1997 study conducted by Curator.  All cost estimates were factored from information Bateman had from comparable projects.  By comparison, the definitive feasibility study will be to a level of engineering definition that would provide capital and operating cost estimates to an order of accuracy of + 15% - 10% in aggregate and to a standard that would meet the requirements of both the owners and financial institutions to support major capital investment decisions. In addition to providing planning and design of the mine, process plant, and infrastructure, the definitive feasibility study will also identify operational, environmental, marketing, and financial risks and propose methods for their management or mitigation. An essential part of the definitive feasibility study will be the development of a project development and construction schedule.

 The key components of the definitive feasibility study include (1) testing of solid liquid separation utilizing high rate thickeners in a counter-current decantation circuit (successfully completed); (2) a two phase pilot plant to demonstrate the viability of the process flowsheet for recovery of copper metal, cobalt metal and zinc sulphate (phase 1 “proof of concept” pilot plant successfully completed); (3) a test mining program to demonstrate the viability of underground mining and confirm estimated mining costs and percentage extraction of resources; and (4) in-fill drilling to enhance the quality of resources that currently do not meet the definition of measured or indicated resources as a result of drill hole spacing (initial 3500 meter program completed of an anticipated plus 25,000 metre program). The phase 1 “proof of concept” pilot plant was conducted to test on a reasonably continuous basis the viability of the process flow sheet that was developed from the 2002 pre-feasibility study.  It did not completely integrate all processes.  In particular, the pilot plant was split into two sections.  The phase 1 pilot plant integrated all steps through the production of copper metal but accumulated the leach solutions stripped of copper for subsequent processing through to cobalt metal and zinc sulphate at a later date.  In addition, manganese recovery was not originally planned and accordingly the processing of manganese leach solutions was conducted in a third test. It is proposed to integrate all these steps in the phase 2 pilot plant.

The definitive feasibility study is being conducted to comply with Canadian standards under National Instrument 43-101.  For United States reporting purposes, U.S. Securities and Exchange Commission Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves.  U.S. investors are cautioned that the reserves, if any, presented in the feasibility study, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the reserves may be based on a feasibility level permitted under Canadian regulations rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the reserves are is expected to be calculated using current commodity prices rather than the historic three year average prices required by the U.S. Securities and Exchange Commission.  In addition, a primary environmental analysis or report must be filed with the appropriate governmental authority under the rules of the U.S. Securities and Exchange Commission.

In addition, as part of the definitive feasibility study, Baja commissioned geological consultants Hellman & Schofield Pty. Ltd. (Hellman & Schofield), of Sydney, Australia, in late 2004 to develop a computerized 3D digital resource model of the El Boleo copper/cobalt/zinc deposit and the consulting firm  Australian Mine Design & Development Limited (Australian Mine Design and Development) for their expertise in  mine design of flat lying deposits like Boleo.

Australian Mine Design and Development proposes the use of modern, high productivity, continuous miners as used in the Australian and South African coal mines.  A test mine site was selected which is representative of the conditions to be encountered on Boleo and the test area pre-developed from March to May 2005.  The Company recently purchased and refurbished a Dosco LH 1300, 58 tonne continuous mining machine as the key piece of equipment for the underground mining trial at Boleo.  All of the equipment for the trial was sourced in August – September 2005 and the majority acquired, and a test mine   was commenced in mid-October 2005.  The test mine consists of the development of a Main Drive (see schematic below) consisting of approximately 200 meters of a 5 meter wide by 3.5 meter high access ramp (an underground roadway or “Drift”), which to the extent possible will be driven in the mineralized manto and which was completed in December 2005.  From the end of the access ramp, a monitoring drift similar in cross section to the ramp will be driven plus a series of 3 cross –cuts in the mineralized mantos and the mineralized backfill from historic mining.  The “Wings” shown in the schematic below  will then be  mined, starting with crosscut 3, to create a series of mined-out “Rooms” with a support wall (“pillar”) between the rooms. Instrumentation will be installed in the crosscuts, wings and rooms in order to measure the build up of stress, and other geotechnical variables, in the formations as a result of mining to assist in mine design.  The test mine is expected to provide data to confirm projected production rates, ground support conditions and costing requirements for the mine design related to the definitive feasibility study and data for detailed capital and operating costs estimates.  Results from the test mine are expected to be available during the first quarter of 2006.

2050 N
2000 N
-2800 E
-2750 E
-2700 E
-2650 E
Truck Bay / Refuge (removed from design due to faulting)
Main Drive
Truck Bay / Refuge
Crosscut 1
Wings 1
Crosscut 2
Wings 2
Crosscut 3
Wings 3
Monitoring Drive

Plan view (looking at mine trial development from above) of the trial mine layout.

Legend

Backfill (which comprises part of the mineral resource) from previously mined areas

____

Portal opening

An adequate power supply is not commercially available in the area and current development plans call for the Company installing a 15 megawatt diesel generated power plant. Required power for the operation (mine and process facility) is approximately 32 megawatts.  The majority of this power (28 megawatts) will be provided by a co-generation plant attached to the acid plant (utilizing high grade steam generated by heat recovery from the acid plant).  An adequate supply of potable water does not exist in the area.  Accordingly, any process facility will primarily utilize sea water with required potable water generated in a desalination plant.  The diesel power plant, acid plant and attached co-generation power plant, and the desalination plant will be built by the Company and will be included as part of the capital and operating cost determined in the definitive feasibility study.  The cost of this item will be included as part of the construction finance costs assuming the definitive feasibility study recommends placing the property into production.

Geological Setting

The Boleo deposits were formed as a result of rifting that caused the current separation of the Baja peninsula from the mainland of Mexico during the period from 8 to 13 million years ago.

This rifting has moved Baja California approximately 350 km northwest relative to mainland Mexico and has created a number of deep pull-apart basins (valleys) along the axis of the Gulf of California.  The Boleo copper-cobalt-zinc-manganese district occurs within a series  of layers (seams or mantos) of fine to coarse clastic (derived from pre-existing rocks) sedimentary rocks of the Boleo formation, lying unconformably (meaning they are not in immediate order of age to the rocks below or in parallel positions) on volcanic rocks .  The Boleo Formation is characterized by a number of coarsing upward cycles of sediment (resulting in a series of beds or mantos) that are believed to represent deltaic deposition in a shallow, near shore marine basin around volcanic islands.  Simplistically the Boleo deposit was formed as a series of sedimentary layers (that became enriched with copper, cobalt , zinc and manganese minerals) deposited at the bottom of marine lagoons around volcanic islands in what is now the Gulf of California .

Main Mineral Occurrences and Commodities

Copper-cobalt-zinc-manganese mineralization occurs throughout the Boléo District within widespread, stratiform clay-rich horizons or beds known as "mantos".  Within Boléo Formation stratigraphy, there are up to eight mantos including two of very limited extent that occur as relatively flat to generally shallow dipping, stratabound, and stratiform beds. These include, with increasing depth, Mantos  0, 1, 1B (not shown in diagram below), 2, 3AA, 3A, 3 and 4.

Boléo – computer generated typical east-west vertical cross section

(looking north) showing Mantos and major fault surfaces.

(Not to scale)

Note:

Mantos Represented as follows:

Manto 1

Red

Manto 3A

Green

Manto 2

Blue

Manto 3

Yellow

Manto 3AA

Orange

Manto 4

Magenta

Generally, ore grade material will only occur in one bed in a given area although there are a couple of exceptions.  Historically, Manto 3 has been the major producing manto, yielding approximately 83% of all production between 1886 and 1985 when the mine shut down. Most of the remaining production has come from Manto 1 in the southeast portion of the property where Manto 3 is absent. A small amount of production has also come from the widespread but generally thin Manto 2 and from Manto 3A which is limited in extent.

Based on previous studies and exploration work, the mantos which offer the most potential for hosting significant economic underground reserves are assessed to be Manto 1 in the southeast part of the Boléo District and Manto 3 throughout the district. Manto 2 has potential to host small mineralization in two restricted areas in the central and north part of the district. Manto 3A is situated between 5 and 8 meters above Manto 3 and in some areas the two coalesce. Although Manto 3A can exhibit good grades it may be too close to Manto 3 to be mined separately by underground methods. Thus where the mantos coalesce they may be mined together, however, where the parting is sufficiently thick to cause unacceptable dilution, Manto 3A would not be mined.  Recent exploration suggests that considerable potential exists for the establishment of reserves in Manto 4.

Metals of interest in the mantos include copper, cobalt, manganese and zinc.  Ore minerals include a fine grained, complex assemblage of primary sulfides including pyrite, chalcocite, chalcopyrite, bornite, carrolite, sphalerite, and secondary minerals including malachite, azurite, boleite, pseudoboleite, and cumengite.  Mineralization is generally finely disseminated over intervals up to 20 meters thick.  The richest material typically occurs in the laminated basal section of the mantos which historically (1886 to 1953) averaged about 80 cm grading 4.76% Cu.  Cut-off grade for the smelter was reportedly above 3% Cu meaning a large tonnage of "low grade" material was left behind.  The historic mining methods employed concentrated on removing the basal part of the manto, extracting an 80 cm thick copper rich zone  and then back-filling the stope with the low grade material (often 2%-3% Cu plus Co, Manganese and Zn credits) referred to as "retaque".  Historically, cobalt, manganese and zinc were not recovered.

Gallium, indium, and germanium occur in minor amounts in association with copper-cobalt mineralization. Moreover, because of the sedimentary exhalative (Sedex) origins of the deposit and the occurrence of abundant clays, attention has also been drawn to the potential of the Rare Earths (RE) yttrium, lanthanum, cerium and neodymium. Despite their low grade but because of their relatively high unit values, gallium, indium and germanium were recognized as being potentially of economic interest as by-products but technically challenging to recover.

Geological Resources

Cautionary Note:  This section uses the terms 'measured resources', 'indicated resources' and 'inferred resources' which are recognized and required by Canadian regulations (under NI 43-101 – Standards of Disclosure for Mineral Projects).  It cannot be assumed that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, 'inferred resources' have a great amount of uncertainty as to their existence and economic feasibility and it cannot be assumed that all of or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.

In 2004, in conjunction with the definitive feasibility study, Minera y Metalurgica del Boléo commissioned a resource study by geological consultants Hellman & Schofield Pty. Ltd., of Sydney, Australia, to develop a 3D digital block model of the Boleo deposit that could be used for conceptual mining studies.

Past resource studies modelled the Boleo deposit  as a gridded seam model, or GSM.  At a large scale the deposit has characteristics typical of coal mines for which the GSMs are ideally suited.  The mineralization is confined to narrow very continuous units that are cut and offset by numerous post mineralization faults.  At Boleo, however, unlike coal seams, the top of each Manto is not a sharp contact between ore and waste.  Metal content tends to decrease upwards from ore grade to waste.  Consequently, the top of each Manto will vary depending on the economic criteria applied.

In a GSM the thickness of the model is defined by a single composite grade for each drillhole intersection.  Since economic parameters will determine the grade threshold to define a seam, different composite lengths would be applicable with different parameters.

Definition of a seam based on a grade threshold defined by a set of economic parameters will allocate samples as either ore, to be included in the composite length, or waste, to be excluded from the composite.  Where the grade threshold, to define the composite grade is relatively high compared to the grade range, as would be the case if mining cut-off grades were used, samples that are an integral part of the mineralization would be excluded from the composites.  This would result in high-grade composites and possible over estimation of grade.  Conversely if a composite is defined at too low a grade, then a GSM, which has a fixed thickness, will include material below economic grade, i.e. dilution, and the estimated ore grade will be low.

Consequently Hellman & Schofield decided to build a 3D block model.  This would allow the economic parameters to define the top, and therefore the economic thickness of each Manto.

A 3D digital geological interpretation was developed from data and information supplied by Minera y Metalurgica del Boléo; which incorporated both Manto surfaces and faults.

To account for the displacement of Mantos by the numerous faults, (which are pre-dominantly post-mineralization) block models and drill hole intersections, for each Manto, were re-aligned at the same height, so that the data was effectively re-positioned approximating pre-faulting locations.  This removed the need to have a complex series of fault bounded data domains and significantly simplified the estimation process.  These block models are referred to as "flat" modes.  Block centroid heights in real space, taken from gridded surfaces of the Manto footwalls, were used to translate flat model grade estimates into true 3D blocks.

Resource classification was determined by the number of composite data available for grade estimation, from increasingly localised data search regimes:

•

Measured – search 200m x 250m x 2m – minimum data 18 individual assay composites

•

Indicated – search 280m x 350m x 2m – minimum data 8 individual assay composites

•

Inferred – search 400m x 500m x 4m – minimum data 6 individual assay composites

A model was created around the historic mining areas of Mantos 1 and 3.  Material within this model was classified as inferred due to the uncertainty in identifying original pillars, back-filled areas, referred to as "retaque", and voids.  Tonnes were factored down by 20% to account for material extracted and processed.

It was assumed that mining would initially be by open pit method, hence the  model has block dimensions of 50 metres (east) by 100 metres (north) by 1 m vertically.  Grade estimates of copper, cobalt and zinc were determined using Ordinary Kriging, parameters used in the grade estimation are tabulated below:

	Resource Estimates
Parameter	Manto 2, 3aa, 3a, 3, 4			Manto 0 & 1
Pass	Measured	Indicated	Inferred	Measured	Indicated	Inferred
Search Radii (m)
X –direction	250	350	500	500	750	1000
Y - direction	200	280	400	500	750	1000
Z - direction	2	2	4	2	2	4
Data Criteria
Min data	18	8	6	18	8	6
Max data	32	32	32	32	32	32

In a report dated March 2005, prepared by independent Qualified persons, William Yeo, MAusIMM, PhD., and Phillip Hellman, FAIG, PhD., of Hellman & Schofield (the “Hellman & Schofield Report”), in accordance with national instrument 43-101, Hellman & Schofield reported a Measured and Indicated resource estimates based on copper equivalent cut-off grades utilizing metal prices of copper (Cu) US $0.95 per pound, cobalt (Co) US $12 per pound, and zinc (Zn) US $0.45 per pound, and defined as Cu Equiv = Cu + Co*12/0.95 + Zn*0.45/0.95, as follows:

The resource was further categorised as either oxide or sulphide according to the dominant copper minerals present.  Only about 20-25% of the resource is sulphide ore.  The following tables summarize our estimated Canadian NI 43-101 non-reserves (measured and indicated mineral resources) as of March, 2005:

		Cu Equiv. Cut-off Grade
		0.5%	1.0%	1.5%	2.0%
Measured	Tonnes (106)	51.7	45.7	35.3	24.7
	CuEq %	2.09	2.26	2.56	2.91
	Cu %	0.76	0.83	0.99	1.18
	Co %	0.089	0.096	0.107	0.119
	Zn %	0.45	0.46	0.47	0.47

Indicated	Tonnes (106)	172.1	114.1	65.4	36.1
	CuEq %	1.49	1.86	2.33	2.82
	Cu %	0.57	0.78	1.09	1.46
	Co %	0.050	0.061	0.072	0.081
	Zn %	0.58	0.66	0.68	0.68

Total	Tonnes (106)	223.8	159.8	100.7	60.8
	CuEq%	1.63	1.97	2.41	2.86
	Cu %	0.62	0.79	1.06	1.35
	Co %	0.059	0.071	0.084	0.097
	Zn%	0.55	0.60	0.61	0.61

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.

U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The following tables summarize our estimated Canadian NI 43-101 non-reserves (inferred mineral resources) as of March  2005:

		Cu Equiv. Cut-off Grade
		0.5%	1.0%	1.5%	2.0%
Inferred	Tonnes (106)	310.3	188.13	112.34	65.6
	CuEq %	1.47	1.95	2.43	2.94
	Cu %	0.57	0.83	1.14	1.51
	Co %	0.045	0.057	0.067	0.074
	Zn %	0.69	0.85	0.95	1.03

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

The Hellman & Schofield Report concluded the following:

•

A Measured and Indicated Resource has been defined, amounting to:

•

160 Mt @ 1.97% Cu Equivalent at a cut-off grade of 1% Cu Equivalent.

•

60 Mt @ 2.86% Cu Equivalent at a cut-off grade of 2% Cu Equivalent.

•

In addition an Inferred Resource has been defined, amounting to:

•

188 Mt @ 1.95% Cu Equivalent at a cut-off grade of 1% Cu Equivalent.

•

Manto 1 has been classified entirely as Inferred.  This is due to the wider drill hole spacing (500m x 500m) typical of the Rancheria – Montado area.

•

The area disturbed by the old mine workings has been identified and all 3D blocks that fall within the limits of the workings have been flagged.  All material within the old workings is classified as inferred.  This is due to uncertainty, as to the precise location of voids, "retaque" and pillars.

•

The 3D block model approach used provides a versatile tool for mine development planning at various cut-off thresholds that would not be available with a single seam model.

Metallurgical Test Work

A significant amount of metallurgical testing on the Boleo deposit has been carried out to date, initially by International Curator and more recently by the Company under the direction of Bateman Engineering.  The Bateman Engineering report contained a flowsheet (see figure 1) for the recovery of copper and cobalt metal and zinc sulphate.

Figure 1

Under the proposed flowsheet, the recovery of copper and cobalt metal and zinc sulphate consists of conventional crushing and attribution of the run-of-mine ore followed by a two stage atmospheric leach that places the copper, cobalt, manganese and zinc into solution.  The clayey waste is then separated (and discharged to a tailing pond) from the metal rich aqueous solution in a series of conventional high rate thickeners in a counter current decantation circuit ("CCD").  The metal rich aqueous solution then proceeds to standard copper solvent extraction and electrowinning - producing high-grade copper cathode (metal).  The stripped solution (the "Copper Raffinate") then proceeds to a further solvent extraction phase where residual copper and the contained cobalt and zinc are loaded in a direct solvent extraction circuit (“DSX”), utilizing a proprietary (to Commonwealth Scientific and Industrial Research Organization of Perth, Australia – "Commonwealth Scientific and Industrial Research Organization") mixture of commercially available solvent extraction reagents. (The Corporation has a non-exclusive royalty free licence to utilize the Commonwealth Scientific and Industrial Research Organization direct solvent extraction process at the Boleo deposit.)  The residual copper is then stripped and sent to copper electrowinning.  The zinc is stripped utilizing sulphuric acid and the resultant zinc sulphate is pumped to exposed ponds and allowed to evaporate into hydrated zinc sulphate crystals (a saleable product).  The cobalt is then stripped and processed in an electrowinning circuit to produce high purity cobalt metal.

After stripping of the cobalt and zinc in the Commonwealth Scientific and Industrial Research Organization circuit, the stripped solutions (the “DSX Raffinate”) is currently utilized as wash water in the CCD circuit.  This DSX raffinate contains a significant portion (96%) of the manganese leached in the initial two phase leach circuit and is currently the subject of preliminary testing to determine its recoverability as manganese metal or as an intermediate manganese (possibly manganese carbonate) product for further off-site treatment.

The  Bateman Engineering  flowsheet was the subject of an initial Phase I "Proof of Concept" pilot plant at SGS Lakefield Research Ltd. ("Lakefield"), Lakefield, Ontario, from the 15th – 28th November 2004 at a cost of approximately $1.6 million.

The pilot plant treated a 2 tonne bulk sample of Boleo ore grading 1.85% Cu, 0.095% Co, 0.59% Zn, 4.3% Mn and 7.9% Fe.

SGS - Lakefield and Bateman Engineering Engineering have jointly reported the summary findings from the pilot plant as follows:

•

The pilot plant operated continuously for a total of 12 days in leaching, 11.5 days in CCD, 9.5 days in Copper SX/EW and 9 days in Cobalt and Zinc SX using DSX technology.

•

The oxidation, reduction leaching circuit gave excellent extractions of copper, cobalt and zinc. Copper extraction exceeded 90% during pilot operation.  Cobalt extraction was as high as 90%.  Zinc extraction was generally above 70%.  These numbers are indicative of the potential of the Boleo process to extract the three pay metals Cu, Co, Zn.  Final extractions will be calculated once all samples have been assayed and metallurgical balances completed.

•

The CCD circuit worked very well.  The CCD was set up to simulate the use of the “high rate” type of thickeners with recirculation of overflow solution to dilute the feed slurry prior to flocculation.  This method of settling and washing was based on recommendations from benchscale testing by Outokumpu and Pocock Industrial and proved to be highly effective.  The leach residue settled quickly producing clear overflow solutions to advance to copper, cobalt and zinc recovery.

•

The copper SX/EW circuit performed very well.  15.5 kg of copper metal were electrowon from the solvent extraction strip solutions at high efficiency.

•

The iron removal circuit was designed to remove iron, aluminum and other impurities from the solution prior to recovery of cobalt and zinc using DSX technology from Commonwealth Scientific and Industrial Research Organization.  The iron removal circuit consistently produced very low concentrations of key impurities in solution with negligible losses of cobalt and zinc.

•

The Commonwealth Scientific and Industrial Research Organization DSX circuit for cobalt and zinc recovery performed very well.  The advantage of the DSX circuit for Boleo plant design is that cobalt and zinc are separated from manganese and magnesium in the Boleo leach solutions.  In the SGS Lakefield pilot plant, cobalt and zinc were recovered with high overall efficiency (+95%) to produce a concentrated zinc sulfate solution (for production of zinc sulfate monohydrate crystals for sale) and a concentrated cobalt solution (for production of cobalt metal cathode).

•

Overall metal recoveries of approximately 87% copper (as high grade copper metal), 82%  cobalt(as high purity cobalt metal), 68% zinc (as zinc sulphate) and 96% manganese (as manganese sulphate) were achieved.

•

The pilot plant data will be used by Bateman Engineering in developing design data for the Feasibility Study.

Two further metallurgical tests were performed on the products from the pilot plant.

•

Production of zinc sulfate monohydrate crystals.  Zinc sulfate monohydrate was recovered by evaporative crystallization of the zinc strip solution from the Commonwealth Scientific and Industrial Research Organization DSX circuit.

•

Production of cobalt cathode.  The cobalt strip solution from the DSX circuit containing cobalt along with small amounts of zinc and nickel was treated by a further miniature SX/EW circuit to purify the cobalt solution for electrolysis as high grade (+99.9%) cobalt cathode.

A further program of follow-up benchscale testwork was underway at SGS Lakefield Research to obtain additional data for final feasibility study engineering.

•

Environmental testing of residues and solutions produced in the pilot plant program.

•

Characterization of High Acid Consuming (HAC) material from the Boleo site containing limestone and other alkali minerals.  HAC material will be used as a low cost neutralizing agent in the commercial Boleo plant.

•

Ore scrubbing and grinding test work for developing final design for ore preparation circuit.

•

Test work on oxidation and precipitation of iron prior to Commonwealth Scientific and Industrial Research Organization DSX circuit to ensure maximum removal of iron with minimum treatment time and reagent consumption.

•

Leach tests on 24 samples of ore that were composited to form the pilot plant feed.  These tests will be used to assess leach variability of the ore.

A second pilot campaign, with an estimated duration of six weeks, is proposed to be completed as part of the definitive feasibility study.  This second pilot campaign is to allow Bateman Engineering to obtain sufficient design information so that process guarantees can be provided.  An integral part of a second piloting campaign will be the involvement of Original Equipment Manufacturers (OEMs) who would be part of the financing effort (in the form of supplier credits) and individual process guarantees.

Proposed  Mining Method

When the copper and cobalt grades in the Hellman & Schofield block models for Mantos 1, 2 and 3 were composited over the height of each manto it became apparent that the highest grade zones are in the deeper areas where open pit optimisation studies were not able to form economic open pit shells.  The seam-like structure and the low material strength of the mantos suggested some form of continuous mining similar to underground coal, potash or salt mining.  The alternatives available are longwall mining, bord and pillar mining and shortwall mining.

Longwall mining uses a shearer to work back and forwards across a face, which is normally around 200 metres wide.  The shearer works under a set of hydraulic shields, which support the roof above the face.  The shearer drops ore onto an armoured conveyor belt attached to the shields.  As the shearer moves along the face the shields behind it slide forward to support the newly cut face and in doing so they snake the armoured conveyor forward ready for the next shearer pass.  The armoured conveyor feeds onto a conventional conveyor belt at the end of the face and the ore is conveyed to surface.  Longwall mining provides high production rates with low operating costs.  However it requires large areas with little or no faulting, regular floors and seam heights and the capital costs for the equipment and pre-development are very high

Bord and pillar mining uses continuous miners to drive a series of roadways through the manto to form a pattern of wide pillars.  The miners then split these pillars in an order designed to provide maximum support of the roof.  The miner retreats through the pillars splitting them to a point where they support the roof just long enough for the miner to be a safe distance back from the collapsing roof.  Bord and pillar mining is more flexible than longwall mining in that the mining panels can be designed to fit the irregular target boundaries around faults, steep dips and low grades and the continuous miners can work across uneven floors and in variable manto heights.  The main disadvantage of bord and pillar mining for Boleo is that a relatively high percentage of the ore must be left in the supporting pillars and this percentage increases as the strength of the manto decreases such as in the previously mined areas.  Operating costs for bord and pillar mining are higher than for longwall mining but the capital cost is much lower.  Production rates are limited by ground support requirements and the number of continuous miners that can work in each area.  Once more than three miners are used, the ventilation, power and conveyor arrangements tend to become unworkable.

Shortwall mining uses hydraulic shields to provide roof support for a continuous miner working backwards and forwards across a face.  With the shields providing the support there is much less need for pillars to be left behind and the continuous miner can achieve higher production rates because less time is spent installing roof supports.  The face can be as little as 50 metres wide and can be varied by using more or less shields.  Since there are fewer shields and no shearer or armoured face conveyor the capital cost is much less than longwall mining.  The system can be tailored to the irregular target boundaries by using bord and pillar mining to mine out the sections where a shortwall panel will not fit.

Preliminary production schedules assume shortwall mining with some bord and pillar to develop access roadways and to mine areas where the manto structures do not allow shortwall panels to be laid out.  Information to be gathered in the test mining trial will be used to assess the application of both methods.

Recommended Course of Action

The Hunter Report recommended proceeding with the underground mining trial at an estimated cost of US$1.5 million.   Once the underground mining concept has been tested and the necessary planning parameters determined, an interim economic assessment is recommended to confirm that the project remains potentially economically viable before proceeding with staged project development that would include completion of a bankable definitive feasibility study.

The recommended definitive feasibility study would be to a level of engineering definition that would provide capital and operating cost estimates to an order of accuracy of + 15% - 10% in aggregate and to a standard that would meet the requirements of both the owners and financial institutions to support major capital investment decisions. In addition to providing planning and design of the mine, process plant, and infrastructure, the definitive feasibility study would also identify operational, environmental, marketing, and financial risks and propose methods for their management or mitigation. An essential part of the definitive feasibility study will be the development of a project development and construction schedule. Environmental permitting requirements and timeline will also be determined.

The principal activities to be undertaken as part of the feasibility program include the following:

•

Geology and resource estimation to NI 43-101 compliant standard;

•

Mine design and engineering based on the outcomes of the mining trial;

•

Development of a Reserve Statement to NI 43-101 compliant standard;

•

Mine, plant and civil infrastructure geotechnical assessment and design;

•

Mine waste characterization;

•

Geochemical assessment of ore and waste rock;

•

Metallurgical process flowsheet design;

•

Process plant and related infrastructure engineering and design;

•

Infrastructural requirements including power and water supply and bulk reagent importation arrangements;

•

Tailings disposal engineering and design, including geotechnical, environmental, and seismic stability considerations;

•

Whole-of-site hydrological and hydro-geological assessments with particular regard to environmental considerations and storm event run-off management;

•

Environmental baseline studies and impact assessment;

•

Environmental permitting requirements and timeline determination;

•

Marketing studies;

•

Project risk assessment and risk mitigation/management;

•

Cost estimation; and

•

Construction schedule and commissioning plan and schedule.

In addition to the underground mining trial, the following field activities are seen as an integral part of the proposed definitive feasibility study:

•

Additional resource drilling;

•

Collection of metallurgical samples for pilot scale metallurgical test work;

•

Soils and geotechnical investigation and field work including trenching and drilling of the proposed plant and tailings dam sites; and

•

On-going environmental data collection.

An indicative cost estimate for the proposed staged development of the definitive feasibility study is shown in the table below.

Recommended definitive feasibility study Activities, Duration and Cost Estimates.

Activity	Duration (months)	Approx. Start Date	Estimated Cost (US$M)	Estimated Cost to Complete (US$M)
Bateman Engineering – Principal Contractor
Process design & infrastructure, cost estimates and overall supervision	14	August 2004	2.080	0.776
Pilot Plant Test Work – Phase 1	3	October 2004	1.416	0
Pilot Plant Test Work – Phase 2	1.5	February 2006	2.15	2.15
Hydrology & Hydrogeology	4	Aug 2005	0.180	0.180
Geotechnical investigation	4	Aug 2005	0.120	0.120
Tailings design	3	June 2005	0.160	0.060
Infrastructure		Feb 2006	0.180	0.180

Drilling
Montado Phase 1	3	Dec 2004	0.290	0.
In-fill Drilling	4	Jan 2006	2,750,000	2,750,000
Metallurgical sample drilling	8	Jan 2006	0.040	0.040
Assays	8	Feb 2006	0.200	0.105

Resources
Resource consultant Hellman & Schofield	5	Nov 2004	0.100	0.040

Mining
Mining consultant Australian Mine Design and Development	5	Nov 2004	0.260	0.050
Mine test – Phase 1	3	Nov 2004	0.175	0
Mine Test – Phase 2	3	Oct 2005	1.500	0.500

Environmental
Field work & reports for Environmental Impact Study	15	Sept 2004	0.520	0.085

Marketing Studies
External consultants	15	Feb 2005	0.050	0.025

Owner’s Costs
Consultants & miscellaneous supervision	17	May 2004	0.250	0.250

TOTAL			US$12.421m	US$7.311m

The above table has been derived from the Hunter report and modified by the Company in discussions with Bateman Engineering Canada.  As of the date of this filing, our current estimate of the cost to complete the definitive feasibility study is approximately $8.5 million.  The company currently has approximately $2.5 million available to fund such work and management estimates it will have to raise at least a further $7 million to cover the costs of the definitive feasibility plus general and administrative expenses.  Management anticipates that the Company will raise additional capital through equity and debt financing.  If we are unable to raise such funds the definitive feasibility study will be delayed or not completed.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2004, 2003 and 2002 and the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2005 and 2004, and should be read in conjunction with the consolidated financial statements of the Company and related notes therein, prepared in accordance with Canadian generally accepted accounting principles. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars. Please refer to Note 14 of to the audited financial statements for the years ended December 31, 2004, 2003 and 2002 and Note 9 for the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2005 and 2004 for the reconciliation to generally accepted accounting principles in the U.S.

Management’s Discussion and Analysis (“MD&A”) contains certain “forward-looking statements” All statements, other than statements of historical fact included herein, including without limitation, statements regarding resources and future plans of the Company are forward looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.  See “Item 3.D – Risk Factors.”

Critical Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  These estimates are based upon historical experience and various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters, which are inherently uncertain.  Actual results may differ from those estimates.  Set forth below are the significant accounting policies of the Company.

Estimates Related to Mineral Properties

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions.  The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study.  Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while capitalized costs for prospects abandoned are written off.

Management periodically reviews the estimated future operating cash flows of its mining operations in determining if adjustments to the carrying values of its mining assets are required to record those assets at the net recoverable amount.  The ultimate recoverability of the amounts capitalized for the mining assets is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof.  Management’s estimates of recoverability of the Company’s investment in the mining assets have been based on best estimates.  However, it is reasonably possible that changes could occur in the near term, which could adversely affect management’s estimates and may result in further write-downs of capitalized carrying values.

In accordance with SFAS 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," we review our long-lived assets for impairments. Impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses then are measured by comparing the fair value of assets to their carrying amounts.

Foreign Exchange

Transactions denominated in foreign currencies have been translated into Canadian dollars as follows:

i)

Monetary assets and liabilities at year-end rates,

ii)

All other assets and liabilities at historical rates,

iii)

Revenue and expense items at the average rate of exchange prevailing during the year, and

iv)

Gains and losses arising on translation are charged to the statement of operations in the period in which they occur.

The Canadian dollar is the functional currency of the Company.  Transactions involving foreign currencies for items included in operations are translated into Canadian dollars as set forth above.  Translation gains and losses are included in the determination of net income.

Stock-based compensation

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments.  This change in accounting policy has been applied retroactively with no restatement of prior periods presented for the consolidated statements of Loss, deficit, cash flows and shareholders’ equity.  Under this amended standard, the Company must account for compensation expense based on fair value of rights granted under its stock-based compensation plan.  Under this method, compensation costs attributable to share options granted to employees, directors or officers is measured at a fair value at the grant date, and expenses over the expected options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Environmental Expenditure Estimates

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.  The Company’s policy is to comply with legal requirements, as instigated by government agencies or appropriate authorities, as a minimum where necessary to conduct its business responsibly and in accordance with the principles of economically sustainable development.

Environmental remediation costs are accrued based on estimates of known environmental remediation exposure. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. It is reasonably possible that our estimates of reclamation liabilities, if any, could change as a result of changes in regulations, extent of environmental remediation required, means of reclamation or cost estimates. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred.

Third Quarter and nine months ended September 30, 2005 compared to third quarter and nine months ended September 30, 2004

For the third quarter ended September 30, 2005, the Company recorded a net loss of $2,313,964 or $0.04 loss per share. Cumulatively for the nine month period, the Company had a net loss of $5,827,632 or $0.10 loss per share. In comparison, the Company had net loss of $2,436,996 and $2,937,680 respectively for the third quarter and nine month period last year. The results show the effect of substantially higher exploration and administrative activities in 2005 compared with the comparative period last year. The Company incurred $1,496,653 of exploration expenses in the quarter ended September 30, 2005 and $3,967,963 for the nine month period.  In this third quarter, the Company granted 1,870,000 stock options to directors and consultants of the company resulting in stock compensation expense of $436,924. The exercise price of other stock options was reduced. For the nine month period, stock option expenses amounted to $918,674, which accounted for 50% of the total general and administrative expenses.

The Company incurred $90,708 in management and consulting fees in the third quarter of 2005 and $256,707 for the nine month period. A consulting fee of $80,818 was paid to a financial consulting firm in connection with general corporate financial advice with respect to construction financing and development of the Boleo project. Consequently, management and consulting fees for the nine month period increased from the comparable nine month period last year.

Foreign Currency Risk. The Company operates internationally. Its head office is in Canada and it has historically has raised all equity funds in Canadian dollars, although equity funds were raised from investors in Canada, the United Kingdom and Europe.  The Company’s wholly owned subsidiary, and its sole mineral property, are located in Mexico.  The principal consultants involved in the completion of the definitive feasibility study on the Boleo Property are based in Australia. As a consequence of the foregoing, the Company incurs expenditures principally Canadian and United States dollars and Mexican pesos, although it also incurs smaller expenditures in British pounds, Euros and Australian dollars.

The result of the foregoing has been to expose the Company to gains and losses on Foreign currency exchange.  The Company has not previously entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.  However, if the definitive feasibility study on the Boleo Property recommends proceeding to place the property into production the Company anticipates that it will be a condition of any financial arrangements to fund such construction that the Company agree to enter into such hedging arrangements.

Foreign currency losses for the third quarter ended September 30, 2005 were $56,353 compared to $35,861 in the same quarter of 2004. For the nine months ended September 30, 2005, such foreign currency losses were $48,637 as compared to $47,969 in the same nine month period of 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003

The Company recorded a loss in 2004 of $5,391,685 ($0.10 loss per share) compared to a loss of $404,029 ($0.01 loss per share) in 2003.  The loss in 2004 was primarily attributed to exploration expenses and ongoing activity with respect to the Company’s Boleo Property.  The Company recorded general and administrative expenses of $1,645,228 in 2004 compared to $94,033 in 2003 representing an increase of $1,551,195.  The increase was a result of a stock-based compensation expense of $817,324, investor relations activities of $103,566, increased stock exchange and transfer agent fees related to the reverse acquisition and increased staff expenses related to the increased exploration activity.

During 2004, the Company incurred exploration expenses of $3,825,698 compared to $381,698 in 2003.  The increased activity in 2004 related to the re-activation of exploration and development of the Boleo Property as part of the reverse acquisition and the resultant increase in exploration expenditures over the earlier year as the Company commenced work on the definitive feasibility study.

During 2004, the Company incurred $1,364,224 in expenditures related to the phase 1 pilot plant as part of the definitive feasibility study on the Boleo Property.  A further approximately $201,495 was incurred in 2005 on the completion of the phase 1 pilot plant for a total cost of such pilot plant of $1,565,719.  The Company proposes to conduct a Phase 2 pilot plant in 2006 at a currently estimated cost of $2,500,000.  The phase 1 and 2 pilot plants are part of the work program required to complete the definitive feasibility study.  Assuming the Phase 2 pilot plant results are consistent with the results achieved in phase 1 and other aspects of the definitive feasibility study result in a positive recommendation to proceed to place the property into production, then these expenditures will be non-recurring.  However if the phase 2 results are not consistent with phase 1 or other problems develop during such phase 2 pilot plant then it is possible a third pilot plant could be conducted.  The cost of any further pilot plant work beyond phase 2 can not be predicted at this time.  The Company does not currently have adequate funding to complete the phase 2 pilot plant and proposes to raise such funding by the issuance of common shares.  Assuming the Company is able to complete such equity funding existing shareholders will suffer dilution of their current investment.

Year ended December 31, 2003 compared to year ended December 31, 2002

The Company recorded a loss in 2003 of $404,029 ($0.01 loss per share) compared to an income of $481,445 ($0.01 income per share) in 2002.  The loss in 2003 was primarily attributed to exploration expenses and ongoing activity with respect to the Company’s Boleo Property.  The Company recorded general and administrative expenses of $94,033 in 2003 compared to $137,203 in 2002 representing a decrease of $43,170.  The decrease was a result in the reduction of wages and benefits and office expenses.

During 2003 the Company incurred exploration expenses of $381,698 compared to $579,027 in 2002.  The reduced area of expenses related to a significant decrease in profession fees of $46,256 in 2003 compared to $207,610 in 2002.

In addition, a foreign exchange gain of $72,562 was recorded on the translation of monies due to related parties denominated in US funds, compared to a loss of $24,477 in 2002.

The net income in 2002 was as a result of a gain on the sale of tax losses in the amount of $1,054,082.  During fiscal 2002, the Company effected the sale of the tax losses of Minera y Metalurgica del Boléo, resulting from prior exploration of the Boleo Property. The transaction was completed by the incorporation of a sister company in Mexico, into which Minera y Metalurgica del Boléo’s accumulated losses were transferred together with a debt owed to the Company and a portion of the share capital of Minera y Metalurgica del Boléo. The newly incorporated company was then sold to an arms-length party, effectively selling the tax losses.  The Company received $1,054,082 from such sale. The funds received from such sale were utilized to reduce monies due to its then parent Tek Terra by $260,356 and the balance of such funds, $793,726, to fund continuing operations.

B. Liquidity and Capital Resources

Changes in Annual Financial Condition

As a consequence of the Reverse Acquisition on or about April 20, 2004, Baja became a reporting company the shares of which were listed for trading on the TSX Venture Exchange.  Prior to such Reverse Acquisition, the Company was a private Barbados company.  During the period from March 2001 through April 2004 necessary funding to maintain and advance the Boleo property was provided by loans from its then sole shareholder Tek Terra or related parties and by the sale of certain tax losses of its Mexican subsidiary. As discussed elsewhere herein, in March 2001, the Company (Mintec) was acquired  by Tek Terra when Curator withdrew from the Boleo Property. Upon Tek Terra reacquiring control of the Company it advanced $589,937, as a shareholders’ loan,  which funds were used to maintain the Boleo property and to commence a pre-feasibility study on such property.

During the fiscal year ended December 31, 2002, the Company sold the tax losses of its Mexican subsidiary which generated a gain of $1,054,082, which provided further working capital to maintain the Boleo property, conduct metallurgical testing on the property, and permit repayment of monies due Tek Terra.

During 2003, Tek Terra or related parties advanced approximately $463,677  to the Company, which funds were utilized to maintain the property, for further metallurgical testing and to commence negotiations and documentation in regard to the Reverse Acquisition.  In order to provide easier access to capital markets the Company proceeded with the Reverse Acquisition, which included the completion of an equity issue in April 2004  that generated net proceeds of $8,942,375; from which $746,846 was utilized to repay monies due to Tek Terra.  The Reverse Acquisition and associated equity financing permitted the Company to commence the current definitive feasibility study.

Potential Restrictions on Transfer of Funds by Subsidiaries

The Company has two subsidiary companies, Mintec Processing Ltd, a British Columbia company, and Minera y Metalurgica del Boleo S.A. de C.V., a Mexican company.  Mintec Processing owns the shares of Minera y Metalurgica del Boleo S.A. de C.V., but is otherwise inactive. Minera y Metalurgica del Boleo S.A. de C.V. owns the Boleo property and conducts all activities in Mexico.  Minera y Metalurgica del Boleo S.A. de C.V. does not have a source of income and all operating funds are provided to it by the Company as either equity contributions or as loans.  If the Boleo property is successfully placed into commercial production, any operating revenue received from such property would be received by Minera y Metalurgica del Boleo S.A. de C.V. and could be utilized to repay  loans to the Company or dividended to the Company from after tax profits in Mexico. There are no currency restrictions on transfer of funds from Mexico.

The Company’s current cash obligations are provided by equity financings.  Should the definitive feasibility study be positive and if the Company is able to place such property into commercial production then potential cash flow from such property to Minera y Metalurgica del Boleo S.A. de C.V. could become available to the Company to assist in meeting its then financial obligations.

Working Capital

As at September 30, 2005, the Company had working capital of $759,519 and a cash balance of $523,746  (not including short term deposits of $545,000) compared to working capital of $4,252,155 and a cash balance of $1,098,382 (not including short term deposits of $4,150,000) as at December 31, 2004.  The decrease was the result of the ongoing activity at the Boleo Property.  During the fourth quarter of 2005, the Company raised an aggregate of $3,141,674 in two private placements.

As at December 31, 2005 the Company had working capital of approximately $2.5 million and a cash balance of approximately $2.78 million.

In April 2004, the Company completed an equity financing in conjunction with the Reverse Acquisition, which equity financing provided the Company with net proceeds, after repayment of monies due to Tek Terra, of $8,205,529 and thereafter commenced preliminary work leading to the commencement of the definitive feasibility study and phase 1 pilot plant.  Work on the definitive feasibility study continued into 2005 with completion of the phase 1 pilot plant, commencement of infill drilling, relogging of historic drill core, development of a 3 dimensional computer geological model of the Boleo  deposit, calculation of geological resources, continuation of environmental studies, and commencement of an underground test mine.

Operating Activities

For the nine months ended September 30, 2005, the Company had a net cash outflow of $5,585,192 compared to a net cash outflow of $1,541,269 in the comparable period of 2004 from operating activities.  The decrease in cash related to operating activities was mainly as a result of increased activities toward the completion of a definitive feasibility study on the Boleo Property.

Investing Activities

For the nine months ended September 30, 2005, the Company had a net cash inflow of $3,260,324 compared to a net cash outflow of $6,129,900 in the comparable period of 2004 from investing activities.  The activity for both periods mainly related to the investment in and the maturing of short-term deposits and the acquisition of property, plant and equipment related to activities on the Boleo Property.

Financing Activities

For the nine months ended September 30, 2005, the Company had a net cash inflow of $1,750,232 compared to a net cash inflow of $8,253,428 in the comparable period of 2004 from financing activities. The decrease in cash related to financing activities was mainly as a result of less financing activity in the period.

During the nine month period ended September 30, 2004, in connection with the acquisition of the Boleo Property, and resulting reverse acquisition, the Company completed two equity financings for 10,666,666 Units at a price of $0.75 per Unit and 2,666,666 Units at a price of $0.75 per Unit for total net proceeds of approximately $8,883,187, after deducting share issuance costs of $1,116,813.

In the nine months ended September 30, 2005, the Company completed two equity financings consisting of 2,100,000 Units at a price of $0.60 per unit for net proceeds of $1,160,700, after deducting share issuance costs of $99,300.  The financings were made to non-U.S. persons outside the United States in off-shore transaction in reliance upon and exemption from registration available under Regulation S of the Securities Act of 1933, as amended.

During the fourth quarter of 2005, the Company raised an aggregate of $3,141,674 in two private placements.  The Company closed a non-brokered private placement with various accredited investors to raise $1,495,404 by issuance of 4,405,149 Units at a price of $0.35 per Unit, consisting of one common share and a one-half a share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase a further common share for a period of two (2) years from closing at a price of $0.45 per common share.  In addition, the Company closed brokered private placement of 5,255,715 Units at $0.35 per Unit to raise net proceeds of $1,646,270. Each Unit consisted of one common share and one-half of one transferable share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company until December 21, 2007 at a price of $0.45 per share. All securities issued are subject to a hold period until April 22, 2006.  The agent was paid a commission for its services and issued an aggregate of 525,571 Agent’s Options (equal to 10.0% of the number of Units sold). Each Agent’s Option is convertible into one Unit at a price of $0.35 for a period of two years.  The financings were made to non-U.S. persons outside the United States in off-shore transaction in reliance upon and exemption from registration available under Regulation S of the Securities Act of 1933, as amended, and to accredited investors in the United States in reliance upon Rule 506 of Regulation D and Section 4(2) of the Securities Act.  There was no advertising or general solicitation or directed selling efforts in the United States.

The Company’s current exploration and development expenditure commitments are principally allocated to the Boleo Property and are set out in detail in table entitled “Recommended definitive feasibility study Activities, Duration and Cost Estimates” on page17 hereof.

The Company plans to spend approximately $8.5 million during the fifteen month period from October 1, 2005 through December 31, 2006 on exploration work related to Boleo, and estimate that our general operating expenses during this period will be approximately $1,500,000.  Management believes the Company has adequate funds to complete its current activities and to fund general and administrative expenses for the next 12 months; however, if we are unable to complete at least $7,000,000 in additional financing by late March 2006, the Company will have to delay completion of the definitive feasibility study.  We currently estimate that the cost to complete the definitive feasibility study on the Boleo Property is approximately  $8.5 million.  The Company will need to complete a further equity financing in order to complete the definitive feasibility study. If a further equity financing is not completed by April 2006 the Company will have to curtail all activities in regard to the definitive feasibility study to ensure it has adequate funds cover fixed operating costs for at least 12 months and necessary working capital to source additional funding. Upon completion of the definitive feasibility study, and assuming such study demonstrates that the Boleo deposit can be economically mined and generate an adequate rate of return on investment, the next stage of development will require us to raise the necessary funds to develop the mine.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and, if warranted, development or production, on any or all of our properties or even a loss of property interest.  Management cannot be certain that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable or acceptable to the Company.

C.

Research and Development, Patents and Licenses, Etc.

The Company does not engage in research and development activities.  See Item 4, Information on the Company, D. Property, Plant and Equipment, for a review of the Company’s exploration activities.

D. Trend Information

While the Company does not have any producing mines it is directly affected by trends in the metal industry. The Boleo property is a polymetallic project containing copper, cobalt, zinc and manganese.  At the present time global metal prices are extremely volatile.  Base metal prices and, in particular copper and zinc prices (which are relevant to the Boleo property), driven by rising global demand, have climbed dramatically and are approaching near historic highs.  Prices for copper and zinc are forecast to remain high for the near term.  The effect of these metal prices and the outlook that these metal prices may remain at elevated prices for the near term has had a significant positive impact on the ability to raise equity capital and to attract interest from potential sources of required capital to fund the costs of placing the Boleo property into production if the definitive feasibility study is positive.

The Company anticipates that it will raise at least $7 million during the first half of 2006 to fund the feasibility study on its Boleo property and to satisfy working capital requirements during 2006.  Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.

There are no negative trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than uncertainty as to the speculative nature of the business (Refer to the heading entitled “Risk Factors”).

E. Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

F. Tabular Disclosure of Contractual Obligations

On February,1 2006, the Company did not have any long-term debt, capital lease obligations, operating leases, purchase obligations or commitments, other than as described below:

Contractual Obligations	Payments due by period Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	Nil	Nil	nil	Nil	nil
Capital lease obligations	nil	nil	nil	742,500[1]	nil
Operating lease obligations	$372,400	$74,480	$223,340	$74,480	nil
Purchase obligations	nil	nil	nil	Nil	nil
Other long term liabilities		$6,600,000[2]	$288,000[3]
Total	$372,400	$6,674,480	$511,340	816,980

1

During 2005, the Company entered into a 5-year sub-lease agreement on its head office lease at an annual triple net rental of $74,250. Operating costs under the lease are anticipated to be equal to the annual triple net rental, resulting in a  combined aggregate commitment of approximately $742,500 for the 5 year lease.

2

The Company signed an agreement with Bateman Engineering  Inc. Canada to complete the Definitive Feasibility Study on the Boleo Project in 2004 with an estimated contract amount of $8.9 million.  As at December 31, 2004 the Company had paid or accrued a total of $2.3 million under the agreement, for a remaining terminable commitment of $6.6 million.

3

During 2004, the Company signed a number of management consulting agreements with directors and officers of the Company with future commitments for 2005 and 2006 aggregating $288,000.

Other than the five year sublease on head office space entered into in 2005, there are no material changes outside the ordinary course of the Company’s business in the specified contractual obligations since December 31, 2004.

G. Safe Harbor

See Note Regarding Forward-Looking Statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Each Director serves until the next annual general meeting or until his/her successor is duly elected, unless his/her office is vacated in accordance with the Articles of the Company.

Casual vacancies on the Board of Directors are filled by election from nominees by the remaining Directors and the persons filling those vacancies hold office until the next Annual General Meeting, at which time they may be re-elected or replaced.

The following table sets out the name of the directors as at February 1, 2006, the country in which each is ordinarily a resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

NAME, ADDRESS AND PRESENT OFFICE HELD	PRINCIPAL OCCUPATION FOR THE PAST FIVE YEARS	SHARES BENEFICIALLY OWNED DIRECTLY OR INDIRECTLY	DATE OF ELECTION OR APPOINTMENT
John W. Greenslade West Vancouver, B.C. Chief Executive Officer, President, Director	President of the Company since April 20, 2004, President Minterra Resource Corp. (a mineral exploration company) Partner Holmes Greenslade (Barristers & Solicitors)	Nil[1]	April 20, 2004
Robert Mouat[2], Nassau, Bahamas Director, Chief Financial Officer, Corporate Secretary	Chief Financial Officer of the Company, Managing Director Mintec International Limited, Director Terra Gaia Inc (an environmental company)	Nil[3]	Director April 20, 2004 CFO April 22, 2005
William Murray, Richmond. B.C. Director, Vice-President Operations	Vice President, Operations of the Company, Consulting Engineer, President of Polymet Mining Corp. (a mineral development company)	Nil[4]	April 20, 2004
Graham Thody[2], North Vancouver, B.C. Director	Chartered Accountant, Partner Nemeth Thody Anderson	Nil	May 25, 2004
Charles Thomas Ogryzlo[2], P.Eng. Toronto, Ontario Director	President & CEO Canatec Development Corp, Previously, Chairman, Kilborn SNC Lavalin Inc. (an engineering consulting firm); Vice-President of Triton Energy Inc. and Polaris Energy Corp.	Nil	May 25, 2004
Ross Glanville, P.Eng. Burnaby, British Columbia Director	President Ross Glanville & Associates since 1990	Nil	April 12, 2004
David Dreisinger, PhD. 5233 Bentley Crescent, Delta, B.C. Vice President Metallurgy	Vice President Metallurgy, Professor Faculty of Applied Science, Department of Metal and Materials Engineering at University of British Columbia, VP. Metallurgy of the Company	Nil	May 17, 2004
Gaston Reymenants Boortmeerbeek, Belgium Vice President Marketing	Vice President Marketing, Managing Director, GMS Metals, Dublin, Ireland,	Nil	May 17, 2004
Tawn Albinson Sinaloa #106 Desp. 301 Col. Roma 06700 Mexico, D.F. Managing Director Minera y Metalurgica del Boléo	Manager and Director Minera y Metalurgica del Boléo, Consulting Geologist	Nil[5]	January 22,2002

1.

4,650,000 shares are owned by a trust located in the Cayman Islands in which John Greenslade and his family are, indirectly, potential discretionary beneficiaries. Mr. Greenslade and his family have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustee. The trust received 4,900,000 shares on completion of the Reverse Acquisition and, after release of a portion of such shares from escrow, sold 250,000 shares through the facilities of the TSX Venture Exchange.

2.

Denotes a member of the audit committee.

3.

14,700,000 shares are owned by a trust located in Guernsey, Channel Islands, in which Robert Mouat is a discretionary beneficiary. Mr. Mouat has no legal interest in such shares nor does he exercise direction or control over such shares or over the trustee.

4.

5,100,000 shares are owned by a trust located in Nassau, Bahamas, in which William Murray and his family are indirectly potential discretionary beneficiaries. Mr. Murray and his family have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustees.

5.

600,000 shares are owned by a trust located in Nassau, Bahamas, in which Tawn Albinson’s wife and infant son are discretionary beneficiaries, although they have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustee.

Currently the only executive committee of its Board of Directors is the audit committee.

John Greenslade, P.Eng. LLB., President & Director. Age 57 years

Mr. Greenslade began his career in the mining industry in 1968.  He graduated from the University of British Columbia (“UBC”) in 1972 with a Bachelor of Applied Science in Mineral Engineering and joined Placer Development Corp. (now Placer Dome Inc.) as a metallurgist.  Mr. Greenslade received a Master of Engineering degree in 1975 from UBC and subsequently graduated with a Bachelor of Laws in 1978 from the UBC Faculty of Law.  Mr. Greenslade was admitted as a member of the Association of Professional Engineers for the Province of British Columbia in 1976 and was admitted as a Member of the Law Society of British Columbia in 1979.  He practiced law with the firm of Clark Wilson until 1981 when he co-formed the law firm Holmes Greenslade.  His legal practice focused on mining, corporate and securities law, as well as cross border tax issues and offshore trusts.  Mr. Greenslade has been involved in the funding of numerous mining projects, at all stages of exploration, development and production, in various capacities, including legal counsel and director of a TSE listed company, from October 1995 to July 1999 and a TSX Venture Exchange company from 1992 to present.  Mr. Greenslade has been involved with the Boleo Property since 1992, initially in its' identification and staking and thereafter as a director of Terratech or Mintec.  He is retained through Kendron Petroleum Management Corporation to provide management services to the Company and devotes the majority of his time to the Company.

Robert Mouat, Director, Chief Financial Officer, Corporate Secretary. Age 55 years.

Mr. Mouat has two degrees from UBC, graduating in 1974 with a BASc in Geological Engineering and in 1977 with a MSc in Business Administration.  In 1978, Mr. Mouat passed the Canadian Securities Course.  In the early 1980's, Mr. Mouat worked for Cominco (now Teck Cominco) and then for 14 years with Wright Engineers (later Fluor Daniel Wright) a large mining engineering firm.  During his time at Wright, he evaluated over 500 mining projects.  He lectured in Mine Valuation at UBC, presented papers at conferences at the CIM and SME and assisted in the preparation of reports submitted as expert's reports in the Supreme Courts of British Columbia and Ontario.  In addition, Mr. Mouat has appeared as an expert witness in the area of mining valuations before the British Columbia Assessment Appeals Board and the British Columbia Expropriation Board.  Mr. Mouat's management experience has largely been as a director with private companies, but he also served as a Director of Britannia Minerals Corp. (now Minterra Resource Corp.), a TSX Venture Exchange listed company from September 1992 to June 1995. He will be devoting the majority of his time to the Company in 2006.

William Murray, P.Eng.,  Director. Age 56 years

Mr. Murray has been involved in the mining industry as an engineer for 33 years with experience in maintenance, engineering, construction management, project evaluation and mine evaluations in North America and Africa.  Mr. Murray is currently a principal of Optimum Project Services Ltd., a consulting firm. Optimum is retained by Minera y Metalurgica del Boléo to provide management and engineering services as an independent contractor. Before moving to Optimum Projects, Mr. Murray worked as Director of Business Development for Fluor Daniel Wright in the mining group. Fluor Daniel Wright is a US engineering and construction contractor that was involved in most of the large new mine developments worldwide in the early nineties.  Mr. Murray's initial work experience in Canada was as director of Project Services at Denison Mines for construction of the Quintette Coal project.  Prior to working in Canada, Mr. Murray worked for Anglo American in South Africa gaining eleven years experience, at increasing levels of management responsibility in engineering design and project management at mines in the Anglo American group of companies.  This included construction of the process plant and underground equipment in the gold, coal and diamond sectors.  Mr. Murray has served as a Director of a number of TSX listed companies including Bonanza Silver Corporation from November 1999 to May 2002, Minterra Resources Corp. from June 1995 to December 1999, Kernow Resources & Developments from June 1995 to present and Polymet Mining Corp. from March 2003 to present.    He currently devotes approximately half his time to the Company.

C. Thomas Ogryzlo – P. Eng, Director. Age 66 years

Mr. Ogryzlo has over thirty years of experience in the mining and engineering contractor industries in development, financing, design, construction and operation of mining, industrial and energy projects in many parts of the world. He holds a Bachelor of Mechanical Engineering (1961) from McGill University in Montreal, Quebec, Canada.  He is the principal shareholder of Canatec Development Corporation, a company dedicated to managing the development of major projects in the resource industries.

Mr. Ogryzlo has been President of several well respected mining companies, including, Triton Mining Corporation and Black Hawk Mining.  He has also held the positions of President and CEO of Kilborn SNC-Lavalin, a large mining engineering company.  His experience in exploration and development of multi-million dollar projects spans the world. Over a six year period, he directed process development work for Hanna Mining, initially as project manager and subsequently as President and General Manager, for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in organizing of a US$450 million financing involving World Bank, Exim, and a group of 52 private banks lead by Chase Manhattan.

Before joining Kilborn, Mr. Ogryzlo was Senior Vice President and a principal of Wright Engineers Ltd, a well-known private Canadian engineering company dedicated to the mining and metallurgical industry. He was based in Toronto and was responsible for operations in Eastern Canada, Latin America, and Europe.

Mr. Ogryzlo has been a director of many public companies, most notably including Franco-Nevada Mining Corp Ltd commencing in May of 1997.   He is an independent director and is  not involved in the day to day affairs of the Company.

Graham Thody – Chartered Accountant, Director.  Age 55 years

Mr. Thody has been a Partner of Nemeth Thody Anderson, Chartered Accountants of Vancouver B.C. since 1980.  During the past fourteen years, Mr. Thody’s practice has focused on corporate mergers and acquisitions as well as domestic and international tax issues.  Prior to this his practice focused on the auditing of publicly listed companies as well as participation in the Initial Public Offering process for several corporations.  He is currently a Director of two corporations listed on the TSXV and five corporations listed on the TSX, all of which are involved in mining exploration throughout either North, Central, and South America.

Mr. Thody is a member of the British Columbia Institute of Chartered Accountants (“BCICA”) as well as the Canadian Institute of Chartered Accountants.  He is formerly a member of the BCICA By-Laws Committee.  Mr. Thody is a Director and the Chairman of the Finance Committee for the Lions Gate Hospital Foundation. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia.  He is an independent director and is not involved in the day to day affairs of the Company.

Ross Glanville, P.Eng., Director.  Age 58 years

Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, he obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, he became a member of the Certified General Accountants of B.C. (CGA). Mr. Glanville has thirty-five years of experience in mining, exploration, finance, marketing, and management, and held senior executive positions with major and junior mining and consulting companies. As an independent consultant over the past twenty years, Mr. Glanville has specialized in valuations of exploration/development/mining companies and properties; and has also provided many fairness opinions, and acted as an expert witness in court cases involving valuation disputes related to financial and technical issues.  Mr. Glanville has valued more than 500 mining and exploration companies in Canada, the U.S.A., Australia, and Mexico, as well as over 150 in many other areas of the world, including Africa, South America, Europe, and Asia. He has formed public companies (listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange) and has served on the Boards of Directors of three companies with producing mines. Mr. Glanville has also acted in more than 50 court cases and assessment appeal board hearings in Canada, the U.S.A., Australia, and the U.K. He has written several articles, and given many presentations, related to the valuation of exploration and mining companies. Some of these articles were published by the United Nations, the Society of Mining Engineers, and by various Canadian magazines and newspapers.

Mr. Glanville has provided a large number of fairness opinions (more than 200) for mergers, amalgamations, and acquisitions of public and private companies. These assignments were undertaken for investment dealers, regulatory bodies (including stock exchanges), banks, various government agencies, venture capital firms, forestry companies, mining and exploration companies, oil and gas companies, and others.  He is an independent director and is not involved in the day to day affairs of the Company.

David Dreisinger, Ph.D, P.Eng., Vice President Metallurgy.  Age 48 years.

Dr. Dreisinger holds the position of Professor and Industrial Research Chair in Hydrometallurgy at the University of British Columbia.  He has published over 100 papers and has been involved as a process consultant in industrial research programs with metallurgical companies. He has participated in 11 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper matte.  Dr. Dreisinger also co-invented the Mt. Gordon Copper Process for copper recovery from sulfide ores and the Sepon Copper Process for copper recovery from sulfidic-clayey ores.  He has been actively involved in the development of the proposed metallurgical flow sheet for Boleo and is one of the recognized experts in the world in the area of hydrometallurgy.  He devotes such time as is necessary to the Company, which is typically less than twenty-five percent of his time.

Gaston Reymenants, Vice President Marketing.  Age 56 years

Mr. Reymenants had a long career with a major mining company as a metals trader. He now works as an independent with specific expertise in the nickel and cobalt markets. Unlike copper and zinc, the marketing of cobalt requires special knowledge and expertise.  Mr. Reymenants expertise will prove invaluable to the Company in securing potential long-term off-take contracts, particularly for cobalt.  He is involved primarily in identifying possible off-take candidates for metal products the Company may produce, particularly cobalt products, and  devotes approximately thirty to forty percent of his time to the Company.

Tawn Albinson, M.Sc. (geology), Managing Director Minera y Metalurgica del Boleo S.A. de C.V.  Age 55 years

Mr. Albinson holds a Bachelor of Science in geology from Macalester College anda Mast of Science in economic geology from the University of Minnesota.  Mr. Albinson has been an exploration geologist in Mexico throughout the majority of his career and has run a large number of drilling programs during such period.  He also runs a fluid inclusion laboratory in Mexico City, providing consulting services to various companies in the gold mining industry.

He devotes the majority of his time to the Company.

George Gauld, M.Eng., P.Eng.  Project Manager.  Age 66 years.

Mr. Gauld holds a diploma in Civil Engineering from the Royal College of Science and Technology, Glasgow, Scotland, as well as a Masters of Science in Structural Engineering from Glasgow University.  Mr. Gauld has over 20 years experience in project management, design and construction of industrial, marine, and transportation facilities, construction management, and project evaluation.  He devotes in excess of fifty percent of his time to the Company.

There are no family relationships among the named persons, or any arrangement or understanding regarding the selection of named persons.

B.

Compensation

EXECUTIVE COMPENSATION

 Executive Compensation

During the fiscal year ended December 31, 2005, the Company had six Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a)

John W. Greenslade, President and Chief Executive Officer

(b)

William Murray, Vice President – Operations

(c)

Gaston Reymenants – Vice President – Marketing

(d)

David Dreisinger – Vice President – Metallurgy

(e)

Robert Mouat – Corporate Secretary and Chief Financial Officer

(f)

Tawn Albinson, Managing Director, Minera y Metalurgica del Boleo S.A.de C.V.

The Chief Executive Officer is a shareholder in a private British Columbia company, which is entitled under a management agreement to receive compensation of $108,000 per year.

The following table (presented in accordance with the rules (the "Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2005, and the other three most highly compensated executive officers of the Company as at December 31, 2005 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers”).

Summary Compensation Table

Name & Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards Payouts
					Securities Under Option (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John Greenslade President and Chief Executive Officer	2005 2004 2003	$108,000[1] 75,273[1] Nil	Nil Nil Nil	Nil 130,000[2] Nil	390,000 310,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Mouat[3] Corporate Secretary and Chief Financial Officer	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	140,000 310,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Tawn Albinson, Managing Director Minera y Metalurgica del Boleo S.A.de C.V.	2005 2004 2003	$36,000[3] $36,000[3] Nil	Nil Nil Nil	132,000[4] 96,000 66,300[4]	100,000 600,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil NIl

1.

Paid to Kendron Petroleum Management Corporation, a company in which such person has an interest

2.

Paid to a law firm, Holmes Greenslade, in which such person was a partner.

3.

Paid for administrative duties as Managing Director of Minera y Metalurgica del Boleo S.A. de C.V.

4.

Paid for consulting geological services outside the scope of his administrative duties as Managing Director of Minera y Metalurgica del Boleo S.A. de C.V.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Baja’s securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year or the Interim Period.

Option/SAR Grants During the Two Most Recently Completed Financial Year

The following options to purchase common shares of the Company were granted to or exercised by the Company's Named Executive Officers during the Company’s fiscal year ended December 31, 2004:

Name and Office	Securities Under Options/ SARs Granted	Percentage of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)[1]	Market Value of Securities Underlying Options/SARs on the date of Grant ($/Security)	Expiration Date
John Greenslade	310,000	6.998%	$0.75	$0.50	March 22, 2009
William Murray	310,000	6.998%	$0.75	$0.50	March 22, 2009
Robert Mouat	310,000	6.998%	$0.75	$0.50	March 22, 2009
Thomas Pressello	550,000	12.415%	$0.75	$0.50	March 22, 2009
David Dreisinger	200,000	4.515%	$0.75	$0.59	May 17, 2009
Gaston Reymenants	250,000	5.643%	$0.75	$0.59	May 17, 2009
C. Thomas Ogryzlo	310,000	6.998%	$0.75	$0.64	August 13, 2009
Graham Thody	310,000	6.998%	$0.75	$0.64	August 13, 2009

1.  Note: the exercise of all options was reduced to $0.35 per share on September 15, 2005.   Such price reduction in regard to directors is subject to receipt of disinterested shareholder approval.

The above described options were granted at the discretion of the Company’s board of directors, at the market price of the Company’s common shares set in accordance with the policies then in effect as established by regulatory authorities having jurisdiction over the Company's affairs.  During the year ended December 31, 2004 all  directors, other than Tom Pressello, were granted an equal number of options (310,000 each).  Tom Pressello was granted granted a greater number of options (550,000) for assuming the role of Chief Financial Officer. Tawn Albinson was granted options to purchase 600,000 shares in consideration of his position of Managing Director of Minera y Metalurgica del Boleo S.A. de C.V. and his daily contribution to the exploration and development of the Boleo property as a result of his geological expertise and knowledge of doing business in Mexico.  Options granted to David Dreisinger and Gaston Reymenants were negotiated as part of there monthly consulting agreements.

During the fiscal year ended December 31, 2005 further options were granted to directors and officers of the Company.  Directors and Officers that are actively involved in the day to day affairs of the Company were granted a greater number of options.  Options granted during 2005 are set out in the table below:

Name and Office	Securities Under Options/ SARs Granted	Percentage of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the date of Grant ($/Security)	Expiration Date
John Greenslade	390,000	20.86%	$0.35	$0.	September 15, 2010
William Murray	390,000	20.86%	$0.35	$0.	September 15, 2010
Robert Mouat	140,000	7.45%	$0.35	$0	September 15, 2010
Tawn Albinson	100,000	5.35%	$0.35	$0	September 15, 2010
David Dreisinger	150,000	8.02%	$0.35	$0.	September 15, 2010
C. Thomas Ogryzlo	40,000	2.14%	$0.35	$0.	September 15, 2010
Graham Thody	40,000	2.14%	$0.35	$0.	September 15, 2010
Ross Glanville	40,000	2.14%	$0.35	$0	September 15, 2010

Aggregated Option Exercises During the Most Recently Complete Financial Year and Financial Year-End Option Values

No options were exercised by any of the named executives during 2004 or 2005.  At December 31, 2005, the  trading price of the Company’s shares on the TSX Venture Exchange was $0.43 per share and accordingly the exercise price of options granted to the named executives was below the market price of the Company’s shares.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have any defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibilities and Employment Contracts

Neither the Company or Minera y Metalurgica del Boléo has entered into any employment agreements during the most recently completed financial year.

Neither the Company or Minera y Metalurgica del Boléo has any compensatory plan or arrangement in respect of compensation received or that may be received by any Executive Officer in the Mintec or Minera y Metalurgica del Boléo’s most recently completed or current financial year to compensate such Executive Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Management Contracts

The Company and Minera y Metalurgica del Boléo entered into a Services Agreement effective the 22nd day of April 2004 with Optimum Project Services Inc. (“Optimum”)(a company owned or controlled by William Murray), William Murray, Kendron Petroleum Management Services Inc. (“Kendron”) (a company controlled by John Greenslade and his family) and John Greenslade, pursuant to which the day to day management of the Company and a significant portion of the supervision of the proposed work programs is under the guidance of John Greenslade, as President, and William Murray, as Vice-President Operations. Kendron and Optimum receive combined remuneration of $18,000 per month, to date such remuneration has been paid as to $9,000 per month to each company. In such regard Optimum is retained and paid by Minera y Metalugica del Boleo S.A. de C.V. (a Mexican company indirectly owned 100% by the Company) and Kendron is retained and paid by the Company.  Mr. Murray is subject to an agreement with Optimum under which he has an exclusive obligation to provide consulting services related to the resource industry through Optimum.  Optimum was established as an estate and tax planning entity.  Mr. Greenslade has similar obligations to Kendron.

The Company also had a management agreement dated January 22, 2004 with Tom Pressello for his services as Chief Financial Officer of the Company at a remuneration of $4,000 per month, which contract expired on April 22, 2005.

The Company has a consulting agreement with Gaston Reymenants as Vice-President Marketing pursuant to which he receives a monthly retainer of US$2,000 and was granted options to purchase 200,000 shares (subsequently increased to 250,000 shares) in the capital stock of the Company for a period of 5 years at an exercise of $0.75 per share (the option exercise price was reduced to $0.35 per share on September 15, 2005). The options vest in four equal installments over a period of 24 months.  In addition, Mr. Reymenants is entitled to receive a finders fee in accordance with TSX Venture Exchange policy if he is instrumental in arranging financing for the Company, and, in particular, a “forward sale” of metal that provides for a financial contribution to the definitive feasibility study or construction of a mine in accordance with the definitive feasibility study.

The Company has a verbal consulting agreement with Dr. David Dreisinger pursuant to which he acts as Vice-President Metallurgy and is entitled to be remunerated for time spent on the Company’s affairs at a rate of $140 per/hr. and was granted options to purchase 200,000 shares in the capital stock of the Company for a period of 5 years at an exercise price of $0.75 share (the option exercise was reduced to $0.35 per share on September 15, 2005).  On September 15, 2005, Dr. Dreisinger was granted an additional option to purchase a further 150,000 shares at a price of $0.35 per share for a period of 5 years, expiring September 15, 2010.

Directors Compensation

Except for Albinson, who receives $3,000 per month compensation for acting as Managing Director of Minera y Metalurgica del Boléo and $11,000 per month for providing geological services to Minera y Metalurgica del Boléo, none of the Company’s or Minera y Metalurgica del Boléo’s current directors have received any manner of compensation for services provided in their capacity as directors during the most recently completed financial year.

Indebtedness of Directors and Officers

None of the directors or officers of Minera y Metalurgica del Boléo or the Company is, or at any time during the most recently completed financial year, or any associate of any such person, has been indebted to the the Company or Minera y Metalurgica del Boléo.

Stock Option Plan

In accordance with the TSX-V Exchange policies, the Company has adopted by resolution of the shareholders at the 2003 annual shareholders’ meeting the Baja Stock Option Plan (the “Plan”).  The Plan complies with the requirements of the Policies of the TSX-V Exchange Policy 4.4, Incentive Stock Options.  Under the Plan the maximum number of shares in respect of which options may be outstanding under the Plan at any given time is equivalent to 10% of the issued and outstanding shares of the Company at that time.

Principal terms of Stock Option Plan

The purpose of the Plan is to attract, retain and motivate management, staff, consultants and other qualified individuals by providing them with the opportunity, through share options, to acquire proprietary interest in the Company and benefit from its growth.  The options are non-assignable and may be granted for a term not exceeding that permitted by the TSX-VE, currently five years.  Other material aspects of the Plan are as follows:

•

the Plan will be administered by the Company’s Board of Directors or, if the Board so designates, a Committee of the Board appointed in accordance with the Plan to administer the Plan;

•

the maximum number of shares in respect of which options may be outstanding under the Plan at any given time is equivalent to 10% of the issued and outstanding shares of the Company at that time;

•

following termination of an optionee’s employment, directorship, consulting agreement, or other qualified position, the optionee’s option shall terminate upon the expiry of such period of time following termination, not to exceed 90 days (30 days if the optionee is engaged in providing investor relations services), as has been determined by directors;

•

an option granted under the Plan will terminate one year following the death of the optionee.  These provisions do not have the effect of extending the term of an option which would have expired earlier in accordance with its terms, and do not apply to any portion of an option which had not vested at the time of death or other termination;

•

as long as required by TSX Venture Exchange policy, no one individual may receive options on more than 5% of the issued and outstanding shares of the Company (the “Outstanding Shares”) in any 12 month period, no one consultant may receive options on more than 2% of the Outstanding Shares in any 12 month period, and options granted to persons employed to provide investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period;

•

options may not be granted at prices that are less than the Discounted Market Price as defined in TSX-Venture Exchange policy, which, subject to certain exceptions, generally means the most recent closing price of the Company’s shares on the TSX Venture Exchange, less a discount of from 15% to 25% depending on the trading value of the Company’s shares;

•

any amendment of the terms of an option shall be subject to any required regulatory and shareholder approvals; and

•

in the event of a reorganization of the Company or the amalgamation, merger of consolidation of the shares of the Company the Board of Directors shall make such appropriate provision for the protection of the rights of the optionee as it may deem advisable.

C.

Board Practices

During the period ended December 31, 2005 reporting period the board of directors of the Company (the “Board”) was comprised of three related and three unrelated directors.  Neither the Company or its subsidiary companies, have contracts with its directors providing for benefits upon termination of employment.  The consulting agreement among the Company, Minera y Metalurgica del Boleo S.A. de C.V. , Kendron Petroleum Management Corporation and Optimum Project Services Limited provides that such contract cannot be terminated for a period of 180 days from a change of control of the Company.  If such contract is terminated during such period , Kendron Petroleum Management Corporation and Optimum Project Services Limited would remain entitled to receive their normal monthly remuneration until the end of the contract term.

The role of the directors is to oversee the conduct of the Company’s business and to supervise management, which is responsible to the directors for the day-to-day conduct of business. However, given the size of the Company, transactions of moderate value are of relative importance to the Company and are addressed by the directors.  The directors discharge five specific responsibilities as part of their overall “stewardship responsibility.” These are:

•

Strategic planning process: The Company’s strategic plan is prepared by and elaborated on directly by the directors with the assistance of management;

•

Managing risk: The directors directly oversee most aspects of the business of the Company and thus, do not require specific systems or the creation of committees to effectively monitor and manage the principal risks of all aspects of the business of the Company;

•

Appointing, training and monitoring senior management: No system of selection, training and assessment of management has been currently established, as they would be too costly. However the directors closely monitor management’s performance, which is measured against the overall strategic plan, through reports by and regular meetings with management;

•

Communication policy: it is and has always been the directors’ unwritten policy to communicate effectively with the shareholders of the Company and the public generally through statutory filings and mailings, as well as press releases. Shareholders are also given an opportunity to make comments or suggestions at shareholders meetings. These comments and suggestions are considered by the directors.

•

Ensuring the integrity of the Company’s internal control and management information systems: Given the involvement of the directors in operations, the current size of the Company and the reports from and meetings with management, the directors believe that they effectively track and monitor the implementation of approved strategies.

Committees of the Board

The Company’s board for the ensuing year shall be comprised of six directors, of which three can be defined as “unrelated directors” or “director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings” and do not have interests in or relationships with the Company.

The Board has established one standing committee, the Audit Committee.  The Audit Committee currently has three members, Robert Mouat, Graham Thody, C.A., and Tom Ogryzlo.  The Audit Committee Charter requires that the audit committee consist of three directors, the majority of which are independent.  The committee is appointed annually by the board of directors immediately after the annual general meeting of  the Company.  Each member of the Committee must be financially literate, meaning that he must be able to read and understand financial statements.  The Committee’s duties are to monitor and oversee the operations of management and the external auditor.  Specific duties of the Committee include:

•

Management Oversight:

o

Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;

o

Review and evaluate the Company’s internal controls, as established by Management;

o

Review and evaluate the status and adequacy of internal information systems and security;

o

Meet with the external auditor at least one a year in the absence of Management;

o

Request the external auditor’s assessment of the Company’s financial and accounting personnel;

o

Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates; and

o

Review and evaluate the Company’s banking arrangements.

•

External Auditor Oversight

o

Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;

o

Review the scope and approach of the annual audit;

o

Inform the external auditor of the Committee’s expectations;

o

Recommend the appointment of the external auditor to the Board;

o

Meet with Management at least once a year in the absence of the external auditor;

o

Review the independence of the external auditor on an annual basis;

o

Review with the external auditor both the acceptability and the quality of the Company’s accounting principles; and

o

Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

•

Financial Statement Oversight

o

Review the quarterly reports with both Management and the external auditor;

o

Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;

o

Review and discuss with Management the annual audited financial statements; and

o

Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

The Board’s Performance and Directors’ Compensation and Indemnification

Without convening a special meeting for the specific purpose, the directors periodically undertake an assessment exercise addressing the effectiveness of the directors with input from management. The remuneration of the directors is disclosed in the management proxy circulars which are sent to shareholders prior to shareholder meetings.

The Board’s Relations with Management

The Board recognizes that with Board’s present size and composition it does not have a majority of directors being unrelated, but at this time it makes it impractical to implement such policies.

The directors remain sensitive to corporate governance issues and seek to set up the necessary structures to ensure an effective discharge of its responsibilities without creating additional overhead costs. The directors remain committed to ensuring the long term viability and profitability of the Company, as well as the well-being of its employees and of the communities in which it operates.

D. Employees

As at December 31, 2005, the Company had three employees.

E. Share Ownership

See A. Directors and Senior Management and Item 10. A. Share Capital.

The following table sets forth, as of February 1, 2006, all stock options held by the directors and members of senior management of the Company, individually, including the title and amount of securities called for by the options, the exercise price and the expiration date of the options.

Title of Class Underlying Options	Name of Optionee	Exercise Price (Cdn.)	Expiration Date
310,000 Common 390,000* Common	John Greenslade	$0.35 $0.35	March 22, 2009 September 15, 2010
310,000 Common 390,000* Common	William Murray	$0.35 $0.35	March 22, 2009 September 15, 2010
310,000 Common 140,000* Common	Robert Mouat	$0.35 $0.35	March 22, 2009 September 15, 2010
600,000 Common 100,000* Common	Tawn Albinson	$0.35 $0.35	March 22, 2009 September 15, 2010
310,000 Common 40,000* Common	Graham Thody	$0.35 $0.35	August 13, 2009 September 15, 2010
310,000 Common 40,000* Common	C. Thomas Ogrylo	$0.35 $0.35	August 13, 2009 September 15, 2010
310,000 Common 40,000* Common	Ross Glanville	$0.35 $0.35	April 12, 2010 September 15, 2010
250,000 Common	Gaston Reymenants	$0.35	May 17, 2009
200,000 Common 150,000 Common	David Dreisinger	$0.35 $0.35	May 17, 2009 September 15, 2010
100,000 Common 100,000 Common	George Gauld	$0.35 $0.35	August 20, 2009 September 15, 2010
45,000 Common 80,000 Common	Kendra Greenslade	$0.35 $0.35	May 17, 2009 September 15, 2010

* Subject to receipt of disinterested shareholder approval at a meeting of shareholders prior to exercise.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the best of the knowledge of the directors and senior officers of the Company, the following are the only shareholders of the Company that beneficially owns, directly or indirectly, or exercises control over, shares carrying more than 5% of the outstanding voting rights attached to the Company's Common Shares as at February 1, 2006:

Name of Shareholder

No. of Shares

% of Issued Shares

BARFIELD NOMINEES LIMITED

14,700,000

19.27%

ATC TRUSTEES CAYMAN LIMITED

As Trustees for the EC2 Trust

7,350,000

9.64%

RICHARD EVANS & MCGREGOR

ROBERTSON – GOLD TRUST

7,350,000

9.64%

CDS & CO

18,220,633

23.89%

RICHARD EVANS & MCGREGOR

ROBERTSON – WHITEHORN TRUST

5,100,000

6.69%

ATC TRUSTEES CAYMAN LIMITED

As Trustees for the

Kendenbrico Trust*

4,650,000

6.10%

Since completion of the Reverse Acquisition in 2004, to the best of the knowledge of the Company the only major shareholder to dispose or acquire any shares was ATC Trustees Cayman Limited as Trustees for the Kendenbrico Trust that sold a total of 250,000 shares.

The Company’s major shareholders do not have different voting rights from other shareholders.

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

As at February 1, 2005, there were 147 holders of record of the Company's Common Shares of which 12 were U.S. residents owning 1,694,471 (2.2%) of the Company's outstanding shares.

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.

B. Related Party Transactions

The Company on completion of the Reverse Acquisition did not have office premises in Vancouver, British Columbia.  Until it entered into an independent sublease on its current premises in 2005, it sublet office space from a Lexcorp International Ltd., a British Columbia company owned by Kendron Petroleum Management Corporation and Trilex Management Corp., which corporations are owned by John Greenslade and Stephen Holmes, respectively and their respective families.  Lexcorp International Ltd. provided office space, secretarial and accounting services to Holmes Greenslade, a law firm in which John Greenslade and Stephen Holmes were partners.  The law firm was wound up December 31, 2004.  Holmes Greenslade provided legal services in regard to the Reverse Acquisition and received compensation in regard thereto.

Pacific Harbour Capital Corp. is a company in which Tom Pressello is a director and officer.  As part of the Reverse Acquisition the Company agreed to retain the services of Tom Pressello as Chief Financial Officer for a period of one year and to pay Pacific Harbour Capital Corp. office rent of $4,000 per month. In addition, a company owned by Tom Pressello, PressReal Consulting, was paid an agreed fee for his involvement in the completion of the Reverse Acquisition.  Further, prior to the Reverse Acquisition, Optimum Project Services Ltd., a company owned by William Murray and his family, was retained by the Company (then Mintec) as a consultant.

Currently Optimum Project Services Ltd. and Kendron Petroleum Management Corporation provide the services of William Murray and John Greenslade to the Company.   In addition, Gaston Reymenants and Dr. David Dreisinger provide their services to the Company under consulting arrangements.

As a consequence of the foregoing,  the Company has conducted, and continues to conduct, transactions with officers, directors and persons or companies related to directors which transactions are specifically detailed below:

(a) The Company incurred the following transactions with current or former directors or officers of the Company or with companies with current or former directors or officers in common:

	September 30	December
Related Party Transactions	2005	2004	2003	2002
Project management fees paid/accrued to companies controlled by directors and officers(1)	$348,492	$335,157	$71,420	$27,088
Legal fees accrued or paid to a firm in which an insider is a partner(2)	-	97,640	70,011	-
Metallurgical consulting fees paid/accrued to a company controlled by a director(3)	-	-	-	94,218
Financing fees paid to a company controlled by a former director and officer of the Company(4)	-	65,000	-	-
Rent and administration to companies with directors in common(5)	32,754	64,000	-	-
Fees paid to a director(6)	-	-	-	1,570
Salaries and wages paid to employees related to a director of the Company(7)	50,404	-	-	-
Consulting services received from a former director as consideration for a property(8)	-	27,000	-	-
	$431,650	$631,548	$141,431	$122,876

(1)

Fees paid to the following directors and officers (or former directors and officers):

Related Party	September 30, 2005	September 30, 2004	December 31, 2004	December 31, 2004	December 31, 2002
Tom Pressello	14,933	27,000	48,000
Tawn Albinson	99,000	99,000	103,884
Optimum Project Services Limited[a]	81,000	81,000	108,000	71,420	27,088
Kendron Petroleum Management Corporation[b]	81,000	56,273	75,273
David Dreisinger	38,850
GMS Metals Inc.[c]	33,709
Totals	348,492	263,273	335,157	71,240	27,088

(a)

 a company owned by William Murray

(b

a company owned by John Greenslade and his family;

(c)

a company controlled  by Gaston Reymenants

Tom Pressello ceased to be involved with the Company on April 22, 2005 and accordingly no further fees will be paid to him.

(2)

Legal fees accrued or paid to Holmes Greenslade, a firm in which John Greenslade was a partner.  The firm of Holmes Greenslade ceased to exist on December 31, 2004 and the Company is now using the services of only independent legal firms.

(3)

Metallurgical consulting fees paid to Optimum Project Services Limited, a company controlled by William Murray.  These fees were paid prior to the Reverse Acquisiton and are now replaced by the Consulting Agreement among the Company, and Kendron Petroleum Management Corporation and Optimum Project Services Limited.

(4)

Financing fees paid to a company controlled by Tom Pressello, a former director and officer of the Company.  These were one time fees paid as part of the Reverse Acquisition.

(5)

Rent and administration paid to Lexcorp International Limited , a company owned as to 50% by a company owned by John Greenslade and his family or to Pacific Harbour Capital Corp, a company in which Tom Pressello is a director and officer.  The Company now subleases all office space from independent third parties.

6)

Fees paid to Francis Cozier a former director of a subsidiary of the Company.  These fees were paid by Mintec for director services in Barbados prior to the Reverse Acquisition.  Mr Cozier is no longer involved with the Company.

(7)

Salaries and wages paid to employees related to John Greenslade.

(8)

Consulting services paid to Allen Sewell a former director of the Company.

(b) The Company had the following amounts due to a company of a former director of the Company or to companies with directors in common:

		December 31
Due to Related Parties	2005	2004	2003	2002
Tek Terra Corporation (i)	$42,413	42,413	$612,581	$308,196
Minera Terra Gaia, S.A. de C.V. (ii)		1,945	26,146	(5,112)
Other (iii)		-	66,122	27,088
Other (iv)		2,645	89,000	-
	$42,413	47,003	$793,849	$330,172

Amounts due to related parties are unsecured, due on demand and are non-interest bearing.

(i)

Effective 29 May 2002 and prior to the Reverse Acquisition, Tek Terra Corporation owned 100% of Mintec.

(ii)

Owned 90% by Terratech Environmental Corporation, a 100% subsidiary of Tek Terra Corporation.

(iii)

Optimum Project Services Ltd. (“Optimum”), a company controlled by William Murray, a director.

(iv)

A law firm (Holmes Greenslade)  in which John Greenslade, President and a director of the Company, was a partner

C. Interest of experts and counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

See Item 17.

Legal Proceedings

The Company does not know of any material active or pending legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.  The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividend Policy

Since its incorporation, the Company has not declared or paid, and has no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to its Common Shares.  Earnings will be retained to finance further growth and development of the business of the Company. However, if the Board of Directors declares dividends, all Common Shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of the Company.

B.

Significant Changes

Since December 31, 2004, the Company has completed two private placements for an aggregate 2,100,000 Units at $0.60 per Unit for net proceeds of $1,160,700, after deduction of share issuance costs of $99,300, each Unit consisted of one common share and one half a common share purchase warrant.  Each full warrant permits the holder to purchase a further common share for two years (and under certain circumstances five years) from issuance at a price of $1.15 per share.  In addition, warrants to purchase 33,000 shares at a price of $1.15 per share were exercised in April 2005 and warrants to exercise an aggregate of 4,210,550 shares at $0.13 per share were exercised on or prior to July 11, 2005.  A former officer exercised employee options for 40,000 shares at $0.22 per share in September 2005.

In addition, in December 2005 the Company completed non-brokered private placements for a total of 4,405,149 units at $0.35 per unit for proceeds of $1,541,837.30.  Each unit consisted of one share and one-half a share purchase warrant.  Each whole share purchase warrant permits the holder to purchase a further share at a price of $0.45 per share for a period of two years.

The Company has a letter agreement with Haywood Securities Limited dated October 27, 2005 to act as agent of the Company to complete a brokered private placement of up to 5,429,000 Units of the Company at a price of $0.35 per Unit (each unit consists of one share and one half a share purchase warrant. One whole share purchase allows the holder to purchase a further share at price of $0.45 per share for a period of two years from issuance) pursuant to exemptions from the prospectus and registration requirements under applicable securities legislation.  Haywood will be paid a commission of 8% of the gross proceeds raised by it and will receive an Agent’s Warrant equal to 10.0% of the number of Units sold by it.  A portion of the non-brokered placement may be subject to payment of a finders fee, in cash, in accordance with TSX Venture Exchange Policy.  This placement closed on December 21, 2005 with the issuance of 5,255,715 units to various placees and the agents warrants.

Effective April 22, 2005, Tom Pressello resigned as Chief Financial Officer and was replaced on an interim basis by Robert Mouat. Mr. Pressello was a director of First Goldwater and on the reverse acquisition was retained under a one-year contract as CFO; which contract expired April 22, 2005.  Mr. Pressello ceased to be a director of the Company on June 2, 2005.

Ross Glanville, P.Eng. was appointed as an independent director on April 12, 2005.

ITEM 9.  THE OFFER AND LISTING

A.

The Offer and Listing Details

The following table outlines the annual high and low market prices for the five most recent fiscal periods:

Fiscal Period

High

Low

December 31, 2005

$0.81

$0.275

December 31, 2004

$0.84

$0.58

December 31, 2003

$0.50

$0.105

December 31, 2002

$0.21

$0.19

December 31, 2001

$0.29

$0.09

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter

High

Low

December 31, 2005

$0.61

$0.29

September 30, 2005

$0.45

$0.275

June 30, 2005

$0.67

$0.35

March 31, 2005

$0.81

$0.55

December 31, 2004

$0.00

$0.00

September 30, 2004

$0.74

$0.62

June 30, 2004

$0.66

$0.50

March 31, 2004

$0.00

$0.00

The following table outlines the high and low market prices for each of the most recent six months:

Month

High

Low

January 31, 2006

$0.94

$0.40

December 31, 2005

$0.51

$0.355

November 30, 2005

$0.40

$0.355

October 31, 2005

$0.45

$0.29

September 30, 2005

$0.445

$0.33

August 31, 2005

$0.45

$0.32

On January 31, 2006, the closing price of the Common Shares on the TSX Venture Exchange was $0.87 per Common Share.  The Company’s Common Shares are in registered form and listed for trading on the TSX Venture Exchange.  During the period since January 1, 2002, the Common Shares have not been subject to any significant trading suspensions.  The closing price of the Common Shares on the TSX Venture Exchange was $0.99 per Common Share on February 3, 2006.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company's common shares trade on the TSX Venture Exchange in British Columbia, Canada under the symbol "BAJ”.  The Company's common shares commenced trading in 1987.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expense of the issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.

Share Capital

a)

Authorized:

200,000,000 common shares without par value

b)

Issued and Outstanding:

The Company has only one class of shares.   As of February 1, 2006, the Company had 76,280,820 common shares without par value issued and outstanding as fully paid and non-assessable.   The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of the Company available for distribution to shareholders in the event of liquidation, dissolution or winding-up.  There are no pre-emptive, conversion or redemption rights attached to the common shares.

	Common Stock
	Shares	Amount

Balance – December 31, 2002	1,016,149	$31,577,900
Shares issued (i)	5,137,455	-
Balance – December 31, 2003	6,153,604	31,577,900
Shares issued (i)	600,000	-
Shares for property:
- Shares issued on Reverse Acquisition (ii)	40,000,000	46,371
For cash:
- pursuant to a private placement – at $0.75 (iii)	10,666,666	8,000,000
- pursuant to a short form offering – at $0.75	2,666,666	2,000,000
For non cash compensation:
- corporate finance fees and commission on private placement and short form offering	77,370	(58,028)
Share issuance costs	-	(1,116,813)
Shares issued on exercise of options	20,000	4,400
Fair value of options exercised	-	5,517
Shares issued on exercise of warrants	52,000	6,760
Balance, December 31, 2004	60,236,306	40,582,163
Shares issued on exercise of warrant
Shares issued on private placement	2,100,000	1,260,000
Share issuance costs on private placement	-	(99,300)
Shares issued on exercise of warrants – at $1.15	33,000	37,950
Shares issued on exercise of warrants – at $0.13	4,210,550	547,372
Shares issued on exercise of stock options at $0.22	40,000	8,800
Fair value of options exercised		4,498
Shares issued on private placement	4,405,249	1,541,837
Share issuance costs on private placement		(46,398)
Shares issued on private placement	5,255,715	(1,839,500)
Share issue costs on private placement		(193,230)
Balance September 30, 2005	76,280,720	$45,483,192

(i)

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company). The amount of the share capital proceeds to the date of the reverse takeover, represents the share capital proceeds of Mintec and is not related to the issuance of shares of First Goldwater. As a result although First Goldwater issued 5,137,455 shares in the year ended December 31, 2003 and 600,000 in the 2004 period to the reverse takeover, Mintec did not issue any shares and did not have any share capital proceeds. The proceeds raised by First Goldwater are included in the net assets acquired by Mintec in the reverse takeover transaction.

(ii)

Effective April 20, 2004, pursuant to a share purchase agreement, the Company acquired all the issued and outstanding shares of Mintec in exchange for 40,000,000 shares.  The share exchange resulted in a change of control, which is accounted for as a reverse takeover.

(iii)

Private Placement:

a)

In connection with the noted acquisition, the Company completed a brokered private placement of 10,666,666 units at $0.75 per unit on April 20, 2004.  Each unit consists of one common share and one half warrant.  Each whole warrant is exercisable into one common share for a period of five years at $1.15 per share. The warrants are listed for trading on the TSX Venture Exchange.

b)

Short Form Offering

The Company also completed a public offering of 2,666,666 units at $0.75 per unit. Each unit consists of one common share and one-half warrant.  Each whole warrant is exercisable into one common share for a period of five years at $1.15.  The warrants are listed for trading on the TSX Venture Exchange.

c)

The completed a non-brokered private placement of 2,100,000 Units at a price of $0.60 per Unit on June 7, 2005.  Each Unit consisted of one common share and one half warrant.  Each whole warrant is exercisable into one common share for a period of two  years (which will be increased to five years if the Company becomes and Tier 1 issuer on the TSX Venture Exchange or lists its shares on the TSX Exchange) at $1.15.

d)

The completed a non-brokered private placement of 4,405,149 Units at a price of $0.35 per Unit in three tranches: tranche 1 on November 2, 2005 (1,426,678 Units); tranche on December 15, 2005 (1,985,571 Units) and tranche 3 on December 20, 2005 (1,000,000 Units).  Each Unit consisted of one common share and one half warrant.  Each whole warrant is exercisable into one common share for a period of two  years  at $0.45.

e)

The completed a brokered private placement of 5,255,715  Units at a price of $0.35 per Unit on December 21, 2005.  Each Unit consisted of one common share and one half warrant.  Each whole warrant is exercisable into one common share for a period of two  years  at $0.45.

c)

Share Purchase Options

From time to time, the Company grants share purchase options to directors and employees to purchase common shares of the Company at market related prices.  Information regarding the Company’s outstanding share purchase options is summarized below:

Number of Shares as at February 1, 2006	Exercise Price	Expiry Date
1,530,000	$0.35	March 22, 2009
495,000	$0.35	May 17, 2009
225,000	$0.35	July 22, 2009
620,000	$0.35	August 13, 2009
100,000	$0.35	August 20, 2009
310,000	$0.35	April 12, 2009
1,000,000	$0.35	March 15, 2010
150,000	$0.35	June 16, 2010
1,870,000	$0.35	September 15, 2010
375,000	$0.35	November 30, 2010
200,000	$0.35	January 1, 2011
6,875,000

The company retained the services of Endeavor Financial Limited to assist in raising construction financing for the El Boleo Project. As part of Endeavour’s remuneration it was granted an option to purchase 1,000,000 common shares at $0.75 per share, subsequently amended to $0.35 per share as set out in the table above.

d)

Share purchase warrants

Number of Warrants as at February 1, 2006	Exercise Price	Expiry Date
6,666,666	$1.15	April 20, 2009[1]
1,050,000	$1.15	June 8, 2007[1]
713,339	$0.45	November 2, 2007
989,285	$0.45	December 16, 2007
500,000	$0.45	December 21, 2007
2,627,857	$0.45	December 21, 2007

1.

The expiry date will be extended to June 8, 2010 when the Company becomes a Tier 1 issuer on the TSX Venture Exchange or moves its listing to the TSX.

e)

Escrow Shares

There were previously no escrow shares outstanding.  However upon completion of the Reverse Acquisition and Short Form Offering, 40,000,000 common shares were deposited in escrow representing 67.24% of the then issued and outstanding shares. 55% of such shares have now been released from escrow.

The names of the escrow shareholders and the number of escrow shares owned by each such shareholder is as follows:

Name	Original Number of escrow shares	Current Number of escrow shares
Barfield Nominees Limited	14,700,000[1]	6,615,000
ATC Trustees (Cayman) Limited	7,350,000[2]	3,307,500
ATC Trustees (Cayman) Limited	4,900,000 [3]	2,205,000
J. Richard Evans & MacGregor Robertson as Trustees	13,050,000[4]	5,872,500
Total	40,000,000	18,000,000

1.

Barfield is a nominee corporation for Barings Trustees Guernsey Limited, who hold the shares as the trustees of a Guernsey trust in which Robert Mouat is a discretionary beneficiary.

2.

ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which Stephen Holmes, of West Vancouver, British Columbia is indirectly a potential discretionary beneficiary.

3.

ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which John Greenslade and his family are indirectly potential discretionary beneficiaries.

4.

 J. Richard Evans & Macgregor Robertson hold such shares as trustees for various trusts of which the following parties and their respective families are directly or indirectly potential discretionary beneficiaries:

(i)

William Murray, of Richmond, British Columbia, as to 5,100,000 shares;

(ii)

Michael Northrop, of  Riyadh, Saudi Arabia, as to 7,350,000 shares; and

(iii)

The wife and infant son of Tawn Albinson, of Mexico City, Mexico, as to 600,000 shares.

The Escrow Shares are held in escrow by Computershare Trust Company of Canada pursuant to a “Value Escrow Agreement” dated the 30th day of January, 2004; which provides that, until released, the holder of such shares, may not be sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with the escrow shares or any related share certificates or other evidence of the escrowed shares except in accordance with such escrow agreement. With prior TSX Venture Exchange approval, the escrow shares may be pledged or mortgaged to a financial institution as collateral for a loan, provided that such shares are not transferred or delivered to the financial institution for such purpose. The holders of such escrow shares may exercise voting rights attached to such escrow shares, other than in support of one or more arrangements that would result in repayment of capital being made on the escrow shares prior to a winding up of Baja. Any additional escrow shares issued to the holders as a dividend or other distribution will also be escrowed under such agreement. Transfers within in escrow may be permitted, with prior approval of the TSX Venture Exchange, to a registered plan or fund where the beneficiaries thereof are the holder or the holders’ spouse, children or parents, to existing or incoming directors or senior officers, to other Principals, to a trustee in bankruptcy, upon realization by a financial institution of escrow shares pledged to such institution, upon death of the holder upon notice, or as otherwise permitted by the TSX Venture Exchange. The escrow shares will be released from escrow on the following basis:

Release Dates	Percentage of Total Escrowed Securities to be Released*	Total Number of Escrowed Securities to be Released
April 19, 2004	1/10 of the escrowed securities	4,000,000
October 19, 2004	1/6 of the remaining escrow securities	6,000,000
April 19, 2005	1/5 of the remaining escrow securities	6,000,000
October 19, 2005	1/4 of the remaining escrow securities	6,000,000
April 19, 2006	1/3 of the remaining escrow securities	6,000,000
October 19, 2006	1/2 of the remaining escrow securities	6,000,000
April 19, 2007	all of the remaining escrow securities	6,000,000
TOTAL	100%	40,000,000

*

Where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the above release schedule results in the escrow securities being released, after the first release in equal tranches of 15%. If the Company becomes a Tier 1 Issuer the escrow release formula will be revised to the Tier 1 formula, which would result in all such shares being released from escrow over an 18 month, period.

e)

Pooling Agreement

 The shareholders of Mintec imposed a condition precedent to the Reverse Acquisition that the Company complete an equity issue to raise a minimum of $10 million in gross proceeds.  This equity issue consisted of a private placement of 10,666,666 Units (each unit consisting of one common share and one-half a transferable share purchase warrant) at a price of $0.75 per Unit for gross proceeds of $8 million.  Each whole share purchase warrant entitled the holder to purchase a further share for a period of 5 years expiring April 19, 2009 at a price of $1.15 per share.  The share purchase warrants are listed for trading on the TSX Venture Exchange.  The Company retained the services of Canaccord International Ltd, a Barbados company, as its agent to complete the private placement.  In addition, the Company retained the services of Canaccord Capital Corp., of Vancouver, British Columbia, to act as its agent to complete an offering of a further 2,666,667 Units (with identical terms) pursuant to  a short form offering (a public offering) through the facilities of the TSX Venture Exchange.  Canaccord International Ltd. and Canaccord Capital Corp, as a condition to completing the above funding required  that in addition to the shares issued to the shareholders of Mintec  (the Escrow Shareholders) being held in escrow as disclosed above, that the shareholders of Mintec agree that on release of the shares received by them on the Reverse Acquisition that such shares be held under the provisions of the Pooling Agreement terms set out below.  The purpose of the Pooling Agreement was to restrict the ability of the shareholders of Mintec to sell  the shares received by them on the Reverse Acquisition

Accordingly, in addition to the provisions of the escrow agreements, the Escrow Shareholders entered into a Pooling Agreement with Canaccord International, the Company and Computershare Trust Company dated the 30th day of January 2004 pursuant to which the Escrow Shareholders have agreed to voluntarily pool all the escrow shares upon release from escrow.  Fifty percent (50%) of the shares (i.e. 8 million shares) were released from the Pooling Agreement on April 19, 2005, a further 25% will be released on October 19, 2005 and the balance of pooled shares  will be released on April 19, 2006. In addition, with the consent of Canaccord, shares may be released from the terms of the Pooling Agreement at any time. As of September 30, 2005, 7,750,000 were held in pool.

B.

Articles of Incorporation

1.

The Company, incorporated under Certificate of Incorporation No. 295358 issued by the Registrar of Companies on registration of its Memorandum and Articles under the Business Corporations Act, S.B.C. 2002, c.57 (British Columbia) (the “Act”) the Company, is permitted to conduct any lawful business that it is not restricted from conducting by its memorandum and articles, neither of which contain any restriction on the business the Company may conduct.

2.

A director, who has a disclosable interest in a proposed contract or transaction with the Company shall be liable to account the Company for any profits that accrue to the director under or as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the Act. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter in is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. The Articles of the Company permit an interested director to be counted in the quorum at the meeting whether or not the directors votes on any or all of the resolutions considered at the meeting. The board of directors has an unlimited power to borrow, issue debt obligations and to charge the assets of the Company, provided only that such power is exercised bona fide and in the best interests of the Company. There is no mandatory retirement age for directors. A director is not required to have any share qualification.

3.

The Company has only one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors. A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six-year contract debts limitation. Each common share is entitled to one vote on the election of each director. There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all the directors of the Company. Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of surplus assets of the Company after payment to creditors on any winding up, liquidation or dissolution. There are no sinking fund provisions. All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by the Company. There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

4.

Under the Act, the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 75% of the votes cast at a general meeting of the Company, the notice of which is accompanied by a circular describing the proposed action and its effect on the shareholders. Shareholders representing 10% of the Company who vote against such a resolution may apply to the Court to set aside the resolution and the Court may set aside, affirm or affirm and order the Company to purchase the shares of any member at a price determined by the Court.

5.

The Board of Directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The Board may call an extraordinary general meeting at any time. Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute. A shareholder or shareholders having in the aggregate 5% of the issued shares of the Company may requisition a meeting and the Board is required to hold such meeting within four months of such requisition. Admission to such meetings is open to registered shareholders and their duly appointed proxies. Others may be admitted subject to the pleasure of the meeting.

6.

The memorandum and articles of the Company contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on the shares of the Company.

7.

There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company. However, the Investment Canada Act (Canada) requires certain non-Canadian individuals, governments, corporations, agencies or entities who wish to acquire 'a Canadian business' or to establish 'a new Canadian business' as those terms are defined in that Act, to file a notification or an application for review with Investment Canada, a Canadian federal governmental agency. The Investment Canada Act requires that certain acquisitions of control of a Canadian business by a non-Canadian must be reviewed by the Minister responsible for the Act and approved on the basis that the Minister is satisfied that the acquisition is likely to be of net benefit to Canada, having regard to the criteria set forth in the Act. The Act makes the acquisition of control a reviewable event. The Act sets out detailed rules for determining whether control has been acquired. The acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be deemed to constitute acquisition of control. A reviewable acquisition of control may not be implemented before being approved by the Minister. If not ultimately approved, a reviewable acquisition that has been completed may be subject to an order to divest, enforceable by injunction or a court order directing disposition of assets or shares.

8.

There are no provisions in the Company’s memorandum and articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

C.

Material Contracts

a)

Letter Agreement among the Mintec Shareholders and the Company dated December 2, 2003 and subsequently amended by letter agreements dated February 12, 2004 and March 8, 2004 (See Item 4.A. Business Overview);

b)

Value Escrow Agreement dated the 30th day of January 2004 with Computershare Trust Company of Canada (See Item 10.A. Share Capital, section (e));

c)

Pooling Agreement with Canaccord International, the Company and Computershare Trust Company dated the 30th day of January 2004 (See Item 10.A. Share Capital, section (e));

d)

License Agreement between Commonwealth Scientific & Industrial Research Organization and the Company dated September 3, 2004, pursuant to which  the Company has a non-exclusive royalty free licence to utilize a proprietary mixture of solvent extraction reagents for the selective extraction of copper, cobalt and manganese at the Boleo property;

e)

Sublease agreement dated March 15, 2005, between the Company and Sierra Systems Group Limited, pursuant to which the Company sublets 5500 square feet of office space for use as its head office at an annual lease rate of $74,250 plus operating costs until July 2010;

f)

Agreement with Endeavor Financial International Limited dated March 15th, 2005 as amended and restated by an agreement dated October, 13, 2005, to provide general corporate financial advice with respect to the financing and development of the Boleo copper/cobalt/manganese/zinc Project, California Sur, Mexico;

g)

Bateman Engineering Feasibility Study Agreement dated August 31, 2004 (See Item 5.F. Tabular Disclosure of Contractual Obligations);

h)

 The Company and Minera y Metalurgica del Boléo entered into a Services Agreement effective the 22nd day of April 2004 with Optimum Project Services Inc. (“Optimum”)(a company owned or controlled by William Murray), William Murray, Kendron Petroleum Management Services Inc.(“Kendron”) (a company controlled by John Greenslade and his family) and John Greenslade, pursuant to which the day to day management of the Company and a significant portion of the supervision of the proposed work programs is under the guidance of John Greenslade, as President, and William Murray, as Vice-President Operations. Kendron and Optimum receive combined remuneration of $18,000 per month. In such regard Optimum is retained and paid by Minera y Metalugica del Boleo S.A. de C.V. (a Mexican company indirectly owned 100% by the Company) and Kendron is retained and paid by the Company;

i)

 The Company has a consulting agreement (recently verbally amended to increase the monthly retainer from US$2,000 to US$3,000) with Gaston Reymenants as Vice-President Marketing pursuant to which he receives a monthly retainer of US$3,000 and was granted options to purchase 200,000 shares (increased to 250,000) in the capital stock of the Company for a period of 5 years at an exercise of $0.75 per share (the exercise price was reduced to $0.35 per share on September 15, 2010). The options vest in four equal installments over a period of 24 months.  In addition, Mr. Reymenants is entitled to receive a finders fee in accordance with TSX Venture Exchange policy if he is instrumental in arranging financing for the Company, and, in particular, a “forward sale” of metal that provides for a financial contribution to the definitive feasibility study or construction of a mine in accordance with the definitive feasibility study;

j)

The Company has a verbal consulting agreement with Dr. David Dreisinger pursuant to which he acts as Vice-President Metallurgy and is entitled to be remunerated for time spent on the Company’s affairs at a rate of $140 per/hr. and was granted options to purchase 200,000 shares in the capital stock of the Company for a period of 5 years at an exercise price of $0.75 per share (which exercise price was reduced to $0.35 per share on September 15, 2005). He was subsequently granted an additional option to purchase 150,000 shares at a price of $0.35 for a further 5 years expiring September 15, 2010;

k)

The Company has a marketing and investor communications agreement with Scott F. Gibson & Company dated September 15, 2005.  Scott Gibson & Company received remuneration of $4500 per month and was granted options to acquire 350,000 shares at $0.35 per share which vest in increments of 25% each six months from grant and are for a term of five years;

l)

The Company entered into an agreement dated November 30, 2005 with Robert Douglas Corporation (“Douglas Corp.”) to provide Investor Relations (“IR”) services to the Company.  Mr. Douglas will be paid a monthly fee of $1200, plus applicable taxes, for performing up to 12 hours of work per month for the Company, as well as being compensated for up to 6 additional days per month at a rate of $600 per day up to a maximum of $3600, plus applicable taxes, from working capital of the Company.  The total cash payments or commitments to Douglas Corp. for one year of service totals up to $57,600. Mr. Douglas has been granted options to purchase 150,000 shares of the Company at a price of $0.35 per share for a period of 5 years;

m)

As part of the Reverse Acquisition the Company entered into an agreement with Pacific Harbour Capital Corp., a company in which Tom Pressello, the Company’s former Chief Financial Officer, pursuant to which Pacific Harbour provided office and secretarial services to Company personnel located at such office;

n)

On completion of the Reverse Acquisition, the Company had a verbal agreement with Lexcorp International Ltd. pursuant to which the Company sublet furnished office space, and office equipment and provide secretarial services to the Company at its out-of-pocket cost.

D.

Exchange Controls

There are currently no governmental laws, decrees, regulations or other legislation of Canada, which affects the import or export of capital, including the availability of cash and cash equivalents for use by the Company.  For a general discussion of the remittance of dividends, interest or other payments to non-resident holders of the Common Shares. See "E. Taxation".

E.

Taxation

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation—Canadian Federal Income Tax Consequences ” above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2004, and expects that it will be a “passive foreign investment company” for the taxable year ending December 31, 2005.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company does not expect to be a QFC for the taxable year ending December 31, 2005.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended December 31, 2004, and expects that it will be a PFIC for the taxable year ending December 31, 2005.  Whether the Company will, in fact, be a PFIC for the taxable year ending December 31, 2005 depends on the assets and income of the Company over the course of the taxable year ending December 31, 2005 and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  In addition, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Reference is made in this application to experts’ (i.e. “qualified persons’ as defined in NI-43-101) statements by David Mehner, P.Geo., William Yeo, MAusIMM, PhD., and Phillip Hellman, FAIG, PhD., of Hellman & Schofield, John Wyche, MAusIMM, MMICA, CPMin, of Australian Mine Design and Development Corp., Michael Richard Holmes, MSAIMM, of Bateman Engineering Pty. Ltd., John Greenslade, B.Ap.Sc., M.Eng., LL.B, P.Eng., President of the Company and Donald Hunter, CP (Mining), C.Eng., of Hunter Mine Engineering Services Pty. Ltd.

David Mehner – 233 Scenic Drive, Coldstream, British Columbia, Canada

Mr. David Mehner holds a Bachelor of Science (1976) and Master of Science (geology) (1982) from the University of Manitoba.

He is a Member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada.

Mr. David Mehner is responsible for the preparation of the technical report entitled an “Underground  Resource Calculation and Review", Boleo District dated November 27, 2003, which is included in this application.  Mr. David Mehner consented to the inclusion of the report in the form and context in which it is included in this registration statement.

William Yeo – Level 4, 46 Edward Street, Brisbane QLD 4000, Australia

Mr. Yeo graduated with a BSc(Hons) degree in geology from Oxford Polytechnic, UK in 1979 and a PhD. In geochemistry and petrology from the University of Bristol, UK, in 1984.  He is a member of the Australian institute of Mining and Metallurgy.

Phillip Hellman, - Suite 6, 3 Trelawney Street, Eastwood, NSW 2122, Australia

Mr Hellman graduated with a BSC (Hons) degree in geology from the University of Sydney in 1973 and obtained a PhD in geochemistry and petrology from Macquarie University in 1979 and Diploma of Education from Sydney University in 1974.  He is a fellow of the Australian Institute of Geoscientists.

Mr. Yeo and Mr. Hellman co-authored and were responsible for the preparation of the technical report titled “Resource Estimate Study, the El Boleo Copper-Cobalt-Zinc Deposit” dated March 2005, which is included in this application. In addition, the resource data contained within this report was also included within the “Bateman Engineering Preliminary Assessment of the El Boleo Copper-Cobalt Project” assembled and partially authored by Bateman Engineering Pty. Ltd..  Mr. Yeo and Mr. Hellman consented to the inclusion of the report in the form and context in which it is included in this registration statement.

John Wyche - Level 4, 46 Edward Street, Brisbane QLD 4000, Australia

Mr. Wyche graduated with a BE(Hons) degree in mining from Queensland University, Australia, in 1981.  He also obtained a Bcomm. from Queensland University in 1990.  He is a member of the Australian Institute of Mining and Metallurgy and a member of the Mineral Industry Consultants Association (Aust) and a Chartered Practising Engineer (Mining).

He was responsible for the preparation of the mining concepts and preliminary mine design that are incorporated in the Hunter Report and in the Bateman Engineering Preliminary Assessment of the El Boleo Copper-Cobalt Project” assembled by and partially authored by Bateman Engineering Pty. Ltd. Mr. Wyche consented to the inclusion of the report in the form and context in which it is included in this registration statement.

Michael Richard Holmes – Level 8, 301 Coronation Drive, Milton, QLD 4064, Australia

Mr. Holmes graduated with a BSc Engineering degree in Metallurgy from the University of Witwatersrand, RSA in 1985. He obtained a BComm. from UNISA in 1994 and a MBA from the Wits Business Scholl in 1997.  He is a Member of the South African Institute of Mining and Metallurgy (Membership No. 40334) and is a registered Professional Engineer with ECSA- the Engineering Council of South Africa (Pr. Eng No. 910429).

He was responsible for various inputs to the technical report titled “Preliminary Assessment of the El Boleo Copper-Cobalt Project” dated August 12, 2005., including all metallurgical input as well as the capital and operating costs projections. Mr. Holmes consented to the inclusion of the report in the form and context in which it is included in this registration statement.

Donald Hunter – 9 Wildwood Street, Kenmore Hills, QLD, 4069, Australia.

Mr. Hunter graduated from the Royal School of Mines, Imperial College of Science & Technology, university of London, with a Bachelor of Science Degree in Mining Engineering in 1973. He is a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Institution of Materials, Metallurgy and Mining, an Associate of the Royal School of Mines, a Chartered Professional (Mining) as recognized by the AusIMM and a Chartered Engineer as recognized by the IOMMM.

He was responsible for the preparation of the technical report entitled “A Review of the Potential to develop a Mining Operation in the Boleo District together with Recommendations for Future Project Development” dated June 15, 2005. In addition he provided the independent technical review of the preliminary economic assessment contained within the Bateman Engineering Preliminary Assessment. Mr. Hunters consented to the inclusion of the report in the form and context in which it is included in this registration statement.

John Greenslade – 2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3

Mr. Greenslade graduated from the University of British Columbia (“UBC”) with a Bachelor of Applied Science (Mineral Engineering) in 1972. He received a Masters of Engineering Degree in 1975 from UBC  and a Bachelor of Laws from UBC in 1978. He is a Barrister and Solicitor and member of the Law Society of British Columbia. He is also a member of the Canadian Institute of Mining, Metallurgy and Petroleum, and a Registered Professional Engineer in the Province of British Columbia.

He was responsible for the preparation of the preliminary economic assessment contained within the Bateman Engineering Preliminary Assessment.  As he is President of the Company and accordingly not “independent”, Donald Hunter was retained to review the preliminary economic assessment and provide the necessary independence under N.I. 43-101. Mr. Greenslade consented to the inclusion of the report in the form and context in which it is included in this registration statement.

Staley Okada & Partners, Chartered Accountants, 3rd Floor, 10190 – 152A Street, Surrey, British Columbia (“Staley Okada") is the Company’s independent Auditor.  Staley, Okada & Partners are members of the Institute of Chartered Accountants of British Columbia and are properly registered with the United States Public Company Accounting Oversight Board and Canadian Public Accountability Board.

H.

Documents on Display

All documents referred to in this Form 20-F are available for inspection at the office of the Company, listed below, during normal office hours.

Baja Mining Corp.

2350 - 1177 West Hastings Street

Vancouver, British Columbia

V6E 2K3  Canada

I.

Subsidiary Information

Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company has no publicly or privately traded securities or market instruments aside from its own equity.  The only publicly traded securities are the Common Shares of the Company, which trade on the TSX Venture Exchange.  The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company has no cash flow or revenue from operations.  The Company’s operating funds are currently provided by equity issues.  It has to date always raised funds in Canadian dollars although it incurs the majority of its expenditures in Canadian and United States dollars and Mexican pesos.  The shares of the Company are listed for trading on the TSX Venture Exchange and accordingly its ability to raise equity funds and the price at which such are sold is directly related to the activity and price of the Company’s shares on such exchange.  In addition, as the Company incurs expenditures in various currencies it has exposure to foreign currency gains or losses.  The Company does not currently enter into any contracts or arrangements to hedge against currency fluctuations.

The Company has no debt instruments, which are subject to interest payments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses, and the Company does not maintain significant cash reserves over periods of time that could be materially affected by fluctuations in interest rates or foreign exchange rates.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.

Debt Securities

Not applicable.

B.

Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART 11

Item 13.

Defaults, Dividend Arrearages and Delinquencies.

None

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable

Item 15.

Controls and Procedures

Not Applicable

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

Not Applicable

Item 16B.

Code of Ethics

Not Applicable

Item 16C.

Principal Accountant Fees and Services

Not Applicable

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

The following financial statements and notes thereto required under ITEM #17 are attached hereto and found immediately preceding the signature page of this Form 20-F Registration:

Management prepared unaudited financial statements at September 30, 2005. Audited Financial Statements for years ended December 31, 2004, December 31, 2003 and December 31, 2002.

ITEM 18.  FINANCIAL STATEMENTS

See “Item 17 Financial Statements”

ITEM 19.  EXHIBITS

(a)

Financial Statements and consent of Auditor, Staley Okada

(b)

Management prepared Financial Statements and Management Discussion and Analysis for the period ended September 30, 2005

1.1(1)

Certificate of Incorporation

1.2(1)

Memorandum of Articles

4.1(1)

Letter Agreement among the Mintec Shareholders and the Company dated December 2, 2003 and subsequently amended by letter agreements dated February 12, 2004 and March 8, 2004;

4.2(1)

Value Escrow Agreement dated the 30th day of January 2004 with Computershare Trust Company of Canada;

4.3(1)

Pooling Agreement with Canaccord International, the Company and Computershare Trust Company dated the 30th day of January 2004;

4.4

License Agreement dated September 3, 2004 with Commonwealth Scientific & Industrial Research Organization (“Commonwealth Scientific and Industrial Research Organization”) granting the Company a non-exclusive royalty free licence to certain intellectual property owned by Commonwealth Scientific and Industrial Research Organization relating to synergistic direct solvent extraction for the recovery of coabalt, zinc and copper from leach solutions.

4.5(1)

Agreement with Endeavour Financial International Limited dated March 15, 2005 to provide general corporate financial advice with respect to the financing and development of the Boleo copper/cobalt/zinc Project, Baja California Sur, Mexico;

4.6(1)

Stock Option Plan approved by shareholders on October 30 2003, by the TSX Venture Exchange on November 27, 2003, and re-approved by shareholders on June 2, 2005 and by the TSX Venture Exchange on September 29, 2005.

4.7(1)

Sublease agreement dated March 15, 2005, between the Company and Sierra Systems Group Limited.

4.8(1)

Bateman Engineering Feasibility Study Agreement dated August 31, 2004.

4.9(1)

Services Agreement effective as of the 22nd day of April 2004 with Optimum Project Services Inc., William Murray, Kendron Petroleum Management Services Inc. and John Greenslade.

4.10(1)

Consulting Agreement with Gaston Reymenants.

4.11(1)

Marketing and Communications Agreement with Scott F. Gibson & Company

4.12(1)

Investor Relation services agreement with Robert Douglas Corporation.

8.

List of Subsidiaries

Mintec Processing Ltd., a British Columbia Company

Minera y Metalurgica del Boleo S.A. de C.V., a Mexican company

11.1

Consent of Don Hunter, FAusIMM, MIOM,CPEng, C.Eng., related to independent technical report (the "Hunter Report") on the Boleo property entitled "Independent Technical Report on the Boleo Copper Cobalt Project located in Baja California Sur, Mexico - A Review of the Potential to Develop a Mining Operation in the Boleo District together with Recommendations for Further Project Development" and the “Preliminary Economic Assessment” contained in the Bateman Engineering Preliminary Assessment.

11.2

Consent of David Mehner ("David Mehner"), P.Geo., related to report entitled an "Underground Resource Calculation and Review, Boleo District"

11.3

Consent of William Yeo, MAusIMM, PhD., related to technical report dated August 12, 2005, entitled “Baja Mining Corporation – A Preliminary Assessment of the El Boleo Copper Cobalt Project”

11.4

Consent of Hellman & Schofield Pty. Ltd. of Sydney, Australia, and Phillip Hellman, FAIG, PhD., of Hellman & Schofield, related to technical report dated August 12, 2005, entitled “Baja Mining Corporation – A Preliminary Assessment of the El Boleo Copper Cobalt Project” and report dated March 2005 prepared by Hellman & Schofield, entitled "Resource Estimate Study The El Boleo Copper-Cobalt-Zinc Deposit, Baja California, Mexico

11.5

Consent of John Wyche, MAusIMM, MMICA,CPMin, of Australian Mine Design and Development, related to technical report dated August 12, 2005, entitled “Baja Mining Corporation – A Preliminary Assessment of the El Boleo Copper Cobalt Project

11.6

Consent of John W. Greenslade related to the technical report titled “Baja Mining Corp. – A Preliminary Assessment of the El Boleo Copper Cobalt Project” dated August 12, 2005.

11.7

Consent of Michael Holmes related to the technical report titled “Baja Mining Corp. – A Preliminary Assessment of the El Boleo Copper Cobalt Project” dated August 12, 2005.

23.1

Consent of Staley, Okada & Partners

12.1.

Section 302 Certification of the CEO

12.2.

Section 302 Certification of the CFO

13.1.

Section 906 Certification of the CEO

13.2.

Section 906 Certification of the CFO

(1)  Previously filed as an exhibit to Form 20-F filed on December 22, 2005

BAJA MINING CORP.

(Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders of Baja Mining Corp.:

We have audited the accompanying consolidated balance sheets of Baja Mining Corp. (the “Company”) as at December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years ended December 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted accounting principles and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years ended December 31, 2004, 2003 and 2002, in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
February 3, 2005, except as to Note 12, which is effective as at March 22, 2005	CHARTERED ACCOUNTANTS

Comments By Auditors For U.S. Reader On Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable.  As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations.  Our report to the shareholders dated February 3, 2005, except as to Note 12, which is effective as at March 22, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
February 3, 2005, except as to Note 12, which is effective as at March 22, 2005	CHARTERED ACCOUNTANTS

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Consolidated Balance Sheets

As at December 31

(Expressed in Canadian Dollars)

ASSETS	2004	2003
Current
Cash and cash equivalents	$ 1,098,382	$ 56,004
Short-term investments	4,150,000	-
Accounts receivable and advances	176,981	5,949
Due from related party (Note 7)	34,990	-
Prepaid expenses and other	-	99,826
	5,460,353	161,779
Mineral property costs and mining concessions (Note 4)	757,793	757,793
Property, plant and equipment, (Note 6)	136,861	50,505
	$ 6,355,007	$ 970,077
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 1,161,195	$ 32,186
Due to related parties (Note 7)	47,003	793,849
	1,208,198	826,035
Nature and Continuance of Operations (Note 1)
Commitments (Note 10)
Subsequent Events (Note 12)

SHAREHOLDERS’ EQUITY
Share capital (Note 5)
Authorized:
200,000,000 common shares without par value
Issued and fully paid:
60,236,306 common shares	40,582,163	31,577,900
Contributed surplus (Note 5g)	1,390,189	-
Deficit	(36,825,543)	(31,433,858)
	5,146,809	144,042
	$ 6,355,007	$ 970,077

SEE ACCOMPANYING NOTES

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Consolidated Statements of Changes in Shareholders’ Equity

As at December 31

(Expressed in Canadian Dollars)

	Common Shares
	Shares	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance – December 31, 2001	1,016,137	$31,577,900	$-	$(31,511,274)	$66,626
Share issued (Note 5bi)	12	-	-	-	-
Net Income for the year	-	-	-	481,445	481,445
Balance – December 31, 2002	1,106,149	31,577,900	-	(31,029,829)	548,071
Share issued (Note 5bi)	5,137,455	-	-	-	-
Net Loss for the year	-	-	-	(404,029)	(404,029)
Balance – December 31, 2003	6,153,604	31,577,900	-	(31,433,858)	144,042
Shares issued (Note 5bi)	600,000	-	-	-	-
Shares issued on reverse takeover transaction (Note 5c)	40,000,000	46,371	-	-	46,371
Share issued for cash	13,405,332	10,011,160	-	-	10,011,160
Share issued for agent’s fee	77,370	58,028	-	-	58,028
Stock compensation costs	-	-	1,395,706	-	1,395,706
Fair value of options exercised (Note 5g)	-	5,517	(5,517)	-	-
Share issuance costs	-	(1,116,813)	-	-	(1,116,813)
Net Loss for Year	-	-	-	(5,391,685)	(5,391,685)
	60,236,306	$40,582,163	$1,390,189	$(36,825,543)	$5,146,809

SEE ACCOMPANYING NOTES

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Consolidated Statements of Loss

For the Years Ended December 31

(Expressed in Canadian Dollars)

	2004	2003	2002
Exploration Expenses
Camp, general and travel	$ 230,530	$ 22,510	$ 28,835
Concession and claim fees	163,481	102,014	99,404
Drilling	128,071	-	-
Feasibility studies	507,930	-	-
Geological	238,738	881	376
Metallurgical	64,533	210,037	242,802
Pilot plant costs	1,364,224	-	-
Professional fees	549,809	46,256	207,610
Stock-based compensation expense (Note 5f)	578,382	-	-
	3,825,698	381,698	579,027
General and Administrative Expenses
Amortization	19,864	8,311	5,788
Audit fees and legal fees	51,653	-	-
Bank charges	3,178	3,013	3,304
Filing and transfer agent fees	40,110	-	-
Investor relations and marketing consultants	83,483	-	-
Management and consulting fees	173,740	50,398	38,685
Office and general	42,348	7,066	34,846
Promotion, trade show and marketing	103,566	-	-
Rent	70,595	-	4,887
Stock-based compensation expense (Note 5f)	817,324	-	-
Telephone	20,860	3,029	6,504
Travel	102,345	849	9,557
Wages and subcontract	116,162	21,367	33,632
	1,645,228	94,033	137,203

Loss before other items	(5,470,926)	(475,731)	(716,230)
Foreign exchange gain (loss)	(15,040)	72,562	(24,477)
Interest income and other	94,281	(860)	168,406
Gain on sale of tax losses (Note 13)	-	-	1,054,082
Loss on sale of concessions	-	-	(336)
Net Income (Loss) for the Year	$ (5,391,685)	$ (404,029)	$ 481,445

Basic and diluted earnings (loss) per share for the Year	($ 0.10)	($ 0.01)	$ 0.01

Weighted average number of shares outstanding	54,172,505	40,000,000	40,000,000

SEE ACCOMPANYING NOTES

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Consolidated Statements of Cash Flows

For the Years Ended December 31

(Expressed in Canadian Dollars)

	2004	2003	2002
Operating Activities
Net income (loss) for the period	$ (5,391,685)	$ (404,029)	$ 481,445
Items not involving cash:
Amortization	19,864	8,311	5,788
Consulting fees settled by sale of a subsidiary	27,000	-	-
Stock-based compensation expense	1,395,706	-	-
Loss in sale of concessions	-	-	336
	(3,949,115)	(395,718)	487,569
Net changes in non-cash working capital balances:
Accounts receivable and advances	(171,032)	54,409	(6,848)
Prepaid expenses and other	99,826	(96,791)	(2,346)
Due payable and accrued liabilities	1,129,009	18,046	(164,888)
	(2,891,312)	(420,054)	313,487
Investing Activities
Short-term investments	(4,150,000)	-	-
Advances to related party	(34,990)	-	-
Purchase of concessions	-	(1,272)	(9,774)
Acquired on business combination
Cash	81,339	-	-
Net liabilities assumed	(63,796)	-	-
Acquisition of property, plant and equipment	(104,392)	-	(44,807)
Proceeds on sale of concessions	-	-	8,860
	(4,271,839)	(1,272)	(45,721)
Financing Activities
Net proceeds from issuance of common shares	8,952,375	-	-
Due from (repayment) to related parties	(746,846)	463,677	(264,113)
	8,205,529	463,677	(264,113)

Increase in Cash - During the Year	1,042,378	42,351	3,653
Cash - Beginning of Year	56,004	13,653	10,000
Cash - End of Year	$ 1,098,382	$ 56,004	$ 13,653

Supplemental Cash Flow disclosure:
Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 1

Nature and Continuance of Operations

Baja Mining Corp, formerly First Goldwater Resources Inc., was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation (“Mintec”) through a reverse takeover.

The Company is in the process of exploring its mineral properties in Mexico and is considered to be in the development stage.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

Note 2

Reverse Takeover of Mintec International Corporation

Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction is treated as a reverse takeover for accounting purposes whereby Mintec is identified as the acquirer. Accounting for the business combination as reverse takeover results in the following:

(a)

The consolidated financial statements of the combined entities are issued under the legal parent (Baja Mining Corp.) but are considered a continuation of the financial statements of the legal subsidiary, Mintec.  As such, the comparative figures presented are those of Mintec as at December 31, 2003 and for the year then ended.

(b)

Since Mintec is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values.

(c)

The fair value of net assets acquired were as follows:

Total assets	$ 110,167
Total liabilities	(63,796)

$ 46,371

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 3

Summary of Significant Accounting Policies

(a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  The Company’s significant subsidiary is Mintec and its wholly owned subsidiary, Minera y Metalurgica Del Boleo, S.A de C.V.  All significant inter-company transactions and balances have been eliminated.

(b)

Mineral Properties

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management periodically reviews the estimated future operating cash flows of its mining operations in determining if adjustments to the carrying values of its mining assets are required to record those assets at the net recoverable amount. The ultimate recoverability of the amounts capitalized for the mining assets is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in the mining assets have been based on best estimates. However, it is reasonably possible that changes could occur in the year, which could adversely affect management’s estimates and may result in further write-downs of capitalized carrying values.

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 3

Summary of Significant Accounting Policies – (cont’d)

(c)

Property, Plant and Equipment and Amortization

Property, plant and equipment are recorded at cost. Amortization for assets held in Canada are calculated using the declining balance method at the following annual rates:

Computer equipment	30%
Office equipment and furniture	20%
Software	100%

Amortization for assets held in Mexico are calculated using the straight-line method at the following annual rates:

Computer equipment	30%
Machinery and equipment	25%
Mining equipment	50%
Office equipment and furniture	10%
Transportation equipment	25%
Warehouse	5%

One-half the normal rate is applied in the year of acquisition.

(d)

Management Estimates

These consolidated financial statements have been prepared in accordance with  Canadian generally accepted accounting principles.  These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results may differ from these estimates.

(e)

Fair Market Value of Financial Instruments

The Company’s financial instruments consist of cash, short-term deposits, accounts receivable and advances, accounts payable and accrued liabilities and due to/from related parties. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except for the currency risk (Note 3(f)).

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 3

Summary of Significant Accounting Policies – (cont’d)

(f)

Foreign Currency Translation and Currency Risk

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

As at December 31, 2004, the Company has the following foreign denominated financial instruments:

	Foreign Amount	Canadian Equivalent
Cash in U.S. dollars	635,848	765,307
Cash in Mexican pesos	155,807	16,796
Value added taxes recoverable in Mexican pesos	363,129	39,145
Payroll taxes payable in Mexican pesos	82,511	8,895

(g)

Basic and Diluted Loss per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(h)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 3

Summary of Significant Accounting Policies – (cont’d)

(i)

Cash and cash equivalents

Cash is comprised of cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

(j)

Stock-based Compensation

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. Under this amended standard, all stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  Compensation costs attributable to share options granted is measured at a fair value at the grant date and charged to operations over the vesting period. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital.

(k)

Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements.  Due to the fact that options are exercisable entirely at the discretion of the optionee, amounts payable or receivable are not recorded.  Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

(l)

Asset Retirement Obligations

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on January 1, 2004.  This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred.  A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  The amount of the liability is subject to re-measurement at each reporting period.  The estimates are based principally on legal and regulatory requirements.  It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.  Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

No liability accrual has been recorded as the Company is in the development stage on its properties and no reasonable estimate of the fair value of the liability can be estimated.  There is no effect on prior years, as a result of adopting this new recommendation.

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 4

Mineral Property Costs and Mining Concessions

Boleo Project details are as follows:

	2004	2003
Property rights (Note 4a)	$ 651,443	$ 651,443
Mining concessions (Note 4b)	106,350	106,350
Total at cost	$ 757,793	$ 757,793

(a)

Property rights:

The Company owns three properties containing approximately 6,692 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $6,200.

(b)

Mining concessions:

The Company acquired certain concessions covered by 15 separate titles and covering approximately 10,081 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $58,000.

(c)

Details of cumulative expenditures on the Boleo Project are as follows:

	2004	2003	2002
Camp and general and travel	$ 569,885	$ 339,355	$ 316,845
Concession fees and other	1,618,916	1,455,435	1,353,421
Drilling	7,185,249	7,057,178	7,057,178
Ecological	1,034,426	1,034,426	1,034,426
Feasibility studies	1,638,187	1,130,257	1,130,257
Geological and geochemical	6,333,188	6,094,450	6,093,569
Hydrological	56,186	56,186	56,186
Management fees	2,893,966	2,893,966	2,893,966
Metallurgical and contract services	6,771,860	5,343,103	5,133,066
Payroll and social security	1,259,261	1,259,261	1,259,261
Professional fees	2,890,766	2,340,957	2,294,701
Roads	687,494	687,494	687,494
Stock-based compensation expenses	578,382	-	-
	$ 33,517,766	$ 29,692,068	$ 29,310,370

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 4

Mineral Property Costs and Mining Concessions – (cont’d)

(d)

Pioneer Canal Property

As part of the reverse takeover transaction with Mintec, the Company acquired the Pioneer Canal oil and gas properties owned by the Company’s 100% owned subsidiary, Goldwater Energy Inc.  At the time of the acquisition the property was valued at $27,000.  Effective April 26, 2004, the Company disposed of the oil and gas property by transferring all of the issued and outstanding shares of the subsidiary to a company controlled by a former director of the Company.  As consideration, the Company received consulting services valued at $27,000, therefore there was no gain or loss on sale of this property.  The purpose of this transaction was to enable the Company to focus on the Boleo Project in Mexico.

Note 5

Share Capital

(a)

Authorized:

200,000,000 common shares without par value

(b)

Details of transactions are as follows:

	Shares	Amount
Balance – December 31, 2001	1,016,137	$31,577,900
Share issued, net (i)	12	-
Balance – December 31, 2002	1,016,149	31,577,900
Shares issued (i)	5,137,455	-
Balance – December 31, 2003	6,153,604	31,577,900
Shares issued (i)	600,000	-
Shares issued on reverse takeover transaction (Note 5c)	40,000,000	46,371
Private placement (Note 5d)	10,666,666	8,000,000
Private placement (Note 5d)	2,666,666	2,000,000
Shares issued for agent’s fees	77,370	58,028
Share issuance costs	-	(1,116,813)
Shares issued on exercise of stock options	20,000	4,400
Fair value of options exercised (Note 5g)	-	5,517
Shares issued on exercise of warrants	52,000	6,760
Balance – December 31, 2004	60,236,306	$40,582,163

(i)

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company).  The amount of share capital proceeds, to the date of the reverse takeover, represents the share capital proceeds of Mintec and is not related to the issuance of the shares by First Goldwater Resources Inc.  As a result, although First Goldwater Resources Inc. issued 12 shares in the year ended December 31, 2002, issued 5,137,455 shares in the year ended December 31, 2003 and 600,000 shares in the 2004 period prior to the reverse takeover, Mintec did not issue any shares and did not have any share capital proceeds. The proceeds raised by First Goldwater Resources Inc. are included in the net assets acquired by Mintec in the reverse takeover transaction.

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 5

Share Capital - (cont’d)

(c)

Share issued to acquire Mintec International Corporation:

Effective April 20, 2004, pursuant to a share purchase agreement, the Company acquired all the issued and outstanding shares of Mintec in exchange for 40,000,000 shares. The share exchange resulted in a change of control, which is accounted for as a reverse takeover.

(d)

Private Placements:

(i)

Brokered Private Placements

In connection with the above-mentioned acquisition, the Company completed a brokered private placement of 10,666,666 units at $0.75 per unit on April 20, 2004. Each unit consists of one common share and one half warrant. Each whole warrant is exercisable for a period of five years at $1.15 per share.  In connection with the private placement, the Company paid the agent a 6% cash commission, a $48,000 corporate finance fee and granted the agent 533,333 non-transferable share purchase warrants, exercisable into 533,333 common shares at $0.75 until October 19, 2005.

(ii)

Short Form Offering

The Company also completed a public offering of 2,666,666 units at $0.75 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15.  In connection with the offering, the Company paid the agent a 6% commission of which $84,473 was in cash and the agent elected to receive 47,370 units for the balance of the commission, a $10,000 administration fee, issued the agent 30,000 units as a corporate finance fee and granted the agent 133,333 non-transferable share purchase warrants, exercisable into 133,333 common shares at $0.75 until October 19, 2005.

(e)

Warrants:

As at December 31, 2004 the following warrants are outstanding:

Number of Warrants	Exercise Price	Expiry Date
6,705,351	$1.15	April 20, 2009
666,666	$0.75	October 19, 2005
4,210,550	$0.13	July 11, 2005 (i)
11,582,567

(i)

The warrants, expiring on July 11, 2005, originated in First Goldwater Resources Inc., prior to the reverse takeover.

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 5

Share Capital - (cont’d)

(f)

Stock Options:

As at December 31, 2004 the following stock options are outstanding:

Number of Warrants	Exercise Price	Expiry Date
240,000	$0.22	October 1, 2005
2,290,000	$0.75	March 22, 2009
695,000	$0.75	May 17, 2009
225,000	$0.75	July 22, 2009
620,000	$0.75	August 13, 2009
500,000	$0.75	August 17, 2009
100,000	$0.75	August 20, 2009
4,670,000

At December 31, 2004, 4,162,000 stock options had vested.

The Company adopted a stock option plan (“the Plan”). Under the Plan the Company may grant stock options up to 10% of the number of issued shares of the Company at the time of the granting of options. As at December 31, 2004, the Company has reserved 6,023,630 common shares under the plan. The option plan has the following vesting requirement:

(i)

Options granted to employee and consultants conducting Investor Relations Activities will become vested with the right to exercise one-quarter of the option upon conclusion of every 3 months subsequent to the grant date.

(ii)

Options granted to other employees, consultants, directors and officers are vested immediately.

The fair value of the options granted during the period was estimated at the date of the grant using the Black-Scholes option-pricing model. During the current year the Company has recognized a stock-based compensation expenses in the amount of $1,395,706 (2003 - $Nil), which has been charged as $578,382 to exploration expenses and $817,324 to general and administrative expenses, with the offsetting amount recorded as a credit to contributed surplus (Note 5g).

The Black-Scholes option-pricing model has the following assumptions:

Risk free interest rate-average	3.61%
Dividend yield	0%
Expected volatility-average	80.52%
Weighted average expected stock option life	4.8 years

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 5

Share Capital - (cont’d)

(g)

Contributed Surplus

Balance – December 31, 2003	$ -
Stock-based compensation (Note 5f)	1,395,706
Fair value of options exercised	(5,517)
Balance – December 31, 2004	$ 1,390,189

During 2004, on the exercise of 20,000 options, $5,517 of contributed surplus has been transferred to share capital.

(h)

Escrow Shares

On April 20, 2004, 40,000,000 shares issued on the acquisition of Mintec were placed into escrow and will be released from escrow over a three-year period.  The three-year release period includes 4,000,000 shares released upon exchange approval and 6,000,000 shares released every six months thereafter.

A pooling agreement also covers the escrow shares, whereby 50% of these shares will be released by April 20, 2005, a further 25% of these shares will be released by October 20, 2005, and the remaining shares will be released by April 20, 2006.

During the year, 10,000,000 shares were released from escrow.  As at December 31, 2004, there were 30,000,000 shares remaining in escrow and the full 40,000,000 original escrow shares, remain subject to the pooling agreement.

Note 6

Property, Plant and Equipment

Details are as follows:

	2004	2003
Computer equipment and software	$113,302	$31,420
Machinery and equipment	12,395	-
Mining equipment	41,945	37,013
Office equipment and furniture	49,422	42,177
Transportation equipment	32,923	32,923
Warehouse	38,784	38,784
	288,771	182,317
Accumulated amortization	(151,910)	(131,812)
	$136,861	$50,505

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 7

Related Party Transactions

(a)

The Company incurred the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2004	2003	2002
Project management fees and management fees paid/accrued to companies controlled by directors and officers of the Company	$ 335,157	$ 71,420	$ 27,088
Legal fees, including $94,363 included in current year share issuance costs, accrued/paid to a law firm with a partner who is a director and officer of the Company	97,640	70,011	-
Financing fees, included in share issuance costs, paid to a company controlled by a director and officer of the Company	65,000	-	-
Rent and administration paid to companies with directors in common	64,000	-	-
Salaries and wages paid to an employee related to a director of the Company	42,751	-	-
Consulting services received from a former director of the Company as consideration for a property (Note 4d)	27,000	-	-
Metallurgical consulting fees paid/accrued to a company controlled by a director	-	-	94,218
Fees paid to a director	-	-	1,570
	$ 631,548	$ 141,431	$ 122,876

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

(b)

The Company had the following amounts due to a company of a former director of the Company or companies with directors in common:

	2004	2003
Tek Terra Corporation	$ 42,413	$ 612,581
Minera Terra Gaia, S.A.de C.V.	1,945	26,146
A related company controlled by a director	-	66,122
A law firm in which a director is a partner	2,645	89,000
	$ 47,003	$ 793,849

The amounts are non-interest bearing, unsecured and are due on demand.

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 7

Related Party Transactions – (cont’d)

(c)

Share transactions conducted with directors, officers and other related parties during the year are as follows:

-

Granted 2,455,000 five year stock options at an exercise price of $0.75

-

Issued 52,000 shares on the exercise of warrants for total cash proceeds of $6,760

Note 8

Income Taxes

(a)

The Company has incurred non-capital losses for income tax purposes in Canada of approximately $2,191,000, which may be used to reduce future taxable income.  The income tax benefits, if any, of these losses have not been recorded in these financial statements because of uncertainty of their recovery.  These losses expire as follows:

Year of Expiry	Amount
2005	$280,000
2006	436,000
2007	373,000
2008	213,000
2009	62,000
2010	98,000
2011	729,000
$2,191,000

(b)

The Company has approximately $209,000 of mineral related expenditures in Canada, which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.  The potential future tax benefits of these expenditures have not been recognized in the accounts of the Company because of uncertainty of their recovery.

(c)

The Company has certain expenditures in Mexico, which may be used to reduce future taxable income.  The majority of these expenditures has not been verified with the appropriate authorities.  The potential future tax benefits of these expenditures have not been recognized in the accounts of the Company because of uncertainty of their recovery.

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 9

Segmented Information

The company’s only business activity is exploration and development of mineral reserves.  These activities are carried out primarily in Mexico.

The breakdown by geographic region for the year ended December 31, 2004 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$-	$3,825,698	$3,825,698
Net loss	$1,565,987	$3,825,698	$5,391,685
Total assets	$4,448,173	$1,906,834	$6,355,007

The breakdown by geographic region for the year ended December 31, 2003 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$-	$381,698	$381,698
Net loss	$-	$404,029	$404,029
Total assets	$-	$970,077	$970,077

The breakdown by geographic region for the year ended December 31, 2002 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$-	$579,027	$579,027
Net loss	$-	$481,445	$481,445
Total assets	$-	$892,383	$892,383

Note 10

Commitments

(a)

On September 22, 2004, the Company signed an agreement with Bateman Engineering Pty Ltd. (“Bateman”) to complete the Final Feasibility Study on the Boleo Project, with an estimated contract amount of $8.9 million. The Final Feasibility Study is scheduled to complete by December 2005 and the agreement may be terminated upon 30 days prior written notice.  Termination would then be effective as of that date and Bateman would be owed for all services completed to that date.  As at December 31, 2004, the Company has paid or accrued a total of approximately $2.3 million under the agreement, for a remaining terminable commitment of $6.6 million.

(b)

During the current year, the Company signed a number of management and consulting agreements with directors and officers of the Company.  The future commitments under these contracts are as follows:

Amount
2005	$216,000
2006	72,000
$288,000

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 11

Supplemental Schedule of Investing and Financing Non-Cash Transactions

The following are the non-cash investing and financing activities of the Company:

	2004	2003	2002
Stock-based compensation expense	$ 1,395,706	$ -	$ -
Fair value of options exercised transferred from contributed surplus to share capital	$ 5,517	$ -	$ -
Shares issued for acquisition of Mintec	$ 46,371	$ -	$ -
Property, plant and equipment acquired on business combination	$ 1,828	$ -	$ -
Mineral property acquired on business combination	$ 27,000	$ -	$ -
Accounts payable assumed on business combination	$ 63,796	$ -	$ -
Sale of subsidiary with Pioneer Canal property in exchange for consulting services received	$ 27,000	$ -	$ -

Note 12

Subsequent Events

(a)

Effective March 7, 2005, the Company’s wholly-owned subsidiary, Mintec, was discontinued in Barbados and continued to the Province of British Columbia, Canada.

(b)

On March 15, 2005, the Company announced that it has arranged a private placement of 1,600,000 units at a price of $0.75 per unit for gross proceeds of $1,200,000. Each unit consists of one common share and one-half share purchase warrant. Each whole warrant will entitle the holder to purchase one share at a price of $1.15 per share. The period to exercise the warrant right will be for a minimum of 2 years (or such greater period to a maximum of 5 years). The private placement is subject to TSX Venture Exchange approval. A finder’s fee will be paid in accordance with the TSX Venture Exchange policy.

(c)

On March 21, 2005, the Company announced an additional private placement consisting of 80,000 units at a price of $0.75 per unit for gross proceeds of $60,000.  Each unit will consist of one common share and one-half share purchase warrant.  Each whole warrant will entitle the holder to purchase a further common share of the Company at a price of $1.15 per share.  The period to exercise the warrant right will be for a minimum of 2 years (or such greater period to a maximum of 5 years).  In the event the Company enters into any agreements for further third party equity placements in the immediate future at a lower price, the current placement pricing will be reduced accordingly.

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 12

Subsequent Events – (cont’d)

(d)

On March 22, 2005, the Company announced that it had entered into an exclusive agreement for financial and development advice related to the Boleo Project.  Remuneration under the contract is confidential but will include the granting of up to 1,000,000 share purchase options at $0.75 per share for 5 years, subject to regulatory approval.

Note 13

Gain on Sale of Tax Losses

During fiscal 2002, the Company sold the tax losses of its Mexican subsidiary.  The form of the transaction was completed by the incorporation of a sister company in Mexico, into which the accumulated losses were transferred together with a debt owing to the Company and a portion of the share capital of the subsidiary.  For accounting purposes, the substance of the transaction was a sale of the tax losses rather than the form, which was the incorporation and immediate sale of the new subsidiary.

Proceeds on sale of tax losses	$1,157,749
Related professional and consulting fees	(103,667)
Gain on sale of tax losses	$1,054,082

Note 14

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

(a)

Under United States GAAP, adjustments arising from foreign currency translations are deferred until realization and are included as a separate component of shareholders’ equity as a component of comprehensive income or loss.  Therefore, translation adjustments are not included in determining net income but reported as other comprehensive income.  Under Canadian GAAP, translation adjustments are included in net income.  There is no comprehensive income category in Canada.

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 14

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(b)

The impact of the above differences between Canadian and United States GAAP on loss for the year is as follows:

	Year Ended December 31 2004	Year Ended December 31 2003	Year Ended December 31 2002
Income (Loss) for the year as reported	$(5,391,685)	$(404,029)	$481,445
Foreign exchange adjustment	15,040	(72,562)	24,477

Adjustment Income (Loss) for the year in accordance with United States GAAP	$(5,376,645)	$(476,591)	$505,922

	Year Ended December 31 2004	Year Ended December 31 2003	Year Ended December 31 2002
Primary loss per share for the year in accordance with United States GAAP	$(0.10)	$(0.01)	$0.01

(c)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Year Ended December 31 2004	Year Ended December 31 2003	Year Ended December 31 2002
Deficit - As reported	$(36,825,543)	$(31,433,858)	$(31,029,829)

Less Foreign exchange adjustment	(33,045)	(48,085)	24,477
Deficit in accordance with United States GAAP	$(36,858,588)	$(31,481,943)	$(31,005,352)

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 14

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(d)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares
	Number	Amount	Contributed Surplus	Deficit	Comprehensive Income	Total
Shareholders’ equity balance as reported at December 31, 2002	1,016,149	$31,577,900	$-	$(31,029,829)	$-	$548,071

Less Foreign exchange adjustment	-	-	-	24,477	(24,477)	-
Shareholders’ equity in accordance with United States GAAP at December 31, 2002	1,016,149	$31,577,900	$-	$(31,005,352)	$(24,477)	$(548,071)
Shareholders’ equity balance as reported at December 31, 2003	6,153,604	$31,577,900	$-	$(31,433,858)	$-	$144,042

Less Foreign exchange adjustment	-	-	-	(48,085)	48,085	-
Shareholders’ equity in accordance with United States GAAP at December 31, 2003	6,153,604	$31,577,900	$-	$(31,481,943)	$48,085	$(144,042)
Shareholders’ equity balance as reported at December 31, 2004	60,236,306	$40,582,163	$1,390,189	$(36,825,543)	$-	$5,146,809

Less Foreign exchange adjustment	-	-	-	(33,045)	33,045	-
Shareholders’ equity in accordance with United States GAAP at December 31, 2004	60,236,306	$40,582,163	$1,390,189	$(36,858,588)	$33,045	$5,146,809

(e)

Cumulative Since Inception Disclosure – US GAAP

From Inception to December 31 2004
Cumulative Exploration Expenses	$33,517,766
Cumulative General and Administrative Expenses	$6,017,619
Cumulative Net Loss	$36,858,588
Cumulative Net Flow from Operating Activities	$(38,039,139)
Cumulative Net Flow from Investing Activities	$(1,412,669)
Cumulative Net Flow from Financing Activities	$40,550,190

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 14

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(f)

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”.  SFAS No. 141 mandates the purchase method of accounting for all business combinations initiated after June 30, 2001.  In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in business combinations completed after June 30, 2001.  The Company adopted SFAS No. 141, as required, with no material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which revises the accounting for purchased goodwill and other intangible assets.  Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results.  Instead, each of these assets will be tested, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately. The Company adopted SFAS No. 142, as required, on January 1, 2002, with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations".  SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset.  Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement.  The Company adopted SFAS No. 143, as required, on January 1, 2003, with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”.  SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121.  Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required.  The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 14

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(f)

New Accounting Pronouncements – (cont’d)

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.  SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect.  As a result, the criteria in APB No. 30 will now be used to classify those gains and losses.  Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.  Finally, SFAS No. 145 also makes technical corrections to existing pronouncements.  While those corrections are not substantive in nature, in some instances, they may change accounting practice.  The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on May 15, 2002 for transactions occurring after such date with no material impact on its financial statements.  The Company adopted the remaining provisions of SFAS No. 145, as required, on January 1, 2003, with no material impact on its financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded.  SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time.  If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date.  If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date.  The liability shall be recognized rateably over the future service period.  SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms.  A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract.  SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred.  The Company adopted SFAS No. 146, as required, on January 1, 2003 with no material impact on its financial statements.

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 14

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(f)

New Accounting Pronouncements – (cont’d)

In November 2002, the FASB issued FASB interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.  FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of certain guarantees.  FIN 45 also requires disclosure about certain guarantees that an entity has issued.  The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002. The Company adopted the provisions of FIN 45, as required, on January 1, 2002 with no material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure".  SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  The Company adopted the provisions of the SFAS No. 148, effective January 1, 2003, with no material impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of APB No. 51.”  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.  The Company adopted the provisions of FIN 46, as required, with no material impact on its financial statements

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 14

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(f)

New Accounting Pronouncements – (cont’d)

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities.".  SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company adopted SFAS No. 150, as required, on July 1, 2003, with no material impact on its financial statements.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.  SAB No. 104 revises or rescinds portions of the interpretive guidance included in Tope 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations.  The adoption of SAB No. 104 did not have a material effect on the Company’s financial statements.

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 14

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(f)

New Accounting Pronouncements – (cont’d)

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.  SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Baja Mining Corp. (Formerly First Goldwater Resources Inc.)

(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Note 14

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(f)

New Accounting Pronouncements – (cont’d)

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

BAJA MINING CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter Ended September 30, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

Baja Mining Corp.

Interim Consolidated Balance Sheets

As at September 30, 2005 and December 31, 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

		September 30, 2005	December 31, 2004
		(Unaudited)	(Audited)
ASSETS
Current
Cash		$ 523,746	$ 1,098,382
Short term deposits		545,000	4,150,000
Accounts receivable and advances		167,313	176,981
Other receivables		18,345	34,990
Prepaid expenses and other		57,925	-

		1,312,329	5,460,353

Mineral properties and mining concessions (Note 3)		757,793	757,793

Property, plant and equipment, net of amortization (Note 5)		475,361	136,861

		$ 2,545,483	$ 6,355,007

LIABILITIES
Current
Accounts payable and accrued liabilities		$ 510,397	$ 1,161,195
Due to related parties (Note 6)		42,413	47,003

		552,810	1,208,198

SHAREHOLDERS’ EQUITY
Share capital (Note 4)		42,341,483	40,582,163
Contributed surplus (Note 4f)		2,304,365	1,390,189
Deficit		(42,653,175)	(36,825,543)

		1,992,673	5,146,809

		$ 2,545,483	$ 6,355,007

Nature and Continuance of Operations (Note 1)

Commitments (Note 9)

APPROVED BY THE DIRECTORS:

“Robert Mouat”, Director	“John Greenslade”:, Director

SEE ACCOMPANYING NOTES

Baja Mining Corp.

Interim Consolidated Statements of Loss and Deficit

For the Nine Months Ended September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

	Third Quarter		Cumulative
	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004

Exploration expenses
Camp, general and travel	$ 191,230	$ 95,876	$ 448,488	$ 204,373
Concession and claim fees	81,388	63,089	155,490	114,698
Drilling	288,552	-	672,203	-
Feasibility studies	397,914	186,159	1,025,116	261,589
Geological and environmental	362,896	2,401	792,924	2,401
Pilot plant costs	4,893	291,328	201,495	316,306
Professional and consulting fees	169,780	223,231	672,247	286,235
Stock-based compensation expense (Note 4e)	-	578,382	-	578,382
	1,496,653	1,440,466	3,967,963	1,763,984

General and administrative expenses
Amortization	11,389	2,009	22,821	5,307
Audit fees and legal fees	50,541	3,295	50,541	38,760
Bank charges	4,838	-	7,612	-
Filing, exchange and transfer agent fees	9,353	7,934	54,230	23,727
Investor relations and marketing consultations	18,195	16,500	69,446	26,000
Management and consulting fees	90,708	72,000	256,707	147,273
Office and general	31,817	14,992	87,372	32,183
Promotion, trade show and marketing	2,338	87,602	32,430	91,045
Rent	35,986	22,500	101,355	37,500
Stock-based compensation expense (Note 4e)	436,924	734,459	918,674	734,459
Telephone	4,278	-	17,118	-
Travel	20,974	-	68,613	-
Wages and subcontract	46,302	36,987	146,333	57,147
	763,825	998,368	1,833,252	1,193,401
Loss before other items	(2,260,478)	(2,438,834)	(5,801,215)	(2,957,385)
Foreign exchange gain (loss)	(56,353)	(35,861)	(48,637)	(47,969)
Interest income and other	2,867	37,699	22,220	67,674
Net loss for the period	(2,313,964)	(2,436,996)	(5,827,632)	(2,937,680)

Deficit – beginning of period	(40,339,211)	(31,934,542)	(36,825,543)	(31,433,858)

Deficit – end of period	$ (42,653,175)	$ (34,371,538)	$ (42,653,175)	$ (34,371,538)

Basic and diluted loss per share for the period	$ (0.04)	$ (0.04)	$ (0.10)	$ (0.05)

Weighted average number of shares outstanding	63,748,809	60,164,306	61,148,162	54,569,751

SEE ACCOMPANYING NOTES

Baja Mining Corp.

Interim Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

	Third Quarter		Cumulative
	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004

Operating activities
Net loss for the period	$ (2,313,964)	$ (2,436,996)	$ (5,827,632)	$ (2,937,680)
Items not involving cash:
Amortization	11,389	2,099	22,821	5,307
Stock-based compensation expense	436,924	1,312,841	918,674	1,312,841
	(1,865,651)	(1,122,056)	(4,886,137)	(1,619,532)

Net changes in working capital balances
Accounts receivable and advances	7,883	(2,999)	9,668	(36,621)
Prepaid expenses and other	1,835	254	(57,925)	99,232
Accounts payable and accrued liabilities	160,571	(128,290)	(650,798)	15,652
	(1,695,362)	(1,253,091	(5,585,192)	(1,541,269)

Investing activities
Short-term deposits	1,200,000	1,470,151	3,605,000	(6,059,824)
Repayment from related party	7,401	-	16,645	-
Acquisition of property, plant and equipment	(208,004)	(48,014)	(361,321)	(70,076)
	999,397	1,422,137	3,260,324	(6,129,900)

Financing activities
Net proceeds from issuance of common shares	400,172	48,828	1,754,822	9,018,448
Advances from (repayment) to related parties	-	(16,731)	(4,590)	(765,020)
	400,172	32,097	1,750,232	8,253,428

Increase (decrease) in cash and equivalents	(295,793)	201,143	(574,636)	582,259

Cash and equivalents – beginning of period	819,539	437,120	1,098,382	56,004

Cash and equivalents – end of period	$ 523,746	$ 638,263	$ 523,746	$ 638,263

SEE ACCOMPANYING NOTES

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 1

Nature and Continuance of Operations

Baja Mining Corp., formerly First Goldwater Resources Inc., was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation through a reverse takeover.

The Company is in the process of exploring its resource properties in Mexico and is considered to be in the exploration stage.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

Note 2

Summary of Significant Accounting Policies

These unaudited interim financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual financial statements.

(a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  The Company’s significant subsidiary is Mintec International Corporation and its wholly owned subsidiary, Minera y Metalurgica Del Boleo, S.A de C.V.  All significant inter-company transactions and balances have been eliminated.

(b)

Management Estimates

These consolidated financial statements have been prepared in accordance Canadian generally accepted accounting principles.  These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results may differ from these estimates.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 2

Summary of Significant Accounting Policies – (continued)

(c)

Fair Market Value of Financial Instruments

The Company’s financial instruments consist of cash, short-term deposits, accounts receivable and advances, accounts payable and amounts due from and to related parties. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except for the currency risk (Note 2(d)).

(d)

Foreign Currency Translation and Currency Risk

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

As at September 30, 2005, the Company has the following foreign denominated financial instruments:

	Foreign Amount	Canadian Equivalent

Cash in U.S. dollars	296,405	344,156
Cash in Mexican pesos	542,830	58,408
Value added taxes recoverable in Mexican pesos	218,535	23,514
Payroll taxes payable in Mexican pesos	48,705	5,421

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 3

Resource Property Costs

Details of cumulative expenditures on the Boleo Project are as follows:

	September 30,	December 31,
	2005	2004
Camp and general and travel	$ 1,018,373	$ 569,885
Concession fees and other	1,774,406	1,618,916
Drilling	7,857,452	7,185,249
Ecological	1,034,426	1,034,426
Feasibility studies and pilot plant costs	2,585,900	1,638,187
Geological and environmental	7,405,010	6,333,188
Hydrological	56,186	56,186
Management fees	2,893,966	2,893,966
Metallurgical	6,771,860	6,771,860
Payroll and social security	1,259,261	1,259,261
Professional and consulting fees	3,563,013	2,890,766
Roads	687,494	687,494
Stock-based compensation expenses	578,382	578,382
	$ 37,485,729	$ 33,517,766

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 4

Share Capital

(a)

Authorized:

200,000,000 common shares without par value

(b)

Details of transactions are as follows:

	Shares	Amount

Balance – December 31, 2003	6,153,604	$ 31,577,900
Shares issued (i)	600,000	-
Shares issued on reverse takeover transaction	40,000,000	46,371
Private placement	10,666,666	8,000,000
Private placement	2,666,666	2,000,000
Shares issued for agent’s fees	77,370	58,028
Shares issuance costs	-	(1,116,813)
Shares issued on exercise of stock options	20,000	4,400
Fair value of options exercised	-	5,517
Shares issued on exercise of warrants	52,000	6,760
Balance – December 31, 2004	60,236,306	40,582,163
Private placement, net (Note 4c)	2,100,000	1,160,700
Shares issued on exercise of warrants - $1.15	33,000	37,950
Shares issued on exercise of warrants - $0.13	1,200,000	156,000
Shares issued on exercise of warrants - $0.13	3,010,550	391,372
Shares issued on exercise of stock options	40,000	8,800
Fair value of options exercised	-	4,498
Balance, September 30, 2005	66,6149,856	$ 42,341,483

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company).  The amount of share capital proceeds, to the date of the reverse takeover, represents that share capital proceeds of Mintec and is not related to the issuance of the shares by First Goldwater Resources Inc.  As a result, although First Goldwater Resources Inc. issued 600,000 in the 2004 period prior to the reverse takeover, Mintec did not issue any shares and did not have any share capital proceeds. The proceeds raised by First Goldwater Resources Inc. are included in the net assets acquired by Mintec in the reverse takeover transaction.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 4

Share Capital - (continued)

(c)

Private Placements:

Two private placements were executed in March 2005 and closed in June 2005. These private placements were initially agreed at $0.75 per Unit but were subsequently reduced to $0.60 per Unit: 1) The Company agreed to 2,000,000 Units at $0.60 per Unit for gross proceeds of $1,200,000. Each Unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of 5 years at a price of $1.15 per share. A finder’s fee of $92,500 was paid in accordance with the TSX Venture Exchange policy. 2) An additional 100,000 Units at a price of $0.60 per Unit for gross proceeds of $60,000 were authorized for issuance on March 21, 2005 and closed on June 7, 2005. Each Unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of 5 years at a price of $1.15 per share.

	Shares	Amount
Private placement	2,000,000	$1,200,000
Share issuance costs-finder fees & exchange fees	-	(99,300)
Private placement	100,000	60,000
Total	2,100,000	$1,160,700

(d)

Warrants:

As at September 30, 2005 the following warrants are outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,050,000	$1.15	June 7, 2010
6,666,666	$1.15	April 20, 2009
666,666	$0.75	October 19, 2005
8,383,332

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 4

Share Capital - (continued)

(e)

Stock Options:

As at September 30, 2005 the following stock options are outstanding:

Number	Exercise Price	Expiry Date

200,000	$0.22	October 1, 2005
1,530,000	$0.35 (granted at $0.75)	March 22, 2009
495,000	$0.35 (granted at $0.75)	May 17, 2009
225,000	$0.35 (granted at $0.75)	July 22, 2009
620,000	$0.35 (granted at $0.75)	August 13, 2009
100,000	$0.35 (granted at $0.75)	August 20, 2009
1,000,000	$0.35 (granted at $0.75)	March 15, 2010
310,000	$0.35 (granted at $0.75)	April 12, 2010
150,000	$0.35 (granted at $0.75)	June 1, 2010
1,870,000	$0.35	September 15, 2010
6,500,000

The Company adopted a stock option plan (“the plan”). In terms of the plan the directors may grant stock options up to a maximum of ten percent of the number of issued shares of the company. Stock options granted to consultants and employees conducting investor relations activities become vested with the right to exercise one-quarter of the options at the date of granting, the remaining options exercisable in equal quantities after six, nine and twelve months subsequent to the grant date. Stock options granted to other employees, consultants, directors and officers are vested immediately.

On September 15, 2005 1,520,000 stock options were granted to directors and consultants of the company at an exercise price of $0.35. A further 350,000 stock options were granted to investor relations consultants at an exercise price of $0.35.The fair value of options granted was estimated using the Black-Scholes option pricing model. As a result, stock based compensation expenses in the amount of $436,924 have been recognised and charged to general and administrative expenses, with the offsetting amount recorded against contributed surplus. The exercise price of stock options granted prior to September 15, 2005 was amended from $0.75 to $0.35, subject to the approval of disinterested shareholders of the company. A revaluation of options, granted but not yet exercised, and which are subject to this amendment, has been performed. In the opinion of the directors, no adjustment to the contributed surplus is necessary.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 4

Share Capital – (continued)

(e)

Stock Options – (continued):

The fair value of the stock options granted has estimated at the date of the grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model for the current stock based compensation expenses uses the following assumptions:

Risk free interest rate	3.51%
Dividend yield	0%
Expected volatility	68.26%
Weighted average expected stock option life	5 years

(f)

Contributed Surplus

Balance – December 31, 2004	$ 1,390,189
Stock-based compensation – March 2005	375,620
Stock-based compensation – June 2005	106,130
Stock-based compensation – September 2005	436,924
Fair value of options exercised	(4,498)
Balance – September 30, 2005	$ 2,304,365

(g)   Escrow Shares

On April 20, 2004, 40,000,000 shares issued on the acquisition of Mintec International Corporation were placed into escrow and will be released from escrow over a three-year period.  The three-year release period includes 4,000,000 shares released upon exchange approval and 6,000,000 shares released every six months thereafter.

A pooling agreement also covers the escrow shares, whereby 50% of these shares will be released by April 20, 2005, a further 25% of these shares will be released by October 20, 2005, and the remaining shares will be released by April 20, 2006.

As at September 30, 2005, there were 24,000,000 shares remaining in escrow and 8,000,000 escrow shares remain subject to the pooling agreement.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 5

Property, Plant and Equipment

Details are as follows:

	September 30, 2005	December 31, 2004

Computer equipment and software	$ 127,032	$ 113,302
Leasehold improvement	101,558	-
Machinery and equipment	135,670	12,395
Mining equipment	86,263	41,945
Office equipment and furniture	73,557	49,422
Transportation equipment	32,923	32,923
Warehouse	93,069	38,784
	650,092	288,771
Accumulated amortization	(174,731)	(151,910)
	$ 475,361	$ 136,861

Note 6

Related Party Transactions

(a)

During the nine months ended September 30, 2005 and 2004, the Company incurred the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2005	2004
Project management fees and management fees paid/accrued to companies controlled by directors and officers of the Company	$ 348,492	$ 263,273
Legal fees accrued/paid to a law firm whose partner is a director and officer of the Company	-	95,363
Financing fees paid to a Company controlled by a director and officer of the Company	-	65,000
Rent and administration paid to companies with directors in common	32,754	44,500
Salaries and wages paid to employees related to a director of the Company	50,404	23,523
	$ 431,650	$ 491,659

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 6

Related Party Transactions – (continued)

(b)

The Company had the following amounts due to a company of a former director of the Company or companies with directors in common:

	September 30 2005	December 31, 2004
Tek Terra Corporation	$ 42,413	$ 42,413
Minera Terra Gaia, S.A.de C.V.	-	1,945
A law firm in which an insider is a partner	-	2,645
Total	$ 42,413	$ 47,003

The amounts are non-interest bearing, unsecured and are payable on demand.

Note 7

Segmented Information

The company’s only business activity is exploration and development of mineral reserves.  This activity is carried out primarily in Mexico.

The breakdown by geographic region for the nine months ended September 30, 2005 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$-	$3,967,963	$3,967,963
Net loss	$2,048,417	$3,743,215	$5,827,632
Total assets	$878,940	$1,666,543	$2,545,483

The breakdown by geographic region for the nine months ended September 30, 2004 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$-	$1,763,984	$1,763,984
Net loss	$586,464	$2,351,216	$2,937,680
Total assets	$6,316,640	$1,297,678	$7,614,318

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 7

Segmented Information – (continued)

The breakdown by geographic region for the three months ended September 30, 2005 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$-	$1,496,653	$1,496,653
Net loss	$1,284,446	$1,065,518	$2,313,964
Total assets	$878,940	$1,666,543	$2,545,483

The breakdown by geographic region for the three months ended September 30, 2004 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$-	$1,440,466	$1,440,466
Net loss	$448,879	$1,988,117	$2,436,996
Total assets	$6,316,640	$1,297,678	$7,614,318

Note 8

Commitments

(a)

On September 22, 2004, the Company signed an agreement with Bateman Engineering Pty Ltd. (“Bateman”) to complete the Final Feasibility Study on the Boleo Project, with an estimated contract amount of $8.9 million. The Final Feasibility Study is scheduled to complete by December 2005 and the agreement may be terminated upon 30 days prior written notice.  Termination would then be effective as of that date and Bateman would be owed for all services completed to that date.  As at September 30, 2005, the Company has paid or accrued a total of approximately $3.8 million under the agreement, for a remaining terminable commitment of $5.1 million.

(b)

The Company signed a number of management and consulting agreements with directors and officers of the Company.  The future commitments under these contracts are $54,000 in 2005 and $72,000 in 2006.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 8

Commitments – (continued)

(c)

In July 2005, the Company signed a lease agreement for office space for a term of 63 months from July 2005 to September 2010; and is committed to future minimum lease payments for the years ended September 30 as follows:

Amount

2006	$74,480
2007	74,480
2008	74,480
2009	74,480
2010	74,480
$372,400

Note 9

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP")

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

(a)

Under United States GAAP, adjustments arising from foreign currency translations are deferred until realization and are included as a separate component of shareholders’ equity as a component of comprehensive income or loss.  Therefore, translation adjustments are not included in determining net income but reported as other comprehensive income.  Under Canadian GAAP, translation adjustments are included in net income.  There is no comprehensive income category in Canada.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 9

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(b)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Nine Months Ended September 30 2005	Nine Months Ended September 30 2004
Income (Loss) for the period as reported	$(5,827,632)	$(2,937,680)
Foreign exchange adjustment	48,637	47,969
Income (Loss) for the period in accordance with United States GAAP	$(5,778,995)	$(2,889,711)

	Nine Months Ended September 30 2005	Nine Months Ended September 30 2004
Primary loss per share for the year in accordance with United States GAAP	$(0.10)	$(0.05)

(c)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Nine Months Ended September 30 2005	Nine Months Ended September 30 2004
Deficit - As reported	$(42,653,175)	$(34,371,538)

Less Foreign exchange adjustment	15,592	(116)
Deficit in accordance with United States GAAP	$(42,637,583)	$(34,371,654)

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 9

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(d)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares
	Number	Amount	Contributed Surplus	Deficit	Comprehensive Income	Total
Shareholders’ equity balance as reported at September 30, 2004	60,216,306	$40,596,348	$1,312,841	$(34,371,538)	$-	$7,537,651
		-
Less Foreign exchange adjustment	-	-	-	(116)	116	-
Shareholders’ equity in accordance with United States GAAP at September 30, 2004	60,216,306	$40,596,348	$1,312,841	$(34,371,654)	$116	$7,537,651

Shareholders’ equity balance as reported at September 30, 2005	66,619,856	$42,341,483	$2,304,365	$(42,653,175)	$-	$1,992,673
		-
Less Foreign exchange adjustment		-	-	15,592	(15,592)	-
Shareholders’ equity in accordance with United States GAAP at September 30, 2005	66,619,856	$42,341,483	$2,304,365	$(42,637,583)	$(15,592)	$1,992,673

      (e) Cumulative Inception Disclosure – US GAAP

From Inception to September 30, 2005
Cumulative Exploration Expenses	$37,485,729
Cumulative General and Administrative Expenses	$7,850,871
Cumulative Net Loss	$42,637,583
Cumulative Net Flow from Operating Activities	$(43,624,331)
Cumulative Net Flow from Investing Activities	$1,847,655
Cumulative Net Flow from Financing Activities	$42,300,422

(f)

New Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations".  SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset.  Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement.  The Company adopted SFAS No. 143, as required, on January 1, 2003, with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”.  SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121.  Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required.  The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 9

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(f)

New Accounting Pronouncements – (cont’d)

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.  SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect.  As a result, the criteria in APB No. 30 will now be used to classify those gains and losses.  Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.  Finally, SFAS No. 145 also makes technical corrections to existing pronouncements.  While those corrections are not substantive in nature, in some instances, they may change accounting practice.  The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on May 15, 2002 for transactions occurring after such date with no material impact on its financial statements.  The Company adopted the remaining provisions of SFAS No. 145, as required, on January 1, 2003, with no material impact on its financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded.  SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time.  If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date.  If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date.  The liability shall be recognized rateably over the future service period.  SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms.  A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract.  SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred.  The Company adopted SFAS No. 146, as required, on January 1, 2003 with no material impact on its financial statements.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 9

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(f)

New Accounting Pronouncements – (cont’d)

In November 2002, the FASB issued FASB interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.  FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of certain guarantees.  FIN 45 also requires disclosure about certain guarantees that an entity has issued.  The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002. The Company adopted the provisions of FIN 45, as required, on January 1, 2002 with no material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure".  SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  The Company adopted the provisions of SFAS No. 148, effective January 1, 2003 with no material impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of APB No. 51.”  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.  The Company adopted the provisions of FIN 46, as required, with no material impact on its financial statements

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 9

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(f)

New Accounting Pronouncements – (cont’d)

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities.".  SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company adopted SFAS No. 150, as required, on July 1, 2003, with no material impact on its financial statements.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.  SAB No. 104 revises or rescinds portions of the interpretive guidance included in Tope 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations.  The adoption of SAB No. 104 did not have a material effect on the Company’s financial statements.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 9

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(f)

New Accounting Pronouncements – (cont’d)

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.  SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements

September 30, 2005 and 2004

Stated in Canadian Dollars

(Unaudited-Prepared by Management)

Note 9

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – (cont’d)

(f)

New Accounting Pronouncements – (cont’d)

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

GLOSSARY OF TERMS

Boléo

El Boléo Property, Boléo District, Boléo Mining District, Boléo copper-cobalt-zinc deposit – located just outside of Santa Rosalía, Baja California Sur, Mexico.

CCD

Counter Current Decantation

CIM Standards

Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves, as adopted by CIM Council.

Cu

Copper

FDW

Fluor Daniel Wright

Fomento Minera

Comisión de Fomento Minera (Bureau of Mines)

Hellman & Schofield

Hellman & Schofield Pty Ltd., Sydney, Australia – economic geological consultants

Ma

Millions of years

Manto

Spanish mining term for a “mineralized layer or stratum”

David Mehner

David Mehner  P.Geo. – Consulting Geologist

Minera Curator

Minera Curator, S.A. de C.V. – Mexican subsidiary of International

Curator Resources Ltd., the name eventually

changed to Minera Y Metalurgica del Boléo, S.A. de C.V.

Mintec

Mintec International Corporation, Barbados, formed as the parent company of Minera Curator, S.A de C.V.  Mintec was continued to British Columbia, Canada, under the British Columbia Business Corporation Act under the name “Mintec Processing Ltd.” on November 25, 2004.

Minera y Metalurgica del Boléo

Minera y Metalurgica del Boléo, S.A de C.V.

Minera Tera Gaia

Minera Tera Gaia, S.A. de C.V, Mexican subsidiary of Terratech Environmental Corporation

NAFTA

North American Free Trade Agreement

NI 43-101

Canadian National Instrument 43-101

Ordinary Kriging

In the estimation of ore reserves by geostatistical methods,  Kreiging is the use of a weighted, moving-average approach both to account for the estimated values of spatially distributed variables, and also to assess the probable error associated with the estimates.  Ordinary Kriging is a variety of kriging which assumes that local means are not necessarily closely related to the population mean, and which therefore uses only the samples in the local neighborhood for the estimate

Poquiteros

Spanish term for small groups of independent miners

Retaque

Spanish term meaning “back fill”

Stope

An underground excavation made for the purpose of extracting mineral.

SX/EW

Solvent Extraction and Electro-winning -  Solvent extraction (SX), sometimes called liquid ion exchange, is a means of selectively concentrating and purifying a desired element after it has been dissolved in some solution, frequently an acid leach liquor. Electro-winning (EW) is the application of a direct electric current to a concentrated solution of metal ions to cause the deposition of high purity metal.

GUIDE 7 AND CIM REPORTING DEFINITIONS

We report mineralized material under two separate standards to meet the requirements for reporting in both the U.S. and Canada.  U.S. reporting requirements for disclosure of mineral properties are governed by the United States Securities and Exchange Commission (SEC) Industry Guide 7.  Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, commonly referred to as NI 43-101.  Canadian and United States standards are substantially different, and none of our property has any probable or proven reserves under either Canadian or United States standards.

Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Mineralization, Mineralized material, mineralized deposits or Deposit

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work.  This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.

Mineral Deposit

A mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

Mineral Reserve

Means that part of a measured mineral resource or indicated mineral resource that can be extracted legally and at a profit under economic conditions that are specified and generally accepted as reasonable by the mining industry and which is demonstrated by a preliminary feasibility study or feasibility study.

THE TERMS “MINERAL RESERVE”, “PROVEN MINERAL RESERVE”, AND “PROBABLE MINERAL RESERVE” USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM (THE "CIM") STANDARDS ON MINERAL RESOURCES AND MINERAL RESERVES DEFINITIONS AND GUIDELINES ADOPTED BY THE CIM COUNCIL.  IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.

RESERVES ARE CATEGORIZED AS FOLLOWS ON THE BASIS OF THE DEGREE OF CONFIDENCE IN THE ESTIMATE OF THE QUALITY AND GRADE OF THE DEPOSIT.

Proven Mineral Reserve means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

THE DEFINITION FOR “PROVEN MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

Probable Mineral Reserve:  means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

THE DEFINITION FOR “PROBABLE MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Mineral Resource

Under CIM Standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

THE TERMS “MINERAL RESOURCE”, “MEASURED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “INFERRED MINERAL RESOURCE” USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CIM STANDARDS.  THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES.  AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating conditions including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate.

A mineral resource is categorised on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM Standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Cautionary Note to investors concerning estimates of Measured and Indicated Mineral Resources:  The table below uses the terms “measured mineral resources” and “indicated mineral resources.”  We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated:   February 16, 2006

BAJA MINING CORP.

“John W. Greenslade”

                             Name: John W. Greenslade

                              Title: Chief Executive Officer